As filed with the Securities and Exchange Commission on December 3, 2007
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4400	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bayside House, Bayside Executive Park
West Bay Street and Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
(242) 502-8820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Watson, Farley & Williams (New York) LLP
Attention: Daniel C. Rodgers
100 Park Avenue, 31st Floor
New York, New York 10017
(212) 922-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Matheson Evan Reynolds Perkins Coie LLP 1120 N.W. Couch Street, 10th Floor Portland, Oregon 97209 (503) 727-2000	Andrew J. Pitts Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities To be Registered	Registered(1)	Per Share(2)	Price(2)	Fee
Class A common stock, par value $0.01 per share	11,500,000 shares	$19.50	$224,250,000	$6,885

(1)	Includes 1,500,000 shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 3, 2007

PROSPECTUS

10,000,000 Shares of Class A Common Stock

Teekay Tankers Ltd.

$      per share

We are selling 10,000,000 shares of our Class A common stock. We have granted the underwriters an option to purchase up to 1,500,000 additional shares of Class A common stock to cover over-allotments, if any.

We are a Marshall Islands corporation recently formed to acquire an initial fleet of nine double-hull Aframax-class oil tankers from Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries. This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $17.50 and $19.50 per share. Our Class A common stock has been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “TNK.”

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of shares of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to five votes per share and is convertible at any time at the election of the holder into one share of Class A common stock. The voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. The Class B common stock also will automatically convert into shares of Class A common stock in certain circumstances.

Investing in our Class A common stock involves risks.  Please read “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Teekay Tankers Ltd. (before expenses)	$	$

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about , 2007.

Citi	Morgan Stanley

Merrill Lynch & Co.	Wachovia Securities	Deutsche Bank Securities	JPMorgan

Dahlman Rose & Company	Scotia Capital	Johnson Rice & Company L.L.C.

The date of this prospectus is          , 2007.

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You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless we specify otherwise, all references and data in this prospectus to our business and our initial fleet refer to our fleet of nine double-hull Aframax-class oil tankers that we will purchase at or prior to the closing of this offering from subsidiaries of Teekay Corporation. Unless we specify otherwise, when used in this prospectus the terms “Teekay Tankers Ltd.,” the “Company,” “we,” “our” and “us” refer to Teekay Tankers Ltd., and, for periods before the offering, our predecessor. References to “our Manager” are to Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation, which will provide to us commercial, technical, administrative and strategic services.

For the definition of some of the shipping and other terms used in this prospectus, please see the glossary at the end of this prospectus. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

Overview

We are a Marshall Islands corporation formed in October 2007 by Teekay Corporation (NYSE: TK). At or prior to the closing of this offering, we will acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers. Our business is to own oil tankers, and we will employ a chartering strategy intended to maximize cash flow from our vessels through a managed mix of short- or medium-term time-charter contracts and trading in the spot market. Teekay Corporation is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We expect to benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue accretive growth opportunities. We will distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, as further described below under “Our Dividend Policy and Restrictions on Dividends.” Our primary objective is to increase our dividends on a per-share basis.

Initially, a majority of our vessels will operate in the spot market through participation in a pooling arrangement with Teekay Corporation (or the Teekay Pool). The Teekay Pool is expected initially to include approximately 30 Aframax-class crude tankers, including five of our vessels. By employing our ships in the Teekay Pool, we expect to benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. Teekay Corporation and we have agreed to include in the Teekay Pool all of its and our Aframax-class crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. While this agreement will limit Teekay Corporation’s ability to compete with us in the spot market, Teekay Corporation otherwise is not contractually restricted from competing with us, and we have agreed that Teekay Corporation may pursue business opportunities that may be attractive to both Teekay Corporation and us.

At or prior to the closing of this offering, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers. Two of these tankers currently operate under time charters with remaining terms of two to five years, while the remaining tankers are employed in the spot market. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These oil tankers may include medium-sized crude tankers and product tankers. Our intention is to seek growth opportunities that will provide accretive cash flow and that can be financed on acceptable terms.

Our operations will be managed, under the supervision of our executive officers and board of directors, by our Manager. Upon the closing of this offering, we will enter into a long-term management agreement (or the Management Agreement) pursuant to which our Manager and its affiliates will provide to us commercial, technical, administrative and strategic services.

Immediately after the closing of this offering, Teekay Corporation will own all of our outstanding shares of Class B common stock and 2,500,000 shares of our Class A common stock, which together represent 60% of our outstanding Class A and B common stock and 59.2% of the aggregate voting power of our Class A and Class B common stock. If the underwriters exercise their over-allotment option in full, we will redeem from Teekay Corporation 1,500,000 shares of our Class A common stock, which will cause Teekay Corporation’s aggregate ownership and voting power to decrease.

Recent Developments

Based on our unaudited preliminary results for the three months ended September 30, 2007, and subject to normal recurring adjustments, we generated voyage revenues of $34.0 million and net income of $8.4 million, compared to voyage revenues of $38.4 million and net income of $9.9 million for the same period in 2006. On a pro forma basis, assuming this offering and related transactions occurred on January 1, 2006, for the three months ended September 30, 2007, voyage revenues and net income would have been approximately $31.9 million and $6.5 million, respectively. For the year ended December 31, 2006 and the six months ended June 30, 2007, we generated voyage revenues of $153.1 million and $77.3 million, respectively, and net income of $40.2 million and $27.9 million, respectively. On the pro forma basis described above, for the year ended December 31, 2006 and the six months ended June 30, 2007, these voyage revenues would have been $154.6 million and $74.2 million, respectively, and net income would have been $53.1 million and $26.5 million, respectively. Our owner’s equity as of December 31, 2006, June 30, 2007 and September 30, 2007 was $209.6 million, $187.1 million and $188.1 million, respectively. Please read “Selected Historical and Pro Forma Financial and Operating Data” and our unaudited pro forma combined financial statements included elsewhere in this prospectus for further information on our pro forma assumptions and adjustments.

In addition, for the three months ended September 30, 2007, we generated earnings before interest, taxes, depreciation and amortization (or EBITDA) of $13.6 million. For the year ended December 31, 2006 and the six months ended June 30, 2007, we generated EBITDA of $72.8 million and $39.0 million, respectively. Please see note 9 to the table under “Summary Historical and Pro Forma Financial and Operating Data” for further information on EBITDA, which is a non-GAAP financial measure, and for reconciliations to the most directly comparable GAAP financial measures.

Tanker spot-market time-charter-equivalent (or TCE) rates declined during the third quarter of 2007, primarily due to seasonal oil field maintenance in the North Sea and the former Soviet Union, as well as hurricane-related outages in Mexico, which led to lower oil export volumes. Preliminary data from the International Energy Agency indicates that the oil inventories of the countries that are members of the Organization for Economic Co-Operation and Development experienced a counter-seasonal decline of 21 million barrels of oil during the third quarter of 2007. Oil inventories in the major consuming regions of North America, Europe and Japan also experienced a counter-seasonal decrease during the quarter, partly as a result of the prices of oil futures. In some regions, inventories are at historically low levels for this time in the year (the beginning of winter in the northern hemisphere and the peak demand season).

According to Clarkson Research Services Limited, Aframax tanker spot-market TCE rates for the three months ended September 30, 2007 averaged $23,414 per day, compared to $41,405 per day for the same period in 2006. During October and November 2007, Aframax tanker spot-market TCE rates increased from the seasonal lows experienced during the third quarter, as oil field maintenance was completed in the North Sea and United Arab Emirates, demand for imports from refiners rose with the onset of the winter season in the northern hemisphere and weather-related delays in the Bosphorus Straits disrupted shipping. For the period from October 1, 2007 through November 30, 2007, Aframax tanker spot-market TCE rates averaged $28,555 per day, compared to $41,152 for the same period in 2006, and one-year time-charter rates averaged $31,625 per day, compared to $34,625 for the same period in 2006.

Our Fleet

Upon the closing of this offering, our fleet will consist of nine Aframax-class oil tankers. Five of these vessels will be commercially managed through participation in the Teekay Pool, which will employ vessels in the spot market. Two of the other vessels are currently chartered to customers under fixed-rate time-charter contracts that we will assume when we acquire the vessels. The remaining two vessels currently trade in the spot market but will commence operation in December 2007 under fixed-rate time-charter contracts ending in December 2009 and December 2010. All of these tankers have double hulls and are of Bahamian registry.

The following table provides additional information about our tankers as of November 30, 2007.

	Capacity					Expiration of
Vessel	(dwt)(1)	Built	Employment	Charterer	Daily Rate	Charter

Erik Spirit	115,500	2005	Time charter	ConocoPhillips	$28,750	Dec. 2010(2)
Matterhorn Spirit	114,800	2005	Time charter	Eiger Shipping	32,000	Dec. 2009(2)
Everest Spirit	115,000	2004	Pool	—	—	—
Kanata Spirit	113,000	1999	Time charter	Sabic	35,000	May 2008
Kareela Spirit	113,100	1999	Pool	—	—	—
Kyeema Spirit	113,300	1999	Pool	—	—	—
Nassau Spirit	107,100	1999	Pool	—	—	—
Falster Spirit	95,400	1995	Time charter	Skaugen PetroTrans(3)	32,500	July 2008
Sotra Spirit	95,400	1995	Pool	—	—	—

Total capacity	982,600

(1)	Deadweight tonnes.

(2)	Time charter begins in December 2007.

(3)	Teekay Corporation is a 50% owner of Skaugen PetroTrans.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the oil tanker market, including the following:

•	Our Manager has extensive experience in fleet expansion. Since 1998, Teekay Corporation, of which our Manager is a wholly owned subsidiary, has expanded its fleet from 50 to over 180 vessels. We believe that this fleet expansion experience, to which we will have access through our Manager, will prove valuable as we seek to expand our fleet and integrate new assets into our operations.

•	We will have access to Teekay Corporation’s extensive experience in and knowledge of the medium-sized oil tanker market. With over 30 years in the oil tanker business and with worldwide operations, Teekay Corporation has operated successfully through the inherent cyclicality in the spot market. We believe that our participation in the Teekay Pool and our relationship with our Manager will allow us to benefit from Teekay Corporation’s market knowledge and experience in obtaining competitive spot and time-charter rates and in managing our mix of spot and time-charter contracts to maximize our cash flow.

•	We believe that our relationship with Teekay Corporation, with its prominence and customer relationships in the shipping industry, significantly enhances our growth opportunities. Teekay Corporation has developed an extensive network of long-standing relationships and a strong reputation in the shipping industry. We believe that our relationship with Teekay Corporation will significantly enhance the growth of our business through acquisition opportunities (both from Teekay Corporation and third parties) and the pursuit of our chartering strategy. Our competitors, many of which are larger and have more financial resources than we do, may also have strong relationships with companies with which we may seek to do business or from which we may seek to acquire vessels.

•	We will have continued access to Teekay Corporation’s expertise in various functions critical to our vessel operations. Our Manager and the other Teekay Corporation subsidiaries that will provide services to us have significant technical, financial and commercial capabilities relating to vessel operations and other business matters applicable to our operations. We believe that these services will provide strict quality and cost controls to our business and effective safety monitoring of our vessels. Please read “Our Manager and Management-Related Agreements — Management Agreement.”

•	Our financial flexibility positions us to pursue acquisitions and expansion opportunities. At or prior to the closing of this offering, we will enter into a $229 million revolving credit facility. Immediately after the closing of this offering, we anticipate that we will have approximately $116 million of availability under this credit facility for working capital and acquisition purposes and a cash balance of approximately $35 million.

Risk Factors

An investment in our Class A common stock involves risks associated with our business, our industry and the tax characteristics of our Class A common stock. Those risks are described under the caption “Risk Factors” beginning on page 17.

Primary risks that affect our business include:

•	We may be unable to pay dividends on shares of our common stock due to declines in volatile spot market rates or other reasons beyond our control. The amount of cash that is available for distribution to our stockholders will principally depend upon the amount of cash we generate from our operations, which may fluctuate significantly from quarter to quarter based on several factors affecting us or our industry. Most of these factors are outside of our control. Due to our dependence on oil tanker spot market rates, which are cyclical and volatile, any decline in such rates will adversely affect our operating results and ability to pay dividends.

•	Changes in the oil markets could result in decreased demand for our vessels and services. Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Historically, those markets have been volatile, and any slowdown in the United States or world economies may reduce the consumption of oil products and decrease demand for our vessels and services, which could harm our business, financial condition and results of operations.

•	We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us. Pursuant to the Management Agreement and the pooling arrangement relating to the Teekay Pool, subsidiaries of Teekay Corporation will provide to us substantially all of our commercial, technical, administrative and strategic services. Accordingly, we will rely upon these subsidiaries to perform their obligations in a satisfactory manner. We also expect to benefit from Teekay Corporation’s reputation and position in the shipping markets, and any damage to its reputation would adversely affect us and our growth prospects. Our growth prospects would also be adversely affected if Teekay Corporation does not offer to us additional vessels for purchase from time to time.

•	Our markets are highly competitive. We compete in the highly competitive international tanker market, and some of our competitors have substantially greater financial strength and capital than do we or Teekay Corporation. Our competitive position in this market may erode over time.

•	Conflicts of interest exist between us and Teekay Corporation and other Teekay Corporation affiliates, which may compete with us, and our executive officers and many of our directors also have conflicts of interest relating to these entities. Conflicts of interest may exist between us and Teekay Corporation or other affiliates thereof and our and their officers and directors because (a) Teekay Corporation and its other affiliates may compete with us, (b) we have entered into agreements with our Manager and other Teekay Corporation affiliates pursuant to which they will provide substantially all services required to operate our business and (c) all three of our executive officers and three of our directors also serve as executive officers or directors of Teekay Corporation or its affiliates, including our Manager. These conflicts of interest may result in these other entities or our executive officers or directors favoring the interests of Teekay Corporation or its other affiliates above our interests and those of our stockholders. In addition, our articles of incorporation provide, and we have agreed with Teekay Corporation pursuant to a contribution, conveyance and assumption agreement, that Teekay Corporation may pursue business opportunities that may be attractive to both Teekay Corporation and us. This arrangement may strengthen Teekay Corporation’s ability to compete with us and limit our growth opportunities. Please read “Certain Relationships and Related-Party Transactions — Contribution, Conveyance and Assumption Agreement — Business Opportunities” and “Description of Capital Stock — Limitations on Director Liability and Indemnification of Directors and Officers.”

Our Business Strategies

Our primary business objective is to increase dividends per share by executing the following strategies:

•	Expand our fleet through accretive acquisitions. We intend to acquire additional oil tankers in a manner that will increase our dividends on a per-share basis. At or prior to the closing of this offering, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. Please read “Certain Relationships and Related Party Transactions — Contribution, Conveyance and Assumption Agreement — Offer By Teekay Corporation to Us of Four Suezmax-Class Oil Tankers.” We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation to offer us from time to time. These acquisitions may include product tankers.

•	Tactically manage our mix of spot and charter contracts. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize our dividends on a per-share basis.

•	Maximize cash flow by participating in the Teekay Pool. Through the participation of a majority of our vessels initially in the Teekay Pool, which will be managed by a subsidiary of Teekay Corporation, we expect to benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in this pool will exceed the amount we would otherwise derive by operating these vessels outside of the pool due to higher vessel utilization and daily revenues.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage Teekay Corporation’s operational expertise and customer base to further expand these relationships with consistent delivery of superior customer service through our Manager.

Industry Trends

We believe that the following dynamics affecting the oil tanker market will contribute to our growth:

•	strong global economic activity and industrial production, which have led to growth in oil demand in recent years;

•	increased aggregate seaborne transportation distances due in large part to growing economies in China and India and limitations on refinery capacity in developed countries;

•	the ongoing shift by charterers toward quality in vessels and operations; and

•	regulations of the International Maritime Organization (or IMO) that are expected to cause the phase-out by 2015 of single-hull conventional tankers (approximately 24% of the existing world tanker fleet as of October 31, 2007).

Our Dividend Policy

Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business, taking into account contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. We do not anticipate the need for reserves at this time. If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our Cash Available for Distribution for this quarter by the weighted-average number of shares over the quarter and, if required, borrow additional amounts to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. Dividends will be paid equally on a per-share basis between our Class A common stock and our Class B common stock. We intend to pay the first dividend in February 2008 on a pro-rated basis for the remainder of the first fiscal quarter ending after the closing of this offering and, thereafter, to pay dividends on a quarterly basis. It is our goal to acquire additional vessels or businesses to increase our dividends on a per-share basis. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance that we will not reduce or eliminate our dividend. Please read “Our Dividend Policy and Restrictions on Dividends” and “Risk Factors” for a more detailed description of the calculation of Cash Available for Distribution and various factors that could reduce or eliminate our ability to pay dividends.

The Transactions

We are a Marshall Islands corporation recently formed to acquire a fleet of nine double-hull Aframax-class oil tankers from Teekay Corporation.

At or prior to the closing of this offering, the following transactions will occur to transfer to us our initial fleet and effect our initial public offering of our Class A common stock:

•	Teekay Corporation will transfer to us nine of its wholly owned subsidiaries, each of which owns one Aframax-class oil tanker;

•	we will issue to Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation, (a) 12,500,000 shares of our Class B common stock (which entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum) and 2,500,000 shares of our Class A common stock (which entitles the holder to one vote per share), representing an aggregate 60% ownership interest in us, and (b) a non-interest bearing promissory note (or the Note); and

•	we will issue 10,000,000 shares of Class A common stock to the public in this offering, representing a 40% ownership interest in us (assuming that the underwriters do not exercise their option to purchase up to 1,500,000 additional shares of Class A common stock to cover any over-allotments), and will use the net proceeds of this offering to repay remaining balances under the Note following partial repayment of the Note with advances under our new revolving credit facility as described below. Please read “Use of Proceeds.”

The original principal amount of the Note will equal the sum of the net proceeds from this offering (excluding any exercise by the underwriters of their over-allotment option), plus the amount required to repay outstanding amounts under the new $229 million revolving credit facility that we will enter into at or prior to the closing of this offering, less $35 million.

In addition, at or prior to the closing of this offering:

•	we will enter into the long-term Management Agreement pursuant to which our Manager will provide to us commercial, technical, administrative and strategic services, for which our Manager will be paid a market-based fee and may be entitled to a performance fee if we generate Gross Cash Available for Distribution in respect of any given fiscal year above certain thresholds;

•	we will enter into a revenue sharing pool agreement (the Pooling Agreement) pursuant to which Teekay Chartering Limited, a wholly owned subsidiary of Teekay Corporation, will provide commercial management services to our vessels that will be included in the Teekay Pool and Teekay Corporation’s Aframax-class crude tankers that operate in the spot market;

•	we will enter into agreements with Teekay Corporation by which (a) Teekay Corporation will agree to offer to us, within 18 months following the closing of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer, (b) Teekay Corporation may pursue certain business opportunities that may be attractive to both Teekay Corporation and us and (c) we will provide to Teekay Corporation and its affiliates registration rights with respect to shares of our Class A and Class B common stock owned by it or them; and

•	we will borrow approximately $113 million under the new revolving credit facility we will enter into at or prior to the closing of this offering to repay a portion of the Note and obtain $35 million in cash for working capital purposes.

For further details about our agreements with Teekay Corporation and its affiliates and about our new revolving credit facility, please read “Our Manager and Management-Related Agreements — Management Agreement,” “Certain Relationships and Related-Party Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility.”

Assuming that the underwriters do not exercise their over-allotment option, our ownership structure immediately following the closing of this offering will be:

Public shares of Class A common stock	40%
Shares of Class A common stock held by Teekay Corporation	10
Shares of Class B common stock held by Teekay Corporation	50

Total	100%

Our Manager and Management-Related Agreements

Our Manager will provide us with all of our staff other than our Chief Executive Officer, Executive Vice President and Chief Financial Officer. Our board of directors and these executive officers have the authority to hire additional staff as they deem necessary.

Our Manager will manage our business pursuant to the long-term Management Agreement, under which it will provide to us commercial, technical, administrative and strategic services. Commercial services primarily involve vessel chartering. Technical services primarily include vessel maintenance and crewing. Administrative services primarily include accounting, legal and financial services. Strategic services primarily include providing advice on acquisitions, strategic planning and general management of our business. We will pay our Manager a market-based fee for these services that will include reimbursement of the reasonable direct or indirect expenses it incurs in providing us with these services.

In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our common stock (or the Incentive Threshold ), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustments for stock dividends, splits, combinations and similar events), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced Cash Available for Distribution.

Commencing January 1, 2008, we will maintain an internal account (or the Cumulative Dividend Account) that will reflect, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events). The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Although any performance fee earned by our Manager will be paid in the first quarter of the year following the fiscal year for which the fee is calculated, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. If we issue additional shares of common stock, the per-share amounts used for determining whether or not a performance fee is payable, the amount of any such performance fee and changes in the Cumulative Dividend Account will be based on the weighted-average number of shares outstanding during the applicable fiscal year. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. Please read “Our Manager and Management-Related Agreements — Compensation of Our Manager” for a more detailed description of the calculation of the performance fee.

Pursuant to the Pooling Agreement, Teekay Chartering Limited will operate and provide commercial services to Teekay Corporation’s Aframax-class crude tankers and our vessels that operate in the spot market in the Teekay Pool. Revenues generated by vessels operating in the pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses will be pooled and allocated according to a pre-arranged weighting system that recognizes each vessel’s earnings capability based on its age, cargo capacity, pumping capacities, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pool will be established based on the recommendation of an independent specialist or maritime consultant. We believe that this pooling arrangement will result in higher utilization and daily revenues for our participating vessels and that it effectively will limit Teekay Corporation’s ability to compete against us in this sector. Please read “Our Manager and Management-Related Agreements — Pooling Agreement” for a more detailed description of the Teekay Pool and the Pooling Agreement.
Corporate Information

We maintain our principal executive offices at Bayside House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. Our telephone number at that address is (242) 502-8820.
About Teekay Corporation

Teekay Corporation (NYSE: TK) is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. As of November 30, 2007, its fleet of wholly and partially owned and chartered-in vessels, including newbuildings, totaled 187 vessels. Teekay Corporation’s shares of common stock have been publicly traded since 1995. In May 2005 and December 2006, Teekay Corporation’s subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Offshore Partners L.P. (NYSE: TOO) became publicly traded partnerships, focused primarily on the liquefied natural gas and offshore oil markets, respectively. Since their initial public offerings, Teekay LNG Partners and Teekay Offshore Partners have increased their quarterly distributions by 28% and 10%, respectively.

The Offering

Class A common stock offered	10,000,000 shares.

11,500,000 shares if the underwriters exercise their over-allotment option in full.

Shares outstanding immediately after this offering	12,500,000 shares of Class A common stock and 12,500,000 shares of Class B common stock.

Use of proceeds	We intend to use the net proceeds of this offering to repay the remaining balance of a non-interest bearing promissory note that we will issue to Teekay Corporation as partial consideration for our acquisition of our initial fleet.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to repurchase shares of Class A common stock from Teekay Corporation at the initial public offering price per share. The number of shares of Class A common stock that we will repurchase will equal to the number of shares for which the underwriters exercise their over-allotment option.

Teekay Corporation may use amounts it receives in connection with this offering to repay borrowings under one of its credit facilities, under which affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are lenders. Please read “Underwriting” for additional information.

Cash dividends	We intend to pay a variable cash dividend each quarter on our Class A and Class B common stock of all our Cash Available for Distribution, subject to the discretion of our board of directors. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. There is no guarantee that we will pay any dividends on our shares of common stock in any quarter.

If we had completed the transactions contemplated in this prospectus on January 1, 2006 as a separate public company, pro forma Cash Available for Distribution generated during the year ended December 31, 2006 and the six months ended June 30, 2007 would have been approximately $68.9 million and $34.4 million, respectively. Assuming no amount of this Cash Available for Distribution had been retained by us as a result of reserves established by our board of directors for the conduct of our business (taking into account contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law) or otherwise, these amounts would have permitted dividends on our outstanding Class A and Class B common stock of $2.75 and $1.38 per share for such respective periods. Please read “Our Dividend Policy and Restrictions on Dividends — Summary Pro Forma Results of Operations and Cash Available for Distribution.”

Performance fee	If Gross Cash Available for Distribution for a given fiscal year exceeds the Incentive Threshold, our Manager, Teekay Tankers Management Services Ltd., generally will be entitled to payment of a performance fee under the Management Agreement equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although any performance fee earned by our Manager will be paid in the first quarter of the year following the fiscal year for which the fee is calculated, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. We will maintain a Cumulative Dividend Account to track dividends, which is intended to ensure that our stockholders receive at least $2.65 per share in annualized dividends before any performance fee is paid. Please read “Our Manager and Management-Related Agreements — Management Agreement — Compensation of Our Manager” for further information about our Manager’s performance fee.

Class B common stock	Upon the closing of this offering, Teekay Corporation will own indirectly all of our outstanding shares of Class B common stock. The principal difference between our Class A common stock and our Class B common stock is that each share of Class B common stock entitles the holder thereof to five votes on matters presented to our stockholders, while each share of Class A common stock entitles the holder thereof to only one vote on such matters. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. The holder of shares of Class B common stock may elect at any time to have such shares converted into shares of Class A common stock on a one-for-one basis.

In addition:

• upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation or its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets, such shares shall automatically convert into shares of Class A common stock; and

• all shares of our Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

All such conversions will be effected on a one-for-one basis.

Tax considerations	We believe that under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, then such dividends are expected to be taxable as “qualified dividend income” subject to a maximum 15%

U.S. federal income tax rate (currently through 2010). Other distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your Class A common stock and thereafter as capital gain.

NYSE listing	Our Class A common stock has been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “TNK.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Historical and Pro Forma Financial and Operating Data

The following table presents, in each case for the periods and as at the dates indicated, summary:

•	historical financial and operating data of seven Aframax-class oil tankers and two wholly owned subsidiaries of Teekay Corporation (each of which owns one Aframax-class oil tanker) to be contributed by Teekay Corporation at or prior to the closing of this offering (or Teekay Tankers Predecessor); and

•	pro forma financial and operating data of Teekay Tankers Ltd.

The summary historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2002, 2003 and 2004 are derived from the unaudited combined carve-out financial information of Teekay Tankers Predecessor, which is not included in this prospectus;

•	the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2005 and 2006 are derived from the audited combined carve-out financial statements of Teekay Tankers Predecessor included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay Tankers Predecessor as at and for the six months ended June 30, 2006 and June 30, 2007 are derived from the unaudited combined carve-out financial statements of Teekay Tankers Predecessor, which, other than the unaudited combined carve-out balance sheet as at June 30, 2006, are included elsewhere in this prospectus.

The unaudited pro forma financial data of Teekay Tankers Ltd. presented for the year ended December 31, 2006 and as at and for the six months ended June 30, 2007 are derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume this offering and related transactions occurred on January 1, 2006. The pro forma balance sheet data assume this offering and related transactions occurred on June 30, 2007. A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements.

The following table includes two financial measures, net voyage revenues and EBITDA, which we use in our business and are not calculated or presented in accordance with U.S. generally accepted accounting principles (or GAAP). We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in notes 7 and 9, respectively, to the following table.

	Historical							Pro Forma
						Six			Six
						Months		Year	Months
						Ended		Ended	Ended
	Year Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share, TCE and fleet data)

Income Statement Data:
Voyage revenues	$64,772	$91,503	$106,442	$125,372	$153,093	$80,333	$77,263	$154,578	$74,226

Operating expenses:
Voyage expenses(1)	23,569	28,670	19,661	31,799	46,408	24,177	21,611	46,408	21,611
Vessel operating expenses(2)	11,442	14,158	16,310	18,722	21,777	10,801	10,115	21,777	10,115
Depreciation and amortization	9,063	9,303	10,647	13,137	15,614	7,794	7,809	15,614	7,809
General and administrative expenses	4,190	3,949	5,441	8,975	12,142	6,223	6,515	7,749	3,823

Total operating expenses	48,264	56,080	52,059	72,633	95,941	48,995	46,050	91,548	43,358

Income from vessel operations	16,508	35,423	54,383	52,739	57,152	31,338	31,213	63,030	30,868

Interest expense	(32)	(169)	(535)	(6,919)	(15,737)	(7,407)	(3,316)	(8,715)	(4,352)

Other — net	(429)	(905)	(2,448)	(1,929)	(1,262)	(802)	(1)	(1,262)	(1)

Net income	$16,047	$34,349	$51,400	$43,891	$40,153	$23,129	$27,896	$53,053	$26,515

Pro forma net income per share of common stock (basic and diluted)(3)								$2.12	$1.06

Balance Sheet Data: (at end of period)
Cash and cash equivalents(4)	—	—	—	—	—	—	—		$35,000
Vessels and equipment(5)	$193,147	$196,039	$224,889	$296,899	$282,451	$289,827	$274,888		$274,888
Total assets	199,551	203,892	230,888	317,414	298,625	301,211	289,270		324,123
Total debt(6)	—	8,847	10,765	268,922	81,196	258,413	95,343		150,000
Total owner’s equity	196,813	192,101	216,211	42,446	209,575	35,153	187,138		167,334

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$25,527	$40,651	$61,942	$41,828	$62,170	$41,495	$36,646
Financing activities	(21,319)	(30,215)	(26,292)	39,500	(61,148)	(40,930)	(36,400)
Investing activities	(4,208)	(10,436)	(35,650)	(81,328)	(1,022)	(565)	(246)

Other Financial Data:
Net voyage revenues(7)	$41,203	$62,833	$86,781	$93,573	$106,685	$56,156	$55,652	$108,170	$52,615
TCE per revenue day — voyage charters(8)	19,006	29,057	46,878	35,549	34,706	37,725	37,147	35,388	34,331
TCE per revenue day — time charters(8)	—	30,497	25,105	29,051	28,424	28,097	28,752	28,424	28,752
EBITDA(9)	25,576	44,661	65,027	65,881	72,755	39,122	39,022	78,633	38,676
Capital expenditures:
Expenditures for vessels and equipment	(4,208)	(10,436)	(35,650)	(81,328)	(1,022)	(565)	(246))	(1,022)	(246)
Expenditures for drydocking	(160)	(1,760)	(3,847)	(3,819)	(144)	(157)	—	(144)	—

Fleet Data:
Average number of Aframax tankers(10)	6.0	6.0	6.6	7.9	9.0	9.0	9.0	9.0	9.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Please read Note 5 of our unaudited pro forma combined financial statements included in this prospectus for a calculation of our pro forma net income per share.

(4)	Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to Teekay Tankers Predecessor’s vessels are co-mingled with other funds in accounts which are owned by companies other than those that comprise Teekay Tankers Predecessor. Consequently, any cash transactions made on behalf of Teekay Tankers Predecessor’s vessels are either reflected as increases or decreases of advances from affiliates or are reflected as increases or decreases in owner’s equity. Prior to the closing of this offering, we will set up bank accounts and fund these accounts from borrowings under our revolving credit facility in an amount of approximately $35.0 million.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.

(6)	Total debt includes long-term debt and advances from affiliates.

(7)	Consistent with general practice in the shipping industry, we use net voyage revenues (or voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charter contracts, the charterer typically pays the voyage expenses, whereas under voyage charter contracts the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically seek to pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although voyage revenues from different types of contracts may vary, we believe that the net revenues after subtracting voyage expenses, or net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net voyage revenues with voyage revenues.

	Historical							Pro Forma
						Six			Six
						Months			Months
						Ended		Year Ended	Ended
	Year Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Voyage revenues	$64,772	$91,503	$106,442	$125,372	$153,093	$80,333	$77,263	$154,578	$74,226
Voyage expenses	23,569	28,670	19,661	31,799	46,408	24,177	21,611	46,408	21,611

Net voyage revenues	$41,203	$62,833	$86,781	$93,573	$106,685	$56,156	$55,652	$108,170	$52,615

(8)	Freight rates are commonly measured in the shipping industry at the net voyage revenue level in terms of TCE rates, which represent net voyage revenues divided by revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

The following table, when read in conjunction with the table in footnote 7 above, reconciles TCE per revenue day to the nearest GAAP performance measure.

	Historical							Pro Forma
						Six			Six
						Months		Year	Months
						Ended		Ended	Ended
	Years Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Net voyage revenues:
Voyage-charter contracts	$41,203	$58,755	$60,168	$64,842	$75,589	$40,936	$40,060	$77,074	$37,023
Time-charter contracts	—	4,078	26,613	28,731	31,096	15,220	15,592	31,096	15,592

Total	$41,203	$62,833	$86,781	$93,573	$106,685	$56,156	$55,652	$108,170	$52,615

Revenue days:
Voyage-charter contracts	2,168	2,022	1,283	1,824	2,178	1,085	1,078	2,178	1,078
Time-charter contracts	—	134	1,060	989	1,094	542	542	1,094	542

Total	2,168	2,156	2,344	2,813	3,272	1,627	1,621	3,272	1,621

TCE per revenue day:
Voyage-charter contracts	$19,006	$29,057	$46,878	$35,549	$34,706	$37,725	$37,147	$35,388	$34,331
Time-charter contracts	—	$30,497	$25,105	$29,051	$28,424	$28,097	$28,752	$28,424	$28,752

(9)	Earnings before interest, taxes, depreciation and amortization (or EBITDA) is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis, and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold shares of our Class A common stock.

•	Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock.

EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical								Pro Forma
						Six		Three		Six
						Months		Months	Year	Months
						Ended		Ended	Ended	Ended
	Year Ended December 31,					June 30,		September 30,	December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2007*	2006	2007
	(unaudited)	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Reconciliation of “EBITDA” to “Net income”:
Net income	$16,047	$34,349	$51,400	$43,891	$40,153	$23,129	$27,896	$8,366	$53,053	$26,515
Income taxes	434	840	2,445	1,934	1,251	792	—	—	1,251	—
Depreciation and amortization	9,063	9,303	10,647	13,137	15,614	7,794	7,809	3,919	15,614	7,809
Interest expense	32	169	535	6,919	15,737	7,407	3,316	1,348	8,715	4,352

EBITDA	$25,576	$44,661	$65,027	$65,881	$72,755	$39,122	$39,021	$13,633	$78,633	$38,676

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$25,527	$40,651	$61,942	$41,828	$62,170	$41,495	$36,646	$13,335	$75,024	$35,177
Expenditures for drydocking	160	1,760	3,847	3,819	144	157	—	—	144	—
Income taxes	434	840	2,445	1,934	1,251	792	—	—	1,251	—
Interest expense	32	169	535	6,919	15,737	7,407	3,316	1,348	8,715	4,352
Change in working capital	(540)	1,279	(3,707)	11,485	(6,313)	(10,630)	(759)	(935)	(6,313)	(759)
Other, net	(37)	(38)	(35)	(104)	(234)	(99)	(182)	(115)	(188)	(94)

EBITDA	$25,576	$44,661	$65,027	$65,881	$72,755	$39,122	$39,021	$13,633	$78,633	$38,676

* Provided to reconcile EBITDA included under “Recent Developments” on page 2.

(10)	Average number of ships consists of the average number of owned vessels that were in our possession during a period.

RISK FACTORS

Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our Class A common stock. Some of the following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares.

If any of the following risks actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might not be able to pay dividends on shares of our Class A common stock, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may be unable to pay dividends.

Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter, subject to any reserves the board of directors may from time to time determine are required. The amount of Cash Available for Distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the cyclicality in the spot tanker market;

•	the rates we obtain from our spot charters and time charters;

•	the price and level of production of, and demand for, crude oil;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;

•	delays in the delivery of any newbuilding vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash generated also will depend upon other factors, such as:

•	the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on distributions contained in our credit agreements;

•	fluctuations in our working capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of The Marshall Islands. Please read “Our Dividend Policy and Restrictions on Dividends” for more details.

We depend upon spot charters and any decrease in spot-charter rates may adversely affect our earnings and our ability to pay dividends.

Our initial fleet will be comprised of nine double-hull Aframax tankers that we will acquire from Teekay Corporation at or prior to the closing of this offering. Of these nine vessels, four will operate under fixed-rate time charters as of December 2007, while the remaining five will operate, through participation in the Teekay Pool, in the spot market. In addition, we may spot-employ any additional vessels that we may acquire in the future or, upon the expiration of existing time charters, operate the applicable vessels under spot employment. As a result, our financial performance will be substantially affected by conditions in the oil tanker spot market and only our four vessels initially on fixed-rate time charters will, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Current spot market rates are at relatively high levels on a historical basis. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot market to operate profitably or for us to pay dividends.

We may hedge our exposure to the spot-charter market’s volatility by entering into financial instruments such as freight forward agreements with respect to one or more of our tankers. This hedging technique, which would guarantee minimum revenues for the tankers subject to the agreements, could limit our profits during periods of rising spot-charter rates.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings and Cash Available for Distribution may decrease. Our exposure to industry business cycles will be more acute because of our dependence upon the spot market, which is more volatile than the tanker industry generally. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, economic conditions in the tanker market.

The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic conditions;

•	the distance oil and oil products are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, and the supply of, and demand for, tanker capacity. Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

Our ability to grow may be adversely affected by our dividend policy.

Our dividend policy requires us to distribute all of our Cash Available for Distribution on a quarterly basis, subject to any reserves that our board of directors may determine are required. Accordingly, our growth, if any, may not be as fast as businesses that reinvest their cash to expand ongoing operations.

In determining the amount of Cash Available for Distribution, our board of directors will consider contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. We believe that we will generally finance any maintenance and expansion capital expenditures from cash balances or external financing sources (including commercial borrowings and potential debt or equity issuances). To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities. We estimate that our maintenance capital expenditures for our initial fleet will average approximately $3 million per year over the next five years. We anticipate growing our fleet through the acquisition of tankers from third parties, our right to acquire up to four additional tankers from Teekay Corporation during the 18 months following the closing of this offering and other tankers we expect Teekay Corporation will offer us from time to time, which would increase the level of our maintenance capital expenditures.

Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in our fleet size or the cost of replacement vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures may reduce the amount of Cash Available for Distribution to our stockholders.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to pay dividends may be diminished, our financial leverage could increase or our stockholders’ ownership interest in us could be diluted.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing oil tankers from third parties or from Teekay Corporation, which at or prior to the closing of this offering will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers. Although the actual price of such vessels will be determined at the time of purchase, we estimate that the current aggregate fair market value of the four tankers is approximately $360 million. We may acquire additional Aframax or Suezmax-class crude tankers or product tankers in the future. Our acquisitions may also include newbuilding vessels (or newbuildings).

We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the order). If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding. If we finance these acquisition costs by issuing shares of common stock, we will dilute our quarterly per-share dividends prior to generating cash from the operation of the newbuilding.

To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to stockholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant stockholder ownership or dividend dilution.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil will depend upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and services, which would reduce vessel earnings and limit our ability to expand our fleet.

We will depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.

Upon the closing of this offering, we will enter into the Management Agreement with our Manager, pursuant to which our Manager will provide to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. We may also contract with Teekay Corporation or its other subsidiaries to incur construction-related financing for any newbuildings we may order. We would purchase the vessels on or after delivery at an agreed-upon price.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation will provide. Furthermore, the profitable operation of our spot-market tankers in the Teekay Pool will depend largely on the efforts of Teekay Corporation and its reputation and relationships in the shipping industry. Under the pooling arrangement, the earnings of all of the vessels in the Teekay Pool will be aggregated, or pooled, and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel is available. Any termination of the agreement for the Teekay Pool would result in our loss of the expected benefits of this pooling arrangement.

If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

•	maximize revenues of our tankers included in the Teekay Pool;

•	acquire new tankers or obtain new time charters;

•	renew existing time charters upon their expiration;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to stockholders.

The operation of the majority of our tankers in the Teekay Pool could limit our earnings.

Upon the closing of this offering, five of our nine vessels will operate in, and generate revenues to us through participation in, the Teekay Pool. Pools are designed to spread the costs and risks associated with ship management and to share the hire rates earned by all of the vessels in the pool. Although the revenues are apportioned based on the relative performance capabilities of each vessel and the actual earning days each vessel is available, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of pool revenues may be less than what we could earn operating our vessels independently, particularly during periods of rising spot-charter rates when our ability to increase vessel earnings is greatest.

Although we intend to operate a majority of our fleet in the Teekay Pool, we may cease operating our vessels in the Teekay Pool or any other pooling arrangement, which may adversely affect our operating results and ability to pay dividends.

We will determine which of our vessels will operate in the Teekay Pool based on the recommendations of our Manager, and we may elect not to operate any of our vessels in the Teekay Pool or other pooling arrangements. Teekay Corporation and we have committed to include in the Teekay Pool all of its and our Aframax-class crude tankers that are employed in the spot markets or operate pursuant to time charters of less than 90 days. If Teekay Corporation removes its vessels to operate under longer-term time charters, the benefits to us of the Teekay Pool could diminish. Furthermore, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels or Teekay Corporation’s vessels cease to participate in the Teekay Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations and ability to pay dividends could be harmed.

Our vessels operate in the highly competitive international tanker market.

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater financial strength and capital than do we or Teekay Corporation. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers, and our competitive position may erode.

We may not be able to grow or to manage our growth effectively, and we have agreed that Teekay Corporation may pursue business opportunities that may be attractive to both Teekay Corporation and us, which may limit our growth opportunities.

One of our principal strategies is to continue to grow by expanding our operations and adding vessels to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers or shipping companies for acquisitions or joint ventures;

•	integrate successfully any acquired tankers or businesses with our existing operations; and

•	obtain required financing for our existing and any new operations.

In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, may reduce our acquisition opportunities or cause us to pay higher prices. Our acquisition and growth opportunities may be reduced further by our agreement with Teekay Corporation that it may pursue business opportunities that may be attractive to both Teekay Corporation and us. Please read “Certain Relationships and Related-Party Transactions — Contribution, Conveyance and Assumption Agreement — Business Opportunities” for a more detailed description of this agreement with Teekay Corporation. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

We may not realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our financial condition and performance.

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our operating results are subject to seasonal fluctuations.

Our tankers operate in markets that have historically exhibited seasonal variations in demand and, therefore, in spot-charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by the tankers that will be included in our initial fleet have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended March 31 and December 31.

Delays in deliveries of any newbuildings could harm our operating results.

The delivery of any newbuilding that we may order could be delayed, which would delay our receipt of revenues related to the vessel or through its participation in the Teekay Pool. The completion and delivery of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to finance the construction of the vessels; or

•	an inability to obtain requisite permits or approvals.

If delivery of a vessel is significantly delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our stockholders.

Over time, the value of our vessels may decline substantially, which could adversely affect our ability to obtain financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards.

Vessel values currently are very high relative to historic levels, and they may decline substantially.

If operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, one of our credit facilities contains loan-to-value financial covenants tied to the value of the two vessels that collateralize this credit facility. Any decline in the market values of these tankers may require prepayments to avoid a default under this credit facility. If we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

An increase in operating costs could adversely affect our cash flows and financial condition.

Under the Management Agreement, we must reimburse our Manager for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and in addition for spot or voyage charters, voyage expenses (including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to fuel, insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings and the amount of Cash Available for Distribution to our stockholders.

We will be unable to quantify in advance the amount of fees we will pay under our Management Agreement, which will vary from period to period.

We will not be able to quantify in advance the fees for services provided to us under the Management Agreement because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are not specified or fixed. The aggregate amount of these fees will vary from period to period, which will affect the amount of Cash Available for Distribution.

Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.

Assuming we had completed this offering and the related transactions on June 30, 2007, our consolidated debt would have been approximately $150 million. In addition, immediately after the closing of this offering, we anticipate having the capacity to borrow up to approximately $116 million under our new $229 million revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, business opportunities and dividends to our stockholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements” and “— New Credit Facility.”

Restrictions in our debt agreements may prevent us from paying dividends.

The payment of principal and interest on our debt will reduce the amount of cash for dividends to our stockholders. In addition, we expect that our revolving credit facility and other financing agreements will prohibit the payment of dividends upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

For more information regarding these financing arrangements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.”

Terrorist attacks, increased hostilities or war could lead to economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, resulting in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could disrupt the spot market in which our tankers operate and entitle customers to terminate our time charters, which would harm our cash flows and business.

Operations outside of the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of demand for oil and related marine transportation services. We derive a significant portion of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have directly and indirectly resulted in attacks on ships and other efforts to disrupt shipping. In addition, vessels trading in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business or our results of operations, financial condition and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise, may limit trading activities with countries where our vessels operate, which could also harm our business and ability to pay dividends. Finally, a government could requisition one or more of our vessels, which is most likely during a war or a national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.

Marine transportation is inherently risky, and an incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical or electrical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition and operating results.

Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of oil tankers is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, none of our vessels is insured against loss of revenues resulting from vessel off-hire time. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations our Manager may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Our Manager may be unable to procure adequate insurance coverage for us or our vessels at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations will be affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

The United States Oil Pollution Act of 1990 (or OPA 90), for instance, allows for potentially unlimited liability for owners, operators and bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States, without regard to fault of such owners, operators and bareboat charterers. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. In addition, in complying with OPA 90, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.

Various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Certain exemptions promulgated by the Environmental Protection Agency (or EPA) under the Clean Water Act allow vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, a U.S. district court has invalidated the exemption. If the EPA does not successfully appeal the district court decision, we may be subject to ballast water treatment obligations that could increase the costs of operating in the United States.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. As a result, we may be required to incur significant capital expenditures on our vessels to keep them in compliance or otherwise limit our ability to conduct business.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or in the Teekay Pool for claims relating to another of our ships.

Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we will incur certain voyage expenses, vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound and Norwegian Kroner. This partial mismatch in revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies.

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of December 2007, four of our tankers will operate under fixed-rate time-charter contracts that terminate by their terms in April 2008, May 2008, December 2009 and December 2010. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

Many seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that will crew our vessels are employed under collective bargaining agreements. Teekay Corporation may be subject to additional labor agreements in the future. Teekay Corporation may be subject to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and ability to pay dividends.

Risks Inherent in an Investment in Us

Teekay Corporation and its affiliates may compete with us.

Teekay Corporation may compete with us and is not contractually restricted from doing so. In our articles of incorporation we have renounced, and under the contribution, conveyance and assumption agreement with Teekay Corporation we will agree to renounce, business opportunities that may be attractive to both Teekay Corporation and us in favor of Teekay Corporation, which may strengthen Teekay Corporation’s ability to compete with us.

Our tankers that operate in the spot market will be part of the Teekay Pool, which is expected initially to include approximately 30 Aframax-class crude tankers, including five of our vessels. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed and actual on-hire performance, rather than amounts actually earned by those vessels. If Teekay Corporation terminates the Teekay Pool pursuant to the terms thereof or removes one or more of its vessels from the Teekay Pool to charter it in the time-charter market or if our vessels cease operating in the Teekay Pool for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services.

In addition, we may compete with Teekay Corporation in seeking to charter any vessels in our fleet under fixed-rate time charters, whether upon the expiration or early termination of existing time charters or otherwise.

Our executive officers and the officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager will be involved in other Teekay Corporation business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully.

Our executive officers and directors and the executive officers and directors of our Manager have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of other Teekay Corporation affiliates above our interests and those of our Class A common stockholders.

Conflicts of interest may arise between Teekay Corporation, our Manager and their affiliates, on the one hand, and us and our stockholders, on the other hand. As a result of these conflicts, Teekay Corporation or our Manager may favor their own interests and the interests of their affiliates over our interests and those of our stockholders. These conflicts include, among others, the following situations:

•	our Chief Executive Officer, Executive Vice President and Chief Financial Officer and certain of our directors also serve as executive officers or directors of Teekay Corporation or its affiliates, including our Manager, and we have limited their fiduciary duties regarding business opportunities that may be attractive to both Teekay Corporation and us;

•	our Manager will advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect the amount of the Cash Available for Distribution to our stockholders and the amount of the performance fee payable to our Manager;

•	our executive officers and those of our Manager will not spend all of their time on matters related to our business; and

•	our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Teekay Corporation and its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, our Chief Executive Officer, Executive Vice President and Chief Financial Officer and all of our non-independent directors also serve as executive officers or directors of Teekay Corporation, our Manager, the general partner of Teekay LNG Partners L.P. and the general partner of Teekay Offshore Partners L.P. (both of which are controlled by Teekay Corporation), and, as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their stockholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, our Manager, Teekay LNG Partners L.P. or Teekay Offshore Partners L.P., on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.

Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our stockholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.

The Management Agreement will have an initial term of 15 years and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right after five years following the completion of this offering to terminate the Management Agreement with 12 months’ notice. Our Manager also has the right to terminate the Management Agreement after a dispute resolution process if we have materially breached the Management Agreement.

The Management Agreement will terminate upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If the Management Agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid a termination fee, which could be substantial.

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement, we may terminate the Management Agreement only:

•	if we provide notice in the fourth quarter of 2016 after two-thirds of our board of directors elect to terminate the Management Agreement, which termination would be effective December 31, 2017; or

•	if we provide notice of termination in the fourth quarter of 2021, which termination would be effective December 31, 2022.

If we elect to terminate the Management Agreement at either of these points or at the end of a subsequent renewal term, our Manager will receive a termination fee, which may be substantial. Please read “Our Manager and Management-Related Agreements — Management Agreement — Term and Termination Rights” for a more detailed description of termination rights under the Management Agreement.

Our Manager could receive a performance fee if our Gross Cash Available for Distribution exceeds the Incentive Threshold, which would reduce the amount of dividends to our stockholders.

If Gross Cash Available for Distribution for a given fiscal year exceeds the Incentive Threshold, our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. Please read “Our Manager and Management-Related Agreements — Management Agreement — Compensation of Our Manager.”

The concentration of our capital stock ownership with Teekay Corporation and its affiliates and the superior voting rights of our Class B common stock held by Teekay Corporation will limit our Class A common stockholders’ ability to influence corporate matters.

Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Upon the closing of this offering, Teekay Corporation will own indirectly shares of Class A and Class B common stock representing 59.2% of the voting power of our outstanding capital stock (53.1% if the underwriters exercise their over-allotment option in full). Through its ownership of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation will have substantial control and influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control all matters submitted to our stockholders for approval even if it comes to own significantly less than 50% of the outstanding shares of our common stock. This concentrated control limits our Class A common stockholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which may adversely affect the market price of our Class A common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable.

These provisions include:

•	a dual-class common stock structure that gives Teekay Corporation and its affiliates control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	authorizing our board of directors to issue “blank check” preferred shares without stockholder approval;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors, with or without cause, only by the affirmative vote of the holders of a majority of the voting power of our outstanding capital stock or by directors constituting at least two-thirds of the entire board of directors, unless Teekay Corporation and its affiliates no longer hold a majority of the voting power of our outstanding capital stock, in which case directors may only be removed for cause and only by the affirmative vote of the holders of not less than 80% of the total voting power of our outstanding capital stock;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These anti-takeover provisions could substantially impede the ability of our Class A common stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our Class A common stock and your ability to realize any potential change-in-control premium.

You will experience immediate and substantial dilution of $11.81 per share of Class A common stock.

The assumed initial public offering price per share of Class A common stock exceeds the pro forma net tangible book value per share of Class A common stock, immediately after this offering. Based on an assumed initial public offering price of $18.50 per share, you will incur immediate and substantial dilution of $11.81 per share. This dilution results primarily because the assets we have purchased from Teekay Corporation and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution” for a more detailed description of the dilution that you will experience upon the completion of this offering.

We may issue additional shares of Class A common stock or other securities without your approval, which would dilute your ownership interests and may depress the market price of the Class A common stock.

Subject to the rules of The New York Stock Exchange, we may issue additional shares of Class A common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances.

The issuance by us of additional shares of Class A common stock or other equity securities of equal or senior rank will have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common stock may decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our Class A common stock may decline.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (or Sarbanes-Oxley), as well as recent rules subsequently implemented by the Securities and

Exchange Commission (or the SEC) and The New York Stock Exchange, have imposed various new requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts.

There is no existing market for our Class A common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our Class A common stock. Our Class A common stock has been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “TNK.” We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our Class A common stock may decline below the initial public offering price, and our stock price is likely to be volatile following this offering.

If the stock price of our Class A common stock fluctuates after this offering, you could lose a significant part of your investment.

The market price of our Class A common stock may be influenced by many factors, many of which are beyond our control, including those described above under “— Risks Inherent in Our Business” and the following:

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our Class A common stock or other securities; and

•	investors’ perception of us and the seaborne oil transportation industry.

As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

We have been incorporated under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by The Marshall Islands Business Corporations Act (or the Marshall Islands Act). The provisions of the Marshall Islands Act resemble provisions of the corporation laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the

Delaware General Corporation Law and the laws of other states of the United States with substantially similar legislative provisions. In addition, so long as it does not conflict with the Marshall Islands Act, the non-statutory law (or case law) of the courts of the State of Delaware and of those other states of the United States with substantially similar legislative provisions is adopted as Marshall Islands law. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its corporations statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions regarding the Marshall Islands Act as Delaware courts would in respect of the Delaware General Corporation Law. For example, the rights of our stockholders and the fiduciary responsibilities of our directors under the Marshall Islands Act are not as clearly established as under judicial precedent in existence in Delaware. As a result, stockholders may have more difficulty in protecting their interests in the face of actions by our officers and directors than would stockholders of a corporation formed in Delaware.

Because we are organized under the laws of the Republic of The Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in the Bahamas. In addition, half of our initial directors and a majority of our officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, underwriters in this offering, may receive a portion of the net proceeds from this offering from the repayment of indebtedness under a credit facility of Teekay Corporation and, therefore, have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive.

Affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, underwriters in this offering, will be lenders under our $229 million senior secured revolving credit facility. In addition, affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are lenders under a $616 million senior secured revolving credit facility with Teekay Corporation. If Teekay Corporation uses amounts received from us to repay borrowings under that facility, these affiliates of our underwriters may receive an amount from Teekay Corporation that is more than 10% of the net proceeds of this offering.

These affiliations present a conflict of interest because each of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated has an interest in the successful completion of this offering beyond its interest as an underwriter. The conflict of interest arises due to the interests of the affiliates of these underwriters as recipients of proceeds of the offering. This offering, therefore, is being made using a “qualified independent underwriter” in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority (or FINRA), which are intended to address potential conflicts of interest involving underwriters. The qualified independent underwriter will conduct independent diligence and set a maximum price for the offering. Please read “Underwriting” for a more detailed description of the independent underwriting procedures that are being used in connection with this offering.

Tax Risks

In addition to the following risk factors, you should read “Business — Taxation of the Company,” “Material U.S. Federal Income Tax Considerations” and “Non-U.S. Tax Consequences” for a more complete discussion of expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of shares of our common stock.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations following this offering.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (or IRS) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders will face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the U.S. Internal Revenue Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Material U.S. Federal Income Tax Considerations — Consequences of Possible PFIC Classification” for a more detailed discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Distributions.”

Legislation has been, and may in the future be, proposed which, if enacted, could deny the preferential rate of U.S. federal income tax currently imposed on distributions paid by us. As of the date of this prospectus, it is not possible to predict with any certainty whether such proposed legislation will be enacted.

We may be subject to taxes, which will reduce our Cash Available for Distribution to you.

We or our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, reducing the amount of Cash Available for Distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Corporation holds less than 50.0% of the value of our shares in the future, our U.S. source income may no longer be exempt from taxation under Section 883 of the U.S. Internal Revenue Code. Please read “Business — Taxation of the Company.”

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate, as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	expectations of our ability to pay dividends on our common stock;

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	future oil prices and production;

•	expansion of our business and additions to our fleet;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	the need to establish reserves that would reduce dividends on our common stock;

•	future supply of, and demand for, oil;

•	the ability to maintain long-term relationships with major energy companies;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in the Teekay Pool;

•	the continued ability to enter into fixed-rate time charters with customers;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	the anticipated incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and distributions to our stockholders;

•	the expected lifespan of our vessels;

•	the expected demand in the oil shipping sectors in general and the demand for vessels in particular;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore are subject to a number of risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and those risks discussed in other reports we file with the SEC. The risks, uncertainties and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $171.4 million from the sale of 10,000,000 shares of Class A common stock offered by this prospectus, assuming an initial public offering price of $18.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses. Based upon the number of shares of Class A common stock offered by us in this offering as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $9.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will use the net proceeds from this offering to repay the outstanding balance of the non-interest bearing Note we will issue to Teekay Holdings Ltd., a subsidiary of Teekay Corporation, at or prior to the closing of this offering as partial consideration for our acquisition of our initial fleet of nine Aframax-class oil tankers. The outstanding principal balance of the Note as of the closing of this offering will equal or exceed the amount of our net proceeds from this offering.

If the underwriters exercise their over-allotment option, we will use the net proceeds plus cash on hand to repurchase shares of Class A common stock from Teekay Corporation at the initial public offering price per share. The number of shares of Class A common stock that we will repurchase will equal the number of shares for which the underwriters exercise their over-allotment option.

Teekay Corporation may use amounts it receives in connection with this offering to repay borrowings under one of its credit facilities, under which affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are lenders. Please read “Underwriting” for additional information.

CAPITALIZATION

The following table shows:

•	the historical capitalization of Teekay Tankers Predecessor as of June 30, 2007; and

•	our pro forma capitalization as of June 30, 2007, adjusted to reflect this offering of Class A common stock and the application of the net proceeds we receive in this offering in the manner described under “Use of Proceeds,” and related formation and contribution transactions. Please read “Summary — The Transactions.”

This table is derived from, and should be read together with, the historical combined carve-out financial statements of Teekay Tankers Predecessor and our pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual	Pro Forma
	(in thousands)

Total cash and cash equivalents	$—	$35,000

Long-term debt, including current portion:
Advances from affiliates (unguaranteed and unsecured)	41,661	—
Long-term debt (guaranteed and secured)	53,682	150,000

Total long-term debt	95,343	150,000

Stockholders’ equity
Class A common stock, par value $0.01 per share: 200,000,000 shares authorized; 0 and 12,500,000 shares issued and outstanding actual and pro forma, respectively	—	171,437
Class B common stock, par value $0.01 per share: 100,000,000 shares authorized; 0 and 12,500,000 shares issued and outstanding actual and pro forma, respectively	—	1
Deficit		(4,104)
Predecessor owner’s equity	187,138	—

Total stockholders’ equity	187,138	167,334

Total capitalization	$282,481	$317,334

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per share of our Class A common stock and Class B common stock after this offering. Assuming an initial public offering price of $18.50 per share of Class A common stock, on a pro forma basis as of June 30, 2007, after giving effect to this offering of Class A common stock, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation and contribution transactions related to this offering, our pro forma net tangible book value would have been $167.3 million, or $6.69 per share. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share, as illustrated in the following table.

Assumed initial public offering price per share of Class A common stock		$18.50
Pro forma net tangible book value per share before this offering (1)	$(0.27)
Increase in net tangible book value per share attributable to purchasers in this offering	6.97

Less: Pro forma net tangible book value per share after this offering (2)		6.69

Immediate dilution in net tangible book value per share to purchasers in this offering		$11.81

(1)	Determined by dividing the 2,500,000 shares of our Class A common stock and 12,500,000 shares of our Class B common stock issued to Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation, for its contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the total number of shares of Class A and Class B common stock (12,500,000 Class A common stock and 12,500,000 Class B common stock) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

The following table sets forth the number of shares of common stock that we will issue and the total consideration contributed or paid to us by Teekay Holdings Ltd. and by the purchasers of Class A common stock in this offering upon consummation of the transactions contemplated by this prospectus.

	Shares Acquired		Total Consideration
	Number	Percent	Amount	Percent

Teekay Holdings Ltd. (1)(2)	15,000,000	60.0%	$(4,103,000)	(2.3)%
New investors	10,000,000	40.0	185,000,000	102.3

Total	25,000,000	100.0%	$180,897,000	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, Teekay Holdings Ltd. will own an aggregate of 12,500,000 shares of Class B common stock and 2,500,000 shares of Class A common stock (1,000,000 shares of Class A common stock if the underwriters exercise their over-allotment option in full).

(2)	The assets contributed by Teekay Holdings Ltd. were recorded at historical book value, rather than fair value, in accordance with GAAP. Book value of the consideration provided by Teekay Holdings Ltd., as of June 30, 2007, was a deficit of $4.1 million.

OUR DIVIDEND POLICY AND RESTRICTIONS ON DIVIDENDS

You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Our Dividend Policy

Our dividend policy reflects a basic judgment that our stockholders will be better served by our distributing our Cash Available for Distribution rather than retaining it. We believe that we will generally finance any capital expenditures from external financing sources rather than cash flows from operations.

Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our Cash Available for Distribution for this quarter by the weighted-average number of shares outstanding over the quarter and, if required, borrow additional amounts to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Dividends will be paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. We intend to pay the first dividend in February 2008 on a pro-rated basis for the remainder of the quarter following the closing of this offering and, thereafter, to pay dividends on a quarterly basis.

Limitations on Dividends and Our Ability to Change Our Dividend Policy

There is no guarantee that our stockholders will receive quarterly dividends from us. Our dividend policy may be changed at any time by our board of directors and is subject to certain restrictions, including:

•	Our stockholders have no contractual or other legal right to receive dividends.

•	Our board of directors has authority to establish reserves for the prudent conduct of our business, after giving effect to contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in dividends to you. We do not anticipate the need for reserves at this time.

•	Our board of directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our board of directors.

•	Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

•	We may lack sufficient cash to pay dividends due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.

•	Our dividend policy will be affected by restrictions on distributions under our credit facilities, which contain material financial tests and covenants that must be satisfied. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Covenants and Other Restrictions in Our Financing Agreements.” If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we would be prohibited from making cash distributions to you, notwithstanding our stated cash dividend policy.

•	While we intend that future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our Cash Available for Distribution.

Our ability to make distributions to our stockholders will depend upon the performance of our ship-owning subsidiaries, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing or future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

If Gross Cash Available for Distribution for a given fiscal year exceeds the Incentive Threshold, our Manager generally will be entitled to payment of a performance fee under the Management Agreement equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. We will maintain a Cumulative Dividend Account to track dividends, which is intended to ensure that our stockholders receive at least $2.65 per share in annualized dividends before any performance fee is paid. Please read “Our Manager and Management-Related Agreements — Management Agreement — Compensation of Our Manager” for further information about our Manager’s performance fee. We have no operating history upon which to rely with respect to whether we will have sufficient cash available to pay for dividends on our common stock. In addition, the tanker charter market is highly volatile, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. The extent to which we employ our vessels in the spot market may increase the volatility of our dividends. Factors beyond our control may affect the charter market for our vessels, our charterers’ ability to satisfy their contractual obligations to us, and our voyage and operating expenses.

Summary Pro Forma Results of Operations and Cash Available for Distribution

In the sections that follow, we present two tables, consisting of:

•	Summary Unaudited Pro Forma Combined Results of Operations for the year ended December 31, 2006 and the six months ended June 30, 2007; and

•	Pro Forma Cash Available for Distribution for the year ended December 31, 2006 and the six months ended June 30, 2007.

The pro forma data included herein is not indicative of forecasted financial results nor does it represent comparable results of operations or Cash Available for Distribution.

Summary Pro Forma Results of Operations

We present below the unaudited pro forma combined results of operations for the year ended December 31, 2006 and six months ended June 30, 2007. These pro forma combined results of operations are based on the audited and unaudited historical combined carve-out financial statements of Teekay Tankers Predecessor included elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of this offering and the related formation and contribution transactions described in the notes to our pro forma combined financial statements included elsewhere in this prospectus. These unaudited pro forma combined results of operations should be read together with “Selected Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined carve-out financial statements of Teekay Tankers Predecessor and our pro forma combined financial statements and the notes to those respective statements included elsewhere in this prospectus.

TEEKAY TANKERS LTD.

SUMMARY UNAUDITED PRO FORMA COMBINED RESULTS OF OPERATIONS

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2006	2007
	(in thousands, except per share amounts and shares outstanding)

Voyage Revenues	$154,578	$74,226
Operating Expenses:
Voyage expenses	46,408	21,611
Vessel operating expenses	21,777	10,115
Depreciation and amortization	15,614	7,809
General and administrative expenses	7,749	3,823

Total Operating Expenses	$91,548	$43,358

Income from vessel operations	$63,030	$30,868
Other Items:
Interest expense	(8,715)	(4,352)
Income taxes	(1,251)	—
Other — net	(11)	(1)

Net Income	$53,053	$26,515

Net income per share:
- Class A common stock (basic and diluted)	$2.12	$1.06
- Class B common stock (basic and diluted)	$2.12	$1.06
Weighted-average number of shares outstanding:
- Class A common stock (basic and diluted)	12,500,000	12,500,000
- Class B common stock (basic and diluted)	12,500,000	12,500,000
- Total (basic and diluted)	25,000,000	25,000,000

Pro Forma Cash Available for Distribution

If we had completed the transactions contemplated in this prospectus on January 1, 2006 as a separate public company, the pro forma Cash Available for Distribution generated during the year ended December 31, 2006 and the six months ended June 30, 2007 would have been approximately $68.9 million and $34.4 million, respectively.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2006 and for the six months ended June 30, 2007, the amount of Cash Available for Distribution that would have been available for dividends on our common stock, assuming that (a) this offering and the related transactions had been consummated on January 1, 2006 and (b) no amount of the Cash Available for Distribution was retained by us as a result of reserves established by our board of directors for the prudent conduct of our business (taking into account contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law) or otherwise.

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2006	2007
	(in thousands, except
	per share amounts)

Net Income	$53,053	$26,515
Add:
Depreciation and amortization	15,614	7,809
Non-cash interest expense	189	94

Cash Available for Distribution	$68,856	$34,418

Cash Available for Distribution per share:
Class A common stock (basic and diluted)	$2.75	$1.38
Class B common stock (basic and diluted)	$2.75	$1.38

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, selected:

•	historical financial and operating data of Teekay Tankers Predecessor; and

•	pro forma financial and operating data of Teekay Tankers Ltd.

The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2002, 2003 and 2004 are derived from the unaudited combined carve-out financial information of Teekay Tankers Predecessor, which is not included in this prospectus;

•	the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2005 and 2006 are derived from the audited combined carve-out financial statements of Teekay Tankers Predecessor included elsewhere in this prospectus; and

•	the historical financial and operating data of Teekay Tankers Predecessor as at and for the six months ended June 30, 2006 and June 30, 2007 are derived from the unaudited combined carve-out financial statements of Teekay Tankers Predecessor, which, other than the unaudited combined carve-out balance sheet as at June 30, 2006, are included elsewhere in this prospectus.

The unaudited pro forma financial data of Teekay Tankers Ltd. presented for the year ended December 31, 2006 and as at and for the six months ended June 30, 2007 are derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume this offering and related transactions occurred on January 1, 2006. The pro forma balance sheet data assume this offering and related transactions occurred on June 30, 2007. A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements.

The following table includes two financial measures, net voyage revenues and EBITDA, which we use in our business and are not calculated or presented in accordance with GAAP. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in notes 7 and 9, respectively, to the following table.

	Historical							Pro Forma
						Six			Six
						Months			Months
						Ended		Year Ended	Ended
	Year Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share, TCE and fleet data)

Income Statement Data:
Voyage revenues	$64,772	$91,503	$106,442	$125,372	$153,093	$80,333	$77,263	$154,578	$74,226

Operating expenses:
Voyage expenses(1)	23,569	28,670	19,661	31,799	46,408	24,177	21,611	46,408	21,611
Vessel operating expenses(2)	11,442	14,158	16,310	18,722	21,777	10,801	10,115	21,777	10,115
Depreciation and amortization	9,063	9,303	10,647	13,137	15,614	7,794	7,809	15,614	7,809
General and administrative expenses	4,190	3,949	5,441	8,975	12,142	6,223	6,515	7,749	3,823

Total operating expenses	48,264	56,080	52,059	72,633	95,941	48,995	46,050	91,548	43,358

Income from vessel operations	16,508	35,423	54,383	52,739	57,152	31,338	31,213	63,030	30,868

Interest expense	(32)	(169)	(535)	(6,919)	(15,737)	(7,407)	(3,316)	(8,715)	(4,352)

Other — net	(429)	(905)	(2,448)	(1,929)	(1,262)	(802)	(1)	(1,262)	(1)

Net income	$16,047	$34,349	$51,400	$43,891	$40,153	$23,129	$27,896	$53,053	$26,515

Pro forma net income per share of common stock (basic and diluted)(3)								$2.12	$1.06

Balance Sheet Data: (at end of period)
Cash and cash equivalents(4)	—	—	—	—	—	—	—		$35,000
Vessels and equipment(5)	$193,147	$196,039	$224,889	$296,899	$282,451	$289,827	$274,888		$274,888
Total assets	199,551	203,892	230,888	317,414	298,625	301,211	289,270		324,123
Total debt(6)	—	8,847	10,765	268,922	81,196	258,413	95,343		150,000
Total owner’s equity	196,813	192,101	216,211	42,446	209,575	35,153	187,138		167,334

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$25,527	$40,651	$61,942	$41,828	$62,170	$41,495	$36,646
Financing activities	(21,319)	(30,215)	(26,292)	39,500	(61,148)	(40,930)	(36,400)
Investing activities	(4,208)	(10,436)	(35,650)	(81,328)	(1,022)	(565)	(246)

Other Financial Data:
Net voyage revenues(7)	$41,203	$62,833	$86,781	$93,573	$106,685	$56,156	$55,652	$108,170	$52,615
TCE per revenue day — voyage charters(8)	19,006	29,057	46,878	35,549	34,706	37,725	37,147	35,388	34,331
TCE per revenue day — time charters(8)	—	30,497	25,105	29,051	28,424	28,097	28,752	28,424	28,752
EBITDA(9)	25,576	44,661	65,027	65,881	72,755	39,122	39,022	78,633	38,676
Capital expenditures:
Expenditures for vessels and equipment	(4,208)	(10,436)	(35,650)	(81,328)	(1,022)	(565)	(246))	(1,022)	(246)
Expenditures for drydocking	(160)	(1,760)	(3,847)	(3,819)	(144)	(157)	—	(144)	—

Fleet Data:
Average number of Aframax tankers(10)	6.0	6.0	6.6	7.9	9.0	9.0	9.0	9.0	9.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Please read Note 5 of our unaudited pro forma combined financial statements included in this prospectus for a calculation of our pro forma net income per share.

(4)	Teekay Corporation uses a centralized treasury system and as a result the cash and cash equivalents attributable to Teekay Tankers Predecessor’s vessels are co-mingled with other funds in accounts which are owned by companies other than those that comprise Teekay Tankers Predecessor. Consequently, any cash transactions made on behalf of Teekay Tankers Predecessor’s vessels are either reflected as increases or decreases of advances from affiliates or reflected as increases or decreases in owner’s equity. Prior to the closing of this offering, we will set up bank accounts and fund these accounts from borrowings under our revolving credit facility in an amount of approximately $35.0 million.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.

(6)	Total debt includes long-term debt and advances from affiliates.

(7)	Consistent with general practice in the shipping industry, we use net voyage revenues (or voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charter contracts, the charterer typically pays the voyage expenses, whereas under voyage charter contracts the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, or net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net voyage revenues with voyage revenues.

	Historical							Pro Forma
						Six			Six
						Months			Months
						Ended		Year Ended	Ended
	Year Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Voyage revenues	$64,772	$91,503	$106,442	$125,372	$153,093	$80,333	$77,263	$154,578	$74,226
Voyage expenses	23,569	28,670	19,661	31,799	46,408	24,177	21,611	46,408	21,611

Net voyage revenues	$41,203	$62,833	$86,781	$93,573	$106,685	$56,156	$55,652	$108,170	$52,615

(8)	Freight rates are commonly measured in the shipping industry at the net voyage revenue level in terms of TCE rates, which represent net voyage revenues divided by revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

The following table, when read in conjunction with the table in footnote 7 above, reconciles TCE per revenue day to the nearest GAAP performance measure.

	Historical							Pro Forma
						Six			Six
						Months		Year	Months
						Ended		Ended	Ended
	Years Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Net voyage revenues:
Voyage-charter contracts	$41,203	$58,755	$60,168	$64,842	$75,589	$40,936	$40,060	$77,074	$37,023
Time-charter contracts	—	4,078	26,613	28,731	31,096	15,220	15,592	31,096	15,592

Total	$41,203	$62,833	$86,781	$93,573	$106,685	$56,156	$55,652	$108,170	$52,615

Revenue days:
Voyage-charter contracts	2,168	2,022	1,283	1,824	2,178	1,085	1,078	2,178	1,078
Time-charter contracts	—	134	1,060	989	1,094	542	542	1,094	542

Total	2,168	2,156	2,344	2,813	3,272	1,627	1,621	3,272	1,621

TCE per revenue day:
Voyage-charter contracts	$19,006	$29,057	$46,878	$35,549	$34,706	$37,725	$37,147	$35,388	$34,331
Time-charter contracts	—	$30,497	$25,105	$29,051	$28,424	$28,097	$28,752	$28,424	$28,752

(9)	EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold shares of our Class A common stock.

•	Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock.

EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with

GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Historical							Pro Forma
						Six			Six
						Months		Year	Months
						Ended		Ended	Ended
	Year Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Reconciliation of “EBITDA” to “Net income”:
Net income	$16,047	$34,349	$51,400	$43,891	$40,153	$23,129	$27,896	$53,053	$26,515
Income taxes	434	840	2,445	1,934	1,251	792	—	1,251	—
Depreciation and amortization	9,063	9,303	10,647	13,137	15,614	7,794	7,809	15,614	7,809
Interest expense	32	169	535	6,919	15,737	7,407	3,316	8,715	4,352

EBITDA	$25,576	$44,661	$65,027	$65,881	$72,755	$39,122	$39,021	$78,633	$38,676

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$25,527	$40,651	$61,942	$41,828	$62,170	$41,495	$36,646	$75,024	$35,177
Expenditures for drydocking	160	1,760	3,847	3,819	144	157	—	144	—
Income taxes	434	840	2,445	1,934	1,251	792	—	1,251	—
Interest expense	32	169	535	6,919	15,737	7,407	3,316	8,715	4,352
Change in working capital	(540)	1,279	(3,707)	11,485	(6,313)	(10,630)	(759)	(6,313)	(759)
Other, net	(37)	(38)	(35)	(104)	(234)	(99)	(182)	(188)	(94)

EBITDA	$25,576	$44,661	$65,027	$65,881	$72,755	$39,122	$39,021	$78,633	$38,676

(10)	Average number of ships consists of the average number of owned vessels that were in our possession during a period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited and unaudited combined carve-out financial statements and related notes of Teekay Tankers Predecessor (described below) and the unaudited pro forma combined financial statements and related notes of Teekay Tankers Ltd. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with GAAP and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this prospectus are at the rate applicable at the relevant date, or the average rate during the applicable period.

Overview

We are a Marshall Islands corporation recently formed to acquire an initial fleet of nine double-hull Aframax-class oil tankers from Teekay Corporation. Our business is to own oil tankers, and we will employ a chartering strategy intended to maximize cash flow from our vessels through a managed mix of short- or medium-term time-charter contracts and trading in the spot market.

At or prior to the closing of this offering, Teekay Corporation will contribute to us nine wholly owned subsidiaries, each of which owns one Aframax oil tanker. Prior to these contributions to us, Teekay Corporation will transfer seven of the nine Aframax oil tankers to seven new ship-owning subsidiaries. The historical results discussed below, and the financial statements and related notes of Teekay Tankers Predecessor included elsewhere in this prospectus, are the accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation that will not be contributed to us. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on a current, or “spot,” market rate; and

•	Time charters, whereby vessels we operate and are responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter

Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (2)	We pay	We pay
Off-hire (3)	Customer does not pay	Customer does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)	Defined below under “— Important Financial and Operational Terms and Concepts.”

(3)	“Off-hire” refers to the time a vessel is not available for service.

Upon the closing of this offering, five of our vessels will trade in the spot market through employment in the Teekay Pool. Two of the other vessels are currently chartered to customers under fixed-rate time-charter contracts. The remaining two vessels currently trade in the spot market but will commence operation in December 2007 under fixed-rate time charters ending in December 2009 and December 2010. At or prior to the closing of this offering, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer. Two of these tankers currently operate under time charters with remaining terms of two to five years; the remaining tankers currently are employed in the spot market.

For more information on our charters, please read “Business — Our Charters and Participation in the Teekay Pool.”

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues.  Voyage revenues primarily include revenues from time charters and voyage charters. Voyage revenues are affected by hire rates and the number of days a vessel operates. Voyage revenues are also affected by the mix of business between voyage charters and time charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses.  Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters.

Net Voyage Revenues.  Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under GAAP.

Vessel Operating Expenses.  We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “— Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations.  To assist us in evaluating operations, we analyze the income we receive after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency exchange gains and losses and other income and losses.

Drydocking.  We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every two and one-half years. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization.  Depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time-Charter Equivalent Rates.  Freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of TCE rates, which represent net voyage revenues divided by revenue days.

Revenue Days.  Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Average Number of Ships.  Historical average number of ships consists of the average number of vessels that were in our possession during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our financial results will reflect changes in our capital structure. The ship-owning subsidiaries for seven of the nine vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which will be repaid prior to this offering, was partially used for corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2005 to June 30, 2007 and our historical interest expense may not be indicative of our future interest expense.

•	Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This will affect the amount of dividends, if any, we pay on our common stock from period to period. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks, depending on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

•	Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by Teekay Tankers Predecessor’s vessels have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in the fiscal quarters ended March 31 and December 31.

•	Our general and administrative expenses will be affected by the long-term Management Agreement we will enter into with our Manager and costs we will incur from being a public company. Prior to the closing of this offering, we will enter into the Management Agreement with our Manager. Under this agreement, our Manager will provide to us commercial, technical, administrative and strategic services. We will pay a market-based fee for these services. Our historical general and administrative expenses reflect an allocation of general and administrative expenses from Teekay Corporation. This allocation may not be equivalent to a market-based fee and, thus, our historical general and administrative expenses may not reflect what we will incur in the future. Based on our estimates, we expect that the annual expenses that will be incurred under the Management Agreement for commercial, technical, administrative and strategic services will be lower than our historical general and administrative expenses. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee to the extent our Gross Cash Available for Distribution for a given fiscal year otherwise would exceed the Incentive Threshold. Although the performance fee is payable on an annual basis, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. Please read “Our Manager and Management–Related Agreements — Management Agreement — Compensation of Our Manager.” In addition, we will incur additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and SEC filings, investor relations, New York Stock Exchange annual listing fees and tax compliance expenses.

•	Our financial results will reflect the change in our fleet size. During 2006 and the six months ended June 30, 2007, our fleet size remained unchanged at nine vessels. However, at or prior to the closing of this offering, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers. Two of these tankers currently operate under time charters with remaining terms of two to five years, while the remaining tankers are employed in the spot market. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable. In addition to TCE rates, another key indicator used by management and investors to measure our financial and operating performance is EBITDA.

The following table presents the operating results of Teekay Tankers Predecessor for the six months ended June 30, 2007 and 2006, and the years ended December 31, 2006 and 2005, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure. Please see note 7 to the table under “Selected Historical and Pro Forma Financial and Operating Data” for a reconciliation of these financial measures. The following table also presents certain of the components included in determining EBITDA. Please read note 9 to the table under “Selected Historical and Pro Forma Financial and Operating Data” for a description of EBITDA and for reconciliations of EBITDA to net income and to net operating cash flow, respectively, for the periods presented in such table.

			Year Ended
	Six Months Ended June 30,		December 31,
	2006	2007	2005	2006
	(in thousands)

Voyage revenues	$80,333	$77,263	$125,372	$153,093
Voyage expenses	24,177	21,611	31,799	46,408
Net voyage revenues	56,156	55,652	93,573	106,685
Vessel operating expenses	10,801	10,115	18,722	21,777
Depreciation and amortization	7,794	7,809	13,137	15,614
General and administrative expenses	6,223	6,515	8,975	12,142
Income from vessel operations	31,338	31,213	52,739	57,152
Interest expense	(7,407)	(3,316)	(6,919)	(15,737)
Other — net	(802)	(1)	(1,929)	(1,262)

Net income	$23,129	$27,896	$43,891	$40,153

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

Tanker Market

During the first six months of 2007, crude tanker freight rates remained substantially unchanged from the first six months of 2006, as crude oil imports into the United States and Asia remained firm, while seasonal maintenance of oil fields and refineries was similar for these periods.

Fleet and TCE Rates

The number of vessels in Teekay Tankers Predecessor’s fleet remained unchanged at nine vessels for the six months ended June 30, 2007 compared to the same period in 2006.

The following table outlines the TCE rates earned by the vessels for the six months ended June 30, 2007 and 2006:

	Six Months Ended June 30, 2006			Six Months Ended June 30, 2007
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues	Days	Day	Revenues	Days	Day
	(in thousands)			(in thousands)

Voyage-charter contracts	$40,936	1,085	$37,725	$40,060	1,078	$37,147
Time-charter contracts	15,220	542	28,097	15,592	542	28,752

Total	$56,156	1,627	$34,519	$55,652	1,621	$34,338

Net Voyage Revenues.  Net voyage revenues decreased 0.9% to $55.7 million for the six months ended June 30, 2007, from $56.2 million for the same period in 2006, primarily due to a decrease in average TCE rates earned by our six vessels employed in spot-market voyage charters.

Vessel Operating Expenses.  Vessel operating expenses decreased 6.4% to $10.1 million for the six months ended June 30, 2007, from $10.8 million for the same period during 2006, primarily due to a decrease in crewing costs for the Nassau Spirit. In connection with the re-flagging of this vessel from Canada to the Bahamas, we changed the crew on the Nassau Spirit from Canadian crew to international crew.

Depreciation and Amortization.  Depreciation and amortization expense remained substantially unchanged for the six months ended June 30, 2007 compared to the same period in 2006. Depreciation and amortization expense included amortization of drydocking costs of $0.9 million for both the six months ended June 30, 2007 and the same period in 2006.

General and Administrative Expenses.  General and administrative expenses increased 4.7% to $6.5 million for the six months ended June 30, 2007, from $6.2 million for the same period during 2006, primarily due to an increase in the amount of general and administrative expenses allocated from Teekay Corporation as a result of an increase in shore-based employee compensation.

Interest Expense.  Interest expense decreased 55.2% to $3.3 million for the six months ended June 30, 2007, from $7.4 million for the same period during 2006, primarily due to repayments of borrowings under our revolving credit facility during the fourth quarter of 2006.

Other — Net.  Other expenses during the six months ended June 30, 2006 consisted of $0.8 million of Canadian income taxes from the operation of the Nassau Spirit. Following the August 2006 re-flagging of this vessel from Canada to the Bahamas, the income from this vessel is no longer subject to Canadian income taxes.

Net Income.  As a result of the foregoing factors, net income was $27.9 million for the six months ended June 30, 2007, compared to net income of $23.1 million for the same period in 2006.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Tanker Market

During 2006, crude tanker freight rates remained similar to the levels experienced in 2005. High levels of global oil production coupled with increasingly longer-haul trade patterns and moderate growth in fleet supply compared to previous years underpinned the strength in tanker earnings. World gross domestic product growth averaged 5.4% during 2006, which was the highest since the 1970s, led by growth in Brazil, Russia, India, China, Africa, the Middle East and the United States. However, high energy prices resulted in global oil consumption growing at the slowest pace since 2002. Overall high volumes of global oil production, oil stock building and an overall increase in transportation distances offset the moderate growth in world fleet supply, keeping the world oil tanker fleet fully utilized.

Fleet and TCE Rates

The number of vessels in Teekay Tankers Predecessor’s fleet increased to an average of nine vessels during the year ended December 31, 2006, compared to an average of eight vessels during 2005. The increase in our fleet size was the result of the delivery of the Erik Spirit during April 2005 and the delivery of the Matterhorn Spirit during November 2005 (or the 2005 Deliveries).

The following table outlines the TCE rates earned by the vessels for the years ended December 31, 2006 and 2005:

	Year Ended December 31, 2005			Year Ended December 31, 2006
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues	Days	Day	Revenues	Days	Day
	(in thousands)			(in thousands)

Voyage-charter contracts	$64,842	1,824	$35,549	$75,589	2,178	$34,708
Time-charter contracts	28,731	989	29,051	31,096	1,094	28,431

Total	$93,573	2,813	$33,264	$106,685	3,272	$32,609

Net Voyage Revenues.  Net voyage revenues increased 14.0% to $106.7 million for 2006, from $93.6 million for 2005, primarily due to:

•	an increase of $13.6 million due to the 2005 Deliveries; and

•	an increase of $1.7 million due to the reduction in the number of vessels in drydock during 2006 compared to 2005;

partially offset by

•	a decrease of $2.1 million due to a decrease in average TCE rates earned by our vessels employed on spot-market voyage charters.

Vessel Operating Expenses.  Vessel operating expenses increased 16.3% to $21.8 million for 2006, from $18.7 million for 2005, primarily due to the 2005 Deliveries.

Depreciation and Amortization.  Depreciation and amortization expense increased 18.9% to $15.6 million for 2006, from $13.1 million for 2005, primarily due to:

•	an increase of $2.1 million due to the 2005 Deliveries; and

•	an increase of $0.3 million due to an increase in amortization of drydock expenditures as a result of two vessels undergoing drydocking during 2005.

Depreciation and amortization expense included amortization of drydocking costs of $1.6 million for 2006, compared to $1.3 million during 2005.

General and Administrative Expenses.  General and administrative expenses increased 35.3% to $12.1 million for 2006, from $9.0 million for 2005, due to:

•	an increase of $1.6 million resulting from the 2005 Deliveries; and

•	an increase of $1.5 million in general and administrative expenses allocated from Teekay Corporation due primarily to increases in shore-based compensation.

Interest Expense.  Interest expense increased 127.4% to $15.7 million for 2006, from $6.9 million for 2005, primarily due to:

•	an increase of $6.4 million from an increase in the weighted-average outstanding balance of our revolving credit facility during 2006 compared to 2005; and

•	an increase of $1.8 million relating to the 2005 Deliveries. Prior to the delivery of these vessels, interest incurred was capitalized as part of the construction costs of the vessels.

Other — Net.  Other expenses decreased to $1.3 million for 2006, from $1.9 million for 2005, primarily due to the August 2006 re-flagging of the Nassau Spirit from Canada to the Bahamas, which resulted in the income from this vessel no longer being subject to Canadian income taxes.

Net Income.  As a result of the foregoing factors, net income was $40.2 million for 2006, compared to net income of $43.9 million for 2005.

Liquidity and Capital Resources

Liquidity and Cash Needs

Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to Teekay Tankers Predecessor’s vessels have been co-mingled with other funds in accounts owned by companies other than us or our subsidiaries. Consequently, Teekay Tankers Predecessor’s combined carve-out financial statements do not include any cash balances. However, prior to the offering we will set up our own bank accounts and will fund these accounts from borrowings under our revolving credit facility with a total balance of approximately $35.0 million.

As at June 30, 2007, Teekay Tankers Predecessor had undrawn long-term borrowings of $275.4 million, compared to $311.4 million as at December 31, 2006. The decrease in liquidity was mainly the result of net borrowings of $16.8 million, which were for corporate-related investments of Teekay Corporation. The ship-owning subsidiaries for seven of the nine vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which will be repaid prior to this offering, was utilized as a corporate-related facility of Teekay Corporation during the periods prior to this offering.

In addition to the payment of dividends on our shares of common stock, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to capital expenditures and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue under the contribution, conveyance and assumption agreement to purchase additional vessels from Teekay Corporation. Please read “Certain Relationships and Related-Party Transactions — Contribution, Conveyance and Assumption Agreement.”

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended
	December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
	(in thousands)

Net cash flow from operating activities	$41,828	$62,170	$41,495	$36,646
Net cash flow from (used in) financing activities	39,500	(61,148)	(40,930)	(36,400)
Net cash flow from (used in) investing activities	(81,328)	(1,022)	(565)	(246)

Operating Cash Flows

Net cash flow from operating activities decreased to $36.7 million for the six months ended June 30, 2007, from $41.5 million for the same period in 2006. This primarily reflects the timing of our cash receipts and payments and a decrease in our net voyage revenues, partially offset by a reduction in interest expense.

Net cash flow from operating activities increased to $62.2 million in 2006, from $41.8 million in 2005, primarily due to the increase in the size of our fleet and a decrease in expenditures for drydocking, partially offset by the timing of our cash receipts and payments.

Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot-market hire rates. The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows

As at June 30, 2007, Teekay Tankers Predecessor had one long-term revolving credit facility available, which, as at such date, provided for borrowings of up to $292.2 million, of which $16.8 million was drawn. In addition, Teekay Tankers Predecessor had one term loan outstanding, which, as at June 30, 2007, totaled $36.9 million. Prior to this offering, borrowings from this revolving credit facility and term loan, advances and equity contributions from Teekay Corporation and net cash flow from operations were used to finance investments in vessels and equipment. Historically, advances under the revolving credit facility have been used by Teekay Corporation for other general corporate purposes. Net proceeds from long-term debt, prepayments of long-term debt, net proceeds to/(advances from) affiliates and contribution/(return) of capital during periods prior to this offering reflect this use.

Net financing cash outflow/(inflow) was $36.4 million, $40.9 million, $61.1 million and ($39.5) million for the six months ended June 30, 2007 and 2006, and for the years ended December 31, 2006 and 2005, respectively. Net financing cash outflow generally represents the amount of cash flow generated from operations less the amount used for investing activities. The increase from 2005 to 2006 primarily represents a decrease in net investing cash outflow, which is explained below, and an increase in net operating cash flow, which is explained above.

Investing Cash Flows

During the six months ended June 30, 2007 and 2006, we incurred $0.2 million and $0.6 million, respectively, of vessel upgrade costs.

During the years ended 2006 and 2005, we incurred $1.0 million and $0.7 million, respectively, of vessel upgrade costs. During 2005, we also incurred $80.6 million of construction costs to complete the construction of both the Matterhorn Spirit and the Erik Spirit.

Ongoing Capital Expenditures

Marine transportation of oil is a capital-intensive business, requiring significant investment to maintain an efficient fleet and ensure regulatory compliance.

We estimate that we will spend an average of approximately $3.0 million per year for drydocking and society classification surveys over the five years following the closing of this offering. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Historical Capital Expenditures

The following table summarizes total capital expenditures for drydocking and for vessels and equipment for the periods presented. In the past, vessel replacement and fleet expansion expenditures have been categorized as “expenditures for vessels and equipment.”

			Six Months Ended
	Year Ended December 31,		June 30,
	2005	2006	2006	2007
	(in thousands)

Expenditures for drydocking	$3,819	$144	$157	—
Expenditures for vessels and equipment	81,328	1,022	565	246

Total capital expenditures	$85,147	$1,166	$722	$246

Ship Financing Arrangements

The following types of financing arrangements have been used to purchase our vessels.

•	Term Loan. The acquisitions of two of our Aframax tankers have been financed with a term loan secured by first-priority mortgages on the vessels and related collateral. We will assume this loan as part of the formation and structuring transactions. As of June 30, 2007, the balance of this term loan was $36.9 million.

•	Revolving Credit Facility. The acquisitions of seven of our Aframax tankers have been financed with a long-term revolving credit facility secured by first-priority mortgages on these vessels and related collateral. This facility will be paid off by Teekay Corporation prior to the closing of this offering and we will enter into a new credit facility, as discussed below.

New Credit Facility

We will enter into a new $229 million revolving credit facility at or prior to the closing of this offering. This new 10-year reducing revolving credit facility will allow for borrowing of up to $229 million and may be used for acquisitions and for general corporate purposes. Obligations under this credit facility will be collateralized by first-priority mortgages on seven of our Aframax tankers. Borrowings under this facility will bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. Immediately after the closing of this offering, we anticipate that we will have approximately $116 million of availability under this credit facility.

Please read “— Covenants and Other Restrictions in Our Financing Agreements” and “— Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk” below for further information relating to this new revolving credit facility.

Covenants and Other Restrictions in Our Financing Agreements

All of our vessel financings are collateralized by the applicable vessels. The term loan used to finance two of our Aframax tankers and our new revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:

•	incurring or guaranteeing additional indebtedness;

•	making certain negative pledges or granting certain liens; and

•	selling, transferring, assigning or conveying assets.

In addition, we expect that our new revolving credit facility will contain covenants that will require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt.

We are currently in compliance with all of our financing agreements and expect to remain in compliance.

If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:

•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and

•	foreclose on any of our vessels or other assets securing the related loans.

In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. For additional information about matters relating to the covenants and restrictions in our financing agreements, please read “Risk Factors — Risks Inherent in Our Business — Financing agreements containing operating and financial restrictions may restrict our business and financing activities” and “ — Restrictions in our debt agreements may prevent us from paying dividends.”

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2007:

			2008	2010
		Balance of	and	and	Beyond
	Total	2007	2009	2011	2011
	(in millions)

Advances from affiliate	$41.7	$41.7	—	—	—
Long-term debt (1)	53.7	1.8	7.2	7.2	37.5

Total contractual obligations	$95.4	$43.5	$7.2	$7.2	$37.5

(1)	Excludes expected interest payments of $1.2 million (balance of 2007), $4.5 million (2008 and 2009), $3.9 million (2010 and 2011) and $3.2 million (beyond 2011). Expected interest payments for our term loan are based on the fixed interest rate. Expected interest payments presented above for our new revolving credit facility are based on LIBOR on June 30, 2007, plus a margin of 0.60% and assume we do not prepay the facility.

On a pro forma basis, after giving effect to the conversion of advances from our affiliates to equity and our additional borrowings under the new revolving credit facility in an amount that increases our total debt to $150.0 million, our long-term contractual obligations as at June 30, 2007 would have consisted of the following:

			2008	2010
		Balance of	and	and	Beyond
	Total	2007	2009	2011	2011
	(in millions)

Long-term debt (1)	$150.0	$1.8	$7.2	$7.2	$133.8

(1)	Excludes expected interest payments of $4.1 million (balance of 2007), $16.3 million (2008 and 2009), $15.7 million (2010 and 2011) and $43.7 million (beyond 2011). Expected interest payments for our term loan are based on the fixed interest rate. Expected interest payments presented above for our new revolving credit facility are based on LIBOR on June 30, 2007, plus a margin of 0.60%, and include the effect of Teekay Corporation’s contribution to the Company of an interest rate swap with a notional principal amount of $100.0 million, a fixed interest rate of 6.2% (including the margin the Company pays on its variable-rate debt) and a term of ten years commencing October 1, 2007 and assume we do not prepay the facility.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our combined financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to Teekay Tankers Predecessor’s audited combined carve-out financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

Revenue Recognition

Description.  We generate a majority of our revenues from spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that a vessel is off-hire.

Judgments and Uncertainties.  In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions.  If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description.  The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties.  Depreciation is calculated using an estimated useful life of 25 years for Aframax tankers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions.  If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description.  We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties.  Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and one-half to five years, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions.  If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

Expenses

Description.  Our combined carve-out financial statements reflect all of the expenses that Teekay Corporation incurred on our behalf. These expenses, which have been allocated from Teekay Corporation, include general and administrative expenses, interest expense and income tax expenses. We believe that we have used a reasonable method of allocating these common expenses to Teekay Tankers Predecessor. However, such estimates may not be reflective of actual results.

General and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees and travel and entertainment. General and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, Teekay Tankers Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to Teekay Tankers Predecessor, for each of the periods presented, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker segment and fixed-rate tanker segment.

For each of the periods presented, interest expense includes the allocation of interest to Teekay Tankers Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans.

Prior to August 2006, one of Teekay Tankers Predecessor’s vessels conducted business through a Canadian subsidiary of Teekay Corporation, which will not be transferred to the Company. Income taxes have been allocated to Teekay Tankers Predecessor based on the proportionate share of income taxes incurred by the Canadian subsidiary relating to the operation of this vessel.

Judgments and Uncertainties.  The allocation methodologies described above are based on judgment as to the most appropriate way to allocate common expenses.

Effect if Actual Results Differ from Assumptions.  If actual results are not consistent with our estimates of these expenses, our general and administrative expenses, interest expense and income tax expense could be overstated or understated for any given period by the amount of such difference.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency fluctuations and changes in interest rates. Historically, we have not used interest rate swaps or foreign currency forward contracts to manage interest rate risks or foreign currency fluctuations but we may do so in the future. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt.

Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap change in fair value is immediately recognized in income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

The table below provides information about our financial instruments at June 30, 2007 that are sensitive to changes in interest rates, including our long-term debt. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates.

	Expected Maturity Date							Fair
	Balance							Value
	of							Asset /
	2007	2008	2009	2010	2011	Thereafter	Total	(Liability)	Rate (1)
	(in millions, except percentages)

Long-Term Debt:
Variable-rate debt (2)	—	—	—	—	—	$16.8	$16.8	$16.8	5.93%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our floating-rate debt.

(2)	Interest payments on our variable-rate debt are based on LIBOR.

The table below provides information about our financial instruments, on a pro forma basis, as at June 30, 2007, after giving effect to:

•	the conversion of Teekay Tankers Predecessor’s advances from affiliate of $41.6 million to equity;

•	the repayment of Teekay Tankers Predecessor’s revolving credit facility and the incurrence of additional debt by us under a new $229 million revolving credit facility, in an amount that increases our total debt to $150.0 million; and

•	Teekay Corporation’s contribution to us of an interest rate swap with a notional principal amount of $100.0 million, a fixed interest rate of 6.2% (including the margin we pay on our variable-rate debt) and term of ten years commencing October 1, 2007.

For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
								Value
	Expected Maturity Date							Asset /
	2007	2008	2009	2010	2011	Thereafter	Total	(Liability)	Rate (1)
				(in millions, except percentages)

Long-Term Debt:
Variable-rate debt (2)	—	—	—	—	—	$113.1	$113.1	$113.1	5.9%

Interest Rate Swap:
Contract amount (3)	—	—	—	—	—	$100.0	$100.0	$—	5.6%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on long-term debt and interest rate swaps are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.

The counterparty to this interest rate swap exposes us to credit-related losses in the event of nonperformance; however, this counterparty is a major financial institution, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from this institution. We do not hold or issue interest rate swaps for trading purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound and Norwegian Kroner. During each of the six months ended June 30, 2007 and the year ended December 31, 2006, approximately 30% of voyage expenses, vessel operating expenses, drydock expenditures, and general and administrative expenses were denominated in currencies other than the U.S. Dollar.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any forward contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those we trade in the spot market. We may use freight forward agreements as a hedge to protect against changes in spot market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at June 30, 2007, we had not entered into any freight forward agreements, however we may do so in the future.

INDUSTRY

We obtained the information in this prospectus about the seaborne oil transportation industry from several independent outside sources, including: the Energy Information Administration (or EIA), an independent statistical and analytical agency within the U.S. Department of Energy; Clarkson Research Services Limited (or CRS); the International Energy Agency (or IEA), an autonomous energy forum for 26 industrial countries; and Fearnresearch (or Fearnleys), the research division of Astrup Fearnley AS. For more information about certain of these sources, please read “Industry and Market Data.”

This discussion of the oil tanker industry focuses on, and all references in this prospectus to oil tankers should be understood as describing, conventional crude or product oil tankers. The term “oil tankers” excludes vessels that can carry drybulk and ore, tankers that are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

Overview

The oil tanker industry is a vital link in the global energy chain. Tankers provide for the efficient, low-cost and flexible global transportation of oil and refined petroleum products. According to EIA estimates, oil tankers will transport approximately 43 million barrels per day (or mb/d) of crude oil of the approximately 86 mb/d of oil estimated to be consumed in the world during 2007. Global seaborne trade in oil in 2006 was estimated by Fearnleys to be 2.3 billion tons, of which 1.8 billion tons were crude oil and 0.5 billion tons were refined products.

Types of Tankers

Oil tankers can be divided into two main categories — crude tankers and product tankers. Crude tankers are predominantly engaged in the transportation of crude or unrefined oil. Product tankers carry refined or finished oil products which require a high degree of cleanliness in the tanker’s cargo compartments. In contrast to crude tankers, the cargo compartments and pipelines on product tankers are coated and the cargo handling gear fittings are generally made of higher quality materials.

The world crude tanker fleet is generally divided into the following types of tankers based on their size as measured by deadweight tonnes (or dwt):

•	Ultra Large Crude Carriers of 320,000 dwt or more;

•	Very Large Crude Carriers of 200,000 to 320,000 dwt;

•	Suezmax tankers of 120,000 to 200,000 dwt;

•	Aframax tankers of 80,000 to 120,000 dwt; and

•	Smaller tankers (such as Panamax and Handysize) of less than 80,000 dwt.

The world product tanker fleet is generally divided into the following types of tankers based on dwt:

•	Long Range 2 product tankers of 80,000 to 120,000 dwt;

•	Long Range 1 product tankers of 55,000 to 80,000 dwt;

•	Medium Range product tankers of 40,000 to 55,000 dwt;

•	Handysize product tankers of 27,000 to 40,000 dwt; and

•	Small and intermediate size tankers of less than 27,000 dwt.

To benefit from economies of scale, tanker charterers transporting crude oil or refined products typically charter the largest tanker available in the market that is appropriate for the intended journey. Factors that charterers consider include the length of the voyage, port and canal size restrictions and cargo sizes.

Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity, oil and oil products. The cyclical nature of the tanker industry causes significant increases or decreases in charter rates earned by operators of oil tankers. Because voyage charters occur in short intervals and are priced on a current, or “spot,” market rate, the spot market is more volatile than time charters and the tanker industry generally. In the past, there have been periods when spot rates declined below the operating cost of the vessels.

Crude tanker rates among different size categories are highly correlated. From 1990 to 2007, the correlation among Aframax/Suezmax/Very Large Crude Carrier rates (based on CRS data) has ranged between 89 and 96%.

The following chart illustrates changes in spot-charter rates, expressed as average daily TCE rates, and average time-charter (or TC) rates (for three-year time-charter contracts), for double-hull Aframax and Suezmax tankers from January 1, 2002 through November 30, 2007:

Aframax and Suezmax Spot-Charter TCEs vs. Three-Year TC Rates

Source: CRS, November 2007.

Oil Tanker Demand

Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported). These factors are discussed below.

Oil Demand

Oil has been one of the world’s primary energy sources for a number of decades. According to the IEA, oil consumption accounted for approximately 35% of world energy consumption in 2005, and the IEA estimates that oil consumption will increase from 84.7 mb/d in 2006 to 95.8 mb/d in 2012. Strong global economic growth in recent years was a key driver behind the growth in global oil demand from 76.5 mb/d in 2000 to 84.7 mb/d in 2006. According to EIA estimates, in 2005 per capita total primary energy consumption for the United States was 340.5 million British Thermal Units (or mmbtu), compared to 51.4 mmbtu for China and 14.8 mmbtu for India, illustrating the potential for oil demand growth in emerging economies. World GDP growth averaged 5.4% in 2006, which was the highest level since the 1970s and was led by growth in the emerging economies of Brazil, Russia, India, China, Africa and the Middle East and was complemented by steady growth in the United States and Europe. The International Monetary Fund currently projects average annual world economic growth of 5.2% in 2007 and 4.8% in 2008, which is well above the historical average of 3.5% per annum between 1980 and 2006.

The following table indicates the geographic breakdown of world oil demand over the past seven years and estimated demand for 2007 and 2008.
World Oil Demand

	2000	2001	2002	2003	2004	2005	2006	2007E	2008E
	(amounts in mb/d)

OECD* North America Demand	24.1	24.0	24.1	24.5	25.4	25.5	25.3	25.5	25.7
OECD Europe Demand	15.2	15.4	15.3	15.4	15.5	15.6	15.6	15.4	15.6
OECD Pacific Demand	8.6	8.5	8.5	8.6	8.5	8.6	8.4	8.4	8.5
Total OECD Demand	47.9	47.9	47.9	48.6	49.4	49.7	49.3	49.2	49.8
Total Non-OECD Demand	28.6	29.3	29.9	30.8	33.1	34.2	35.4	36.5	37.9
Total Demand	76.5	77.2	77.8	79.4	82.5	83.9	84.7	85.7	87.7

*	OECD indicates countries that are members of the international Organization for Economic Co-Operation and Development.

Source: IEA, November 2007.

Oil Supply

The world’s oil reserves remain abundant, with a majority of the reserves located in regions far from major consuming regions, which contributes positively towards demand for oil tankers. As of January 2007, according to the EIA, the Middle East controlled approximately 56% of the world’s proven oil reserves and 11 of the top 20 reserve holders in the world are part of the Organization of Petroleum Exporting Countries (or OPEC). For October 2007, the Middle East accounted for approximately 30% of global oil production. In addition, the IEA estimates that growth in non-OPEC oil production for 2008 will originate largely from the former Soviet Union and Latin America. Growth in supply from these locations that are distant from the largest oil consumers should favorably support demand for medium-sized crude tankers, including Aframax and Suezmax-class tankers, because these vessels are predominantly used to service exports from these regions.

Refining

Historically, the global refining industry has had significant surplus capacity. However, in recent years the balance has tightened significantly, mainly as a result of underinvestment in the Atlantic Basin region, in part due to environmental opposition. The global refinery system currently is being employed nearly at full capacity and seaborne transportation trades for both crude oil and refined products are increasingly becoming longer haul. The trade length increases are driven by the fundamental imbalance between major consuming regions, such as the Atlantic Basin, which have limited refinery capacity, and the primary locations of refining capacity, which influence the transport of both crude oil and refined products. This imbalance has been increased by stricter environmental emissions standards for refined transportation fuels such as gasoline, which have placed greater demands on the global refinery system.

Approximately 70% of proposed new refinery projects are located in the Middle East and Asia. Construction of the new refineries will result in capacity exceeding local consumption needs, thereby facilitating refined product exports. Although there is some proposed expansion and redevelopment of refineries in the Atlantic Basin, there are no major announced new refinery projects planned there. The combination of modest proposed refinery capacity expansion in the Atlantic Basin and forecast increasing oil demand may further increase the typical length of seaborne voyages for refined products.

Transportation Distance

The distance over which crude oil or refined petroleum products is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the tanker market as a whole due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin. For example, a voyage from Angola to China takes approximately 28 days, compared with a voyage from the Middle East to China, which takes approximately 19 days.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and products tankers. The chart below reflects changes in ton-mile demand for crude oil and refined petroleum products from 1985 through 2006 and presents an estimate for 2007.

Ton-Mile Demand Growth

Source: Fearnleys, November 2007.

Oil Tanker Supply

The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects tanker supply. Rising steel, equipment and labor costs, firm demand for newbuilding berths from various shipping sectors other than oil transportation and a weakening U.S. Dollar have led to an increase in newbuilding contract prices since the beginning of 2004. Currently, most major shipyards have sold their available newbuilding berths into 2011.

At any point in time, the level of vessel scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. For example, the IMO amended its regulations in 2003 to accelerate the phase-out of certain pre-1982 single-hull vessels to 2005 from 2007. IMO regulations are expected to cause approximately 24% of the world tanker fleet as of October 31, 2007 to be phased out by 2015. In addition to IMO regulations, OPA 90 requires that all oil tankers entering U.S. waterways be double-hulled by 2015. The strengthening of the offshore and drybulk markets during 2007 has resulted in a growing number of older single-hull tankers being sold for conversion into those trades, which is further reducing the supply growth of tankers.

Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with special surveys, which involve periodic, thorough inspections. These surveys are part of a certification process of classification societies, and a vessel must be certified as “in-class” to continue to trade. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a vessel’s seaworthiness. Because the cost of maintaining a vessel in-class rises substantially as the age of the vessel increases, vessel owners often conclude that it is more economical to scrap an older vessel than to upgrade it to maintain its in-class certification. In addition, the safety and reliability associated with more modern vessels also yield operating efficiencies. As a result, newer vessels typically earn higher charter rates.

Over the past decade, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90, IMO regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with proven ability to integrate these required safety regulations into their operations have a competitive advantage. The emergence of vessels equipped with double hulls has represented a differentiation in vessel quality and has enabled these vessels to command premium hire rates in the spot-charter markets. The effect has been a shift in major charterers’ preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels. We believe charterers generally prefer more modern, double-hull vessels, resulting in older vessels achieving lower levels of employment and lower rates.

Through November 2007, the oil tanker market has seen an increase in tanker sales for conversion purposes (for example, for drybulk or offshore conversion). The demand for tanker conversions to drybulk vessels has risen as a result of the strength in drybulk earnings and the long lead times for newbuilding deliveries. In addition, some existing orders for oil tanker newbuildings are being converted to drybulk vessels. This trend is expected to reduce tanker supply growth going forward.

Medium-Sized Oil Tankers

Expected Lifespan

New Aframax and Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, as described above, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of October 31, 2007, approximately 84% of the world Aframax and Suezmax oil tanker fleet was double-hulled.

Fleet

As of October 31, 2007, the world Aframax tanker fleet consisted of 737 vessels, of which 573 vessels were considered crude tankers and 149 were considered product tankers. As of October 31, 2007, there were 197 Aframax oil tanker newbuildings on order for delivery through 2011.

As of October 31, 2007, the world Suezmax tanker fleet consisted of 361 vessels, of which 314 vessels were considered crude tankers and 6 were considered product tankers. As of October 31, 2007, there were 142 Suezmax oil tanker newbuildings on order for delivery through 2011.

Currently, delivery of a vessel typically occurs within three to four years after ordering.

Newbuilding and Second-Hand Vessel Prices

Shipbuilding prices are cyclical due to factors such as demand for newbuildings, available shipyard capacity, currency exchange rates, the cost of steel, equipment and labor and general economic conditions. Strong freight market conditions since 2000 have increased demand for newbuildings across all ship sectors, leading to an increase in prices for both medium-sized newbuildings and second-hand tankers. The following chart illustrates changes in the average prices of newbuilding and five-year-old second-hand Aframax oil tankers over a complete historical market cycle of rising and falling prices from January 1990 through November 30, 2007.

Prices for Aframax and Suezmax Newbuildings and Five-Year-Old Tankers (in U.S. Dollars)

Source: CRS, November 2007.

Competition

The world medium-sized tanker fleet of Aframax and Suezmax tankers primarily consists of captive fleets of major oil companies, including state-owned companies, and independent tanker fleets. Independent owners control the majority of these Aframax and Suezmax vessels. The following table shows the largest operators of medium-sized oil tankers as of November 2007, ranked by number of ships, including newbuildings on order. These six operators control approximately 30% of the existing world fleet of Aframax and Suezmax oil tankers.

Largest Operators of Medium-Sized Crude Tankers

Source: CRS, November 2007 (except data for Teekay Corporation, MISC and Aframax International, which we have obtained from the public websites of these entities).

Competition in the medium-sized crude tanker market is affected by the availability and suitability of other size vessels that compete in the same market. Competition in this market is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short-haul and medium-haul crude oil routes.

Product Tankers

In recent years there has been a shift in product tanker fundamentals to longer haul routes from short-haul trades driven primarily by temporary imbalances in the market for refined petroleum products that provide profitable trading opportunities. This shift is driven by increased demand for refined products in major consuming regions (such as the United States) and the effect of years of underinvestment in refining infrastructure (particularly in the Atlantic Basin), which has led to a fundamental lack of overall refining capacity. This capacity constraint has been compounded by the requirement for higher specification product grades by government authorities, which has further strained refinery capacity and led to a lack of the optimal type of refining facilities in major consuming regions.

Product tanker operators have benefited from the refinery infrastructure constraints and also from an increase in backhaul trades (in which additional products are transported on the return trip of the original voyage), thereby improving vessel utilization. Given the geographic differences between regions of refinery capacity growth and regions of increasing oil consumption, we believe that even longer haul trade routes may develop in the product tanker market.

BUSINESS

Overview

We are a Marshall Islands corporation formed in October 2007 by Teekay Corporation (NYSE: TK). At or prior to the closing of this offering, we will acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers. Our business is to own oil tankers, and we will employ a chartering strategy intended to maximize cash flow from our vessels through a managed mix of short- or medium-term time-charter contracts and trading in the spot market. Teekay Corporation is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We expect to benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue accretive growth opportunities. We will distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution. Our primary objective is to increase our dividends on a per-share basis.

We will employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. Five of our vessels initially will be commercially managed in the Teekay Pool, and will otherwise be managed by our Manager, a subsidiary of Teekay Corporation. Two of our other vessels currently operate under fixed-rate time-charter contracts that expire in April and May 2008. Our remaining two vessels currently trade in the spot market but will commence operation in December 2007 under fixed-rate time-charter contracts ending in December 2009 and December 2010. We anticipate that the Teekay Pool initially will include approximately 30 Aframax crude tankers, including five of our vessels. The Teekay Pool will employ its ships in the spot market. By employing some of our ships in the Teekay Pool, we expect to benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that this pooling arrangement will limit Teekay Corporation’s ability to compete with us in the spot market. Please read “— Our Charters and Participation in the Teekay Pool” below.

At or prior to the closing of this offering, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers. Two of these tankers currently operate under time charters with remaining terms of two to five years, while the remaining tankers are employed in the spot market. If we elect to acquire any of these tankers, the purchase price will be the vessel’s fair market value at the time of offer, taking into account any existing charter and based on independent ship broker valuations. We also anticipate enlarging our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer us from time to time. These vessels may include medium-sized crude tankers and product tankers. Teekay Corporation is not obliged to offer us any additional vessels other than the four Suezmax tankers described above. Our intention is to seek growth opportunities that will provide accretive cash flow and that can be financed on acceptable terms.

We believe that the following dynamics affecting the oil tanker market will contribute to our growth:

•	strong global economic activity and industrial production, which have led to growth in oil demand in recent years;

•	increased aggregate seaborne transportation distances due in large part to growing economies in China and India and limitations on refinery capacity in developed countries;

•	the ongoing shift by charterers toward quality in vessels and operations; and

•	regulations of the IMO that are expected to cause the phase-out by 2015 of single-hull conventional tankers (approximately 24% of the existing world tanker fleet as of October 31, 2007).

Our operations will be managed, under the supervision of our executive officers and board of directors, by our Manager. Upon the closing of this offering, we will enter into the Management Agreement pursuant to which our Manager and its affiliates will provide to us commercial, technical, administrative and strategic services. We will pay our Manager a market-based fee for these services.

In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. If Gross Cash Available for Distribution for a given fiscal year exceeds the Incentive Threshold, our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Commencing January 1, 2008, we will maintain a Cumulative Dividend Account that will reflect, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our stockholders receive at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Although any performance fee earned by our Manager will be paid in the first quarter of the year following the fiscal year for which the fee is calculated, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. Please read “Our Manager and Management-Related Agreements — Management Agreement — Compensation of Our Manager” for a more detailed description of the performance fee.

Immediately after the completion of this offering, Teekay Corporation will own all of our outstanding shares of Class B common stock and 2,500,000 shares of our Class A common stock, which together represent 60% of our outstanding Class A and Class B common stock but represent 59.2% of the aggregate voting power of our Class A and Class B common stock. If the underwriters exercise their over-allotment option in full to purchase up to 1,500,000 additional shares of Class A common stock, we will redeem from Teekay Corporation 1,500,000 shares of our Class A common stock, reducing its aggregate ownership to 54.0% and its voting power to 53.1%.

Fleet

Our fleet initially will consist of nine Aframax-class oil tankers. Five of these vessels initially will be commercially managed through participation in the Teekay Pool, which will primarily employ its vessels in the spot market. Two of our other vessels are currently chartered to customers under fixed-rate time-charter contracts. The remaining two vessels currently trade in the spot market but will commence operation in December 2007 under fixed-rate time-charter contracts ending in December 2009 and December 2010. All of these tankers have double hulls and are of Bahamian registry.

The following table provides additional information about our tankers as of November 30, 2007.

	Capacity					Expiration of
Vessel	(dwt)(1)	Built	Employment	Charterer	Daily Rate	Charter

Erik Spirit	115,500	2005	Time charter	ConocoPhillips	$28,750	Dec. 2010(2)
Matterhorn Spirit	114,800	2005	Time charter	Eiger Shipping	32,000	Dec. 2009(2)
Everest Spirit	115,000	2004	Pool	—	—	—
Kanata Spirit	113,000	1999	Time charter	Sabic	35,000	May 2008
Kareela Spirit	113,100	1999	Pool	—	—	—
Kyeema Spirit	113,300	1999	Pool	—	—	—
Nassau Spirit	107,100	1999	Pool	—	—	—
Falster Spirit	95,400	1995	Time charter	Skaugen PetroTrans(3)	32,500	July 2008
Sotra Spirit	95,400	1995	Pool	—	—	—

Total capacity	982,600

(1)	Deadweight tonnes.

(2)	Time charter begins in December 2007.

(3)	Teekay Corporation is a 50% owner of Skaugen PetroTrans.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the oil tanker market, including the following strengths:

•	Our Manager has extensive experience in fleet expansion. Teekay Corporation, of which our Manager is a wholly owned subsidiary, has successfully identified and acquired over $5 billion in vessels since 1998, expanding Teekay Corporation’s fleet from 50 to over 180 vessels through a combination of newbuildings, vessel and business acquisitions and, in some cases, joint ventures. We believe that this fleet expansion experience, to which we will have access through our Manager, will prove valuable as we seek to expand our fleet and integrate new assets into our operations.

•	We will have access to Teekay Corporation’s extensive experience in and knowledge of the medium-sized oil tanker market. Teekay Corporation is the world’s largest operator of medium-sized oil tankers and charters its vessels on a global basis. With over 30 years in the oil tanker business, it also has operated successfully through the inherent cyclicality in the spot market. We believe that Teekay Corporation’s market position, experience and extensive knowledge of the medium-sized oil tanker spot and time-charter markets give it a competitive advantage relative to other vessel operators. We believe that our participation in the Teekay Pool and our relationship with our Manager will allow us to benefit from Teekay Corporation’s market knowledge and experience in obtaining competitive spot and time-charter rates and in managing our mix of spot and time-charter contracts to maximize our cash flow.

•	We believe that our relationship with Teekay Corporation, with its prominence and customer relationships in the shipping industry, significantly enhances our growth opportunities. Teekay Corporation has achieved a global brand name in the shipping industry, developed an extensive network of long-standing relationships with major energy companies and other industry participants and earned a reputation for reliability, safety and excellence. We believe that our relationship with Teekay Corporation will significantly enhance the growth of our business through acquisition opportunities (both from Teekay Corporation and third parties) and pursuit of our chartering strategy. Our competitors, many of which are larger and have more financial resources than we do, may also have strong relationships with companies with which we may seek to do business or from which we may seek to acquire vessels.

•	We will have continued access to Teekay Corporation’s expertise in various functions critical to our vessel operations. Our Manager and the other Teekay Corporation subsidiaries that will provide services to us have significant technical, financial and commercial capabilities relating to vessel operations and other business matters. Through Teekay Corporation’s extensive experience operating its large fleet and its commitment to exceptional customer service, we believe that it has developed specialized core competencies addressing various functions critical to its and our operations, and has adopted best practices in the shipping industry. Please read “Our Manager and Management-Related Agreements — Management Agreement.” We believe that these services will provide strict quality and cost controls to our business and effective safety monitoring of our vessels.

•	Our financial flexibility positions us to pursue acquisitions and expansion opportunities. We believe that our financial flexibility will provide us with acquisition and expansion opportunities. At or prior to the closing of this offering, we will enter into a $229 million revolving credit facility. Immediately after the closing of this offering, we anticipate that we will have approximately $116 million of availability under this credit facility for working capital and acquisition purposes and a cash balance of approximately $35 million.

Our Business Strategies

Our primary business objective is to increase dividends per share by executing the following strategies:

•	Expand our fleet through accretive acquisitions. We intend to acquire additional oil tankers in a manner that will increase our dividends on a per-share basis. At or prior to the closing of this offering, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. Please read “Certain Relationships and Related-Party Transactions — Contribution, Conveyance and Assumption Agreement — Offer By Teekay Corporation to Us of Four Suezmax-Class Oil Tankers.” We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation to offer us from time to time. To the extent consistent with our acquisition criteria, these acquisitions may include product tankers.

•	Tactically manage our mix of spot and charter contracts. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks, depending on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. We believe that our Manager’s experience operating through cycles in the tanker spot market will help us maximize our dividends on a per-share basis.

•	Maximize cash flow by participating in the Teekay Pool. We intend to operate our spot-employed vessels in the Teekay Pool, which will be formed at or prior to the closing of this offering. The Teekay Pool is expected initially to include approximately 30 Aframax-class crude tankers, including five of our vessels. Through our participation in the Teekay Pool, which will be managed by a subsidiary of Teekay Corporation, we expect to benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in this pool will exceed the amount we would otherwise derive by operating these vessels outside of the pool due to higher vessel utilization and daily revenues.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies seek transportation partners that have a reputation for reliability, safety, environmental and quality standards. We intend to leverage Teekay Corporation’s operational expertise and customer base to further expand these relationships with consistent delivery of superior customer service through our Manager by:

•	demonstration of responsiveness, reliability, professionalism and integrity;

•	adoption of responsible environmental practices and strict adherence to environmental regulations;

•	dedication to safe operations; and

•	use of customer feedback and industry and internal performance measures to drive continuous improvements.

Our Charters and Participation in the Teekay Pool

Chartering Strategy

We intend to operate our vessels in both the spot market and under short-term (less than two years) and medium-term (at least two years but less than five years) time-charter contracts to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions.

Upon the closing of this offering, five of our vessels will operate in the spot market through our participation in the Teekay Pool, and four of our vessels will operate under fixed-rate time charter contracts. In the future we may consider operating more or fewer of our vessels in our fleet under fixed-rate time charters if, in light of market conditions, our Manager believes that such a change will generate higher cash flow over time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the manager of the Teekay Pool may, with our approval, enter into fixed-rate time charters for vessels we include in the Teekay Pool, thereby decreasing spot-rate exposure without withdrawing the vessels from the Teekay Pool.

Spot Charters

Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot-market revenues may generate increased profit margins during times when tanker rates are escalating, while tankers operating under fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off-hire,” or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

We expect to operate our spot market vessels in the Teekay Pool, which will be managed by a subsidiary of Teekay Corporation. The Teekay Pool will be formed at or prior to the closing of this offering. We believe that the Teekay Pool will help us maximize daily revenues and utilization of our participating vessels due to the scale provided by the Teekay Pool’s large tanker fleet, which is expected initially to include approximately 30 Aframax crude tankers, including five of our vessels. Under the pooling arrangement, the aggregate revenues generated by the entire Teekay Pool will be distributed to pool members, including us, pursuant to a pre-arranged weighting system based on each vessel’s earnings capability and the actual earnings days each vessel is available during the applicable period. Please read “Our Manager and Management-Related Agreements — Pooling Agreement” for a description of the material terms of the pooling arrangement.

Allocation of pool revenues. Revenues generated by vessels operating in the Teekay Pool, less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses will be pooled and allocated according to the vessel weighting system that recognizes each vessel’s earnings capability based on its age, cargo capacity, pumping capabilities, speed and bunker consumption, as well as actual on-hire performance. The weighting allocation for vessels in the Teekay Pool will be revised at least every six months and vessels will be allocated their initial weighting upon their entry into the Teekay Pool. The allocation for each vessel participating in the pool will be established based on the recommendation of an independent specialist or maritime consultant. Payments based on net cash flow applicable to each tanker will be made on a monthly basis to pool participants.

Time Charters

General.  A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off-hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs.

Hire Rate.  “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed level or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Off-hire.  When the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Ship Management and Maintenance.  We will be responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Our Manager will provide these services to us pursuant to the Management Agreement for our vessels operating under time-charter contracts. Please read “Management and Management-Related Agreements — Management Agreement.”

Termination.  Each of our time charters terminates automatically upon loss of the applicable vessel. In addition, charterers are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and terminate the charter if the customer defaults in its payment obligations. Either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

Classification, Audits and Inspections

All of our tankers have been certified as being “in-class” by their respective classification societies: American Bureau of Shipping, Det Norske Veritas or Lloyd’s Register of Shipping. Every “in-class” vessel’s hull and machinery is “classed” by a classification society. The classification society certifies that the vessel has been built and is maintained in accordance with the rules of that classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory, although for some vessels this latter certification is obtained directly from the relevant flag state authorities. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (or an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (or a Special Survey). The inspection cycle resumes after each Special Survey. The classification society also may require a vessel to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel and resulting repairs. In-water surveys generally take vessels out of service for one day. All of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To qualify, the resiliency of the underwater coatings of each vessel was enhanced and the hull was marked to accommodate underwater inspections by divers.

In addition to classification inspections:

•	the vessel’s flag state, or the vessel’s classification society if nominated by the flag state, inspects the vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory;

•	port state control authorities, such as the U.S. Coast Guard and Australian Maritime Safety Authority, inspect some of the vessels from time to time; and

•	many customers regularly inspect our vessels as a precondition to chartering.

In addition to third-party audits and inspections, the seafaring staff operating the vessels regularly inspects them and performs much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect the vessels at least twice a year for conformity with established criteria. Upon completion of each inspection, recommendations are made for improving the overall condition of the vessel and its maintenance, safety and crew welfare. All recommendations are monitored until they are completed.

Objectives in inspecting a vessel are to:

•	ensure adherence to operating standards;

•	maintain the structural integrity of the vessel;

•	maintain machinery and equipment to give full reliability in service;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support Teekay Corporation’s reputation and meet customer expectations.

To achieve the vessel structural integrity objective, our Manager will use a comprehensive “Structural Integrity Management System” developed by Teekay Corporation. This system is designed to monitor the condition of the vessels closely and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. Our vessels will be operated by our Manager in a manner intended to protect the safety and health of employees, the general public and the environment. We and our Manager will actively manage the risks inherent in our business and are committed to eliminating incidents that would threaten safety and the integrity of the vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.

Teekay Corporation, through certain of its subsidiaries, will provide technical management services for all of our vessels other than the Nassau Spirit, the operation of which will continue to be managed by Unicom Management Services (Cyprus) Ltd. under a subcontract with our Manager. Teekay Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of Teekay Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Corporation’s certified internal auditors and intermediate audits performed by Det Norske Veritas.

Our Manager provides, through certain of its subsidiaries, expertise in various functions critical to our operations, resulting in a safe, efficient and cost-effective operation, and access to human resources, financial and other administrative functions. Critical ship management functions that our Manager will provide to us through its affiliates include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. Please read “Management and Management-Related Agreements — Management Agreement” for more information about these arrangements.

In addition, Teekay Corporation’s day-to-day focus on cost control will be applied to our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our Manager, we will benefit from this purchasing alliance.

Crewing and Staff

As of November 30, 2007, approximately 200 seagoing staff served on our vessels. We will employ no seagoing staff directly. Instead, certain subsidiaries of Teekay Corporation will continue to employ the crews for all vessels other than the Nassau Spirit. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries. The salaries and other costs associated with the crews supplied by Teekay Corporation are among the items covered by technical management fees payable by us under the Management Agreement. The crew for the Nassau Spirit is supplied by Unicom Management Services (Cyprus) Ltd., which manages that vessel.

Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority, and offers seafarers what it believes are highly competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our vessels. We believe that Teekay Corporation’s relationships with these labor unions are good.

We believe that Teekay Corporation’s commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, the Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet’s training continues on board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs.

Our vessels are subject to “hull and machinery” and “protection and indemnity” insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. Insurance policies also cover war risks (including piracy and terrorism). We do not carry insurance covering loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that appropriate levels of environmental damage and pollution coverage are maintained. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that adequate insurance coverage will be procured at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Please read “Risk Factors — Risks Inherent in Our Business — Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.”

Our Manager will use in our operations Teekay Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We expect to benefit from Teekay Corporation’s commitment to safety and environmental protection as our Manager assists us in managing vessel operations.

Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, Occupational Health and Safety Advisory Services (or OHSAS) 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Regulation

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and that may materially adversely affect operations. Various governmental and quasi-governmental agencies require permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels in the oil tanker market and will accelerate the scrapping of older tankers.

Environmental Regulation — International Maritime Organization

IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code), the International Convention for Prevention of Pollution from Ships (or the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified IMO regulations generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified.

Under IMO regulations, which have been adopted by over 150 nations including many of the jurisdictions in which our tankers operate (but not including the United States), an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. In July 2003, the European Union adopted legislation that will prohibit all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tankers) between the years 2003 and 2010. All single-hull tankers will be banned by 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age are also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. All of the tankers that we currently operate are double-hulled and will not be affected directly by these IMO and EU regulations.

The European Union has also adopted legislation that bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters, creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually, provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The European Union is also considering the adoption of criminal sanctions for certain pollution events, including tank cleaning.

Environmental Regulations — U.S. Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were caused by violation of certain U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently plan to continue to maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls. All of the tankers we currently operate are double-hulled.

In December 1994, the U.S. Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then-existing OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes the COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations that had typically provided COFRs under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Teekay Corporation has complied with the Coast Guard regulations by obtaining financial guarantees from one of its subsidiaries covering our vessels. If other vessels in the fleet trade into the United States in the future, we expect that we will obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance. Each of our vessels has a valid COFR.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

Teekay Corporation has filed vessel response plans with the Coast Guard for the tankers we own and has received approval of such plans for all vessels in the fleet to operate in U.S. waters. In addition, regular oil spill response drills are conducted in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as Alaska, California and Washington require state-specific COFR and vessel response plans.

OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil aboard a vessel is an ultra-hazardous activity, which could result in strict liability for damages caused to injured parties even when we have not acted negligently.

Environmental Regulation — Other Environmental Initiatives

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC and through a 2000 Protocol to the CLC which entered into force on November 1, 2003. The liability limits in the countries that have ratified the 2000 Protocol are currently approximately $7.2 million plus approximately $1,000 per gross registered ton above 5,000 gross tons with an approximate maximum of $142 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the EPA, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers and/or cargo).

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.

The EPA has appealed this decision. Oral arguments on this appeal were heard by the Ninth Circuit Court of Appeals on August 14, 2007. No decision has yet been issued. If the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could require the installation of equipment on our vessels to treat ballast water before it is discharged, require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and otherwise restrict our vessel traffic in U.S. waters.

Vessel Security Regulation

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

Properties

Other than the nine vessels that we will acquire at or prior to the closing of this offering, we will have no material properties.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Taxation of the Company

United States Taxation

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Taxation as a Corporation.  We will be taxed as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income.  We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter or bareboat-charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50.0% derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100.0% derived from sources within the United States (or U.S. Source Domestic Transportation Income). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

The Section 883 Exemption.  In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or Section 883 Regulations), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it meets the following three requirements:

•	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption);

•	it satisfies one of the following three ownership tests (discussed in more detail below): (a) the more than 50.0% ownership test (or the Ownership Test); (b) the controlled foreign corporation test (or the CFC Test); or (c) the Publicly Traded Test (as described below); and

•	it meets certain substantiation, reporting, and other requirements.

In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50.0% of the value of its stock is owned, directly or indirectly applying attribution rules, by Qualified Stockholders for at least half the number of days in the corporation’s taxable year. For this purpose, Qualified Stockholders are: (a) individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption; (b) foreign corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption; or (c) certain foreign governments, non profit organizations, and certain beneficiaries of foreign pension funds. U.S. individuals and U.S. domestic corporations are not Qualified Stockholders.

A corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the holder’s name, permanent address and country where the holder is fully liable to tax, if any, a description of the holder’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and provide a summary of our ownership structure on the return.

The CFC Test requires that the non-U.S. corporation claiming the Section 883 Exemption be treated as a CFC for U.S. federal income tax purposes and a qualified U.S. person ownership test is met (for the definition of a CFC, please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible Controlled Foreign Corporation Classification.”

The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Equity of a foreign corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the foreign corporation are listed on such market and certain trading volume requirements are met. For this purpose, if one or more 5.0% stockholders (i.e., a stockholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market.

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test, the CFC Test or the Publicly Traded Test.

We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible Controlled Foreign Corporation Classification”), and we currently do not expect to meet the Publicly Traded Test. Nonetheless, as of the date of this prospectus, we believe that we should satisfy the Ownership Test based upon the ownership immediately after the closing of this offering of more than 50.0% of the value of us by Teekay Corporation.

Based on information provided by Teekay Corporation, Teekay Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Section 883 Regulations. For each year during which Teekay Corporation owns more than 50.0% of the value of us and satisfies the Publicly Traded Test, we will satisfy the Ownership Test and will qualify for the Section 883 Exemption, provided that Teekay Corporation provides properly completed ownership statements to us as required under the Section 883 Regulations and we satisfy certain substantiation and documentation requirements. As of the date hereof, Teekay Corporation has indicated its willingness to provide us with such ownership statements as long as it is a Qualified Stockholder. There is no assurance that Teekay Corporation will continue to satisfy the requirements for being a Qualified Stockholder of us (i.e., there is no assurance it will meet the Publicly Traded Test) or that it alone will own more than 50.0% of the value of our shares. Should Teekay Corporation own less than 50.0% of the value of our shares, we expect that we would still be eligible to claim the Section 883 Exemption on the basis of the Publicly Traded Test. If we are unable to meet the Ownership Test or the Publicly Traded Test, we would be subject to either net basis and branch profits taxes or the 4.0% gross basis tax described below, thereby reducing the amount of Cash Available for Distribution to stockholders.

The Net Basis Tax and Branch Profits Tax.  If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax.  If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on 50% of our gross U.S. Source International Transportation Income, without benefit of deductions.

Marshall Islands Taxation

In the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the law of the Republic of The Marshall Islands, because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

MANAGEMENT

Directors and Executive Officers of Teekay Tankers Ltd.

Our board of directors and executive officers will oversee and supervise our operations. Subject to this oversight and supervision, our operations will be managed generally by our Manager. Upon the closing of this offering, we will enter into a Management Agreement, pursuant to which our Manager and its affiliates will provide to us commercial, technical, administrative and strategic services. Please read “Management and Management-Related Agreements — Management Agreement” for additional information about this agreement.

Our Chief Executive Officer, Bjorn Moller, our Executive Vice President, Peter Evensen, and our Chief Financial Officer, Vincent Lok, will allocate their time between managing our business and affairs, directly as such officers and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as the Chief Executive Officer, Executive Vice President and Chief Strategy Officer, and Executive Vice President and Chief Financial Officer, respectively. The amount of time Messrs. Moller, Evensen and Lok will allocate among our business and the businesses of our Manager and of Teekay Corporation will vary from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

The following table provides information about our initial directors and executive officers. Our directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. Ages of the following individuals are as of August 31, 2007.

Name	Age	Position

C. Sean Day	58	Chairman of the Board of Directors
Bjorn Moller	50	Chief Executive Officer and Director
Vincent Lok	39	Chief Financial Officer
Peter Evensen	49	Executive Vice President and Director
Richard T. du Moulin	61	Director*

*	To be appointed to the board of directors prior to the closing of this offering.

The business experience of these individuals is included below.

C. Sean Day was appointed as our Chairman of the Board of Directors in October 2007. Mr. Day has served as Chairman of Teekay Corporation’s board of directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chairman of: Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (NYSE:TGP); Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (NYSE:TOO); and Compass Diversified Holdings (NASDAQ:CODI), an affiliate of Teekay Corporation.

Bjorn Moller was appointed as our Chief Executive Officer and as a Director in October 2007. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held these positions since April 1998. Mr. Moller has over 20 years of experience in the shipping industry and has served in senior management positions with Teekay Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Mr. Moller also serves as the Vice Chairman and director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C.

Vincent Lok was appointed as our Chief Financial Officer in October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.

Peter Evensen was appointed as our Executive Vice President and as one of our Directors in October 2007. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen also serves as Chief Executive Officer, Chief Financial Officer and as a director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Richard T. du Moulin has agreed to join the board of directors of Teekay Tankers Ltd. prior to the closing of this offering. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since 2002. Prior to forming Intrepid Shipping in 2002, he served, from 1998, as Chairman and CEO of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Development Committee of Seamens Church Institute. He serves as a Trustee of Storm Trysail Club, New York Yacht Club and Friends of Georgetown Sailing. Mr. du Moulin currently serves as a director of Tidewater Inc. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.

Board of Directors and Committees

Our board of directors currently consists of three directors. In compliance with the corporate governance rules of The New York Stock Exchange, our initial board of directors will appoint one independent member upon the listing of our Class A common stock on The New York Stock Exchange, a second independent member within three months of that listing, and a third independent member within twelve months of that listing.

The New York Stock Exchange does not require a company like us, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the board of directors or to establish compensation or nominating/corporate governance committees composed of independent directors. However, we intend that following the initial phase-in period described above, a majority of our directors will be independent under The New York Stock Exchange rules.

We will establish a conflicts committee and an audit committee, each comprised of independent directors, and a nominating and corporate governance committee, which will not be comprised solely of independent directors. Subject to the initial phase-in period described above, at least three members of our board of directors will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest, such as certain transactions between us and Teekay Corporation or its affiliates. The board of directors is not obligated to seek approval of the conflicts committee on any matter, and may determine the resolution of any conflicts of interest itself. For matters presented to it, the conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. The members of the conflicts committee may not be officers or employees of us or any of our affiliates and must meet the independence standards established by The New York Stock Exchange to serve on an audit committee of a board of directors. Our initial conflicts committee will be comprised of the members of our audit committee.

Our board of directors also will have an audit committee of at least three independent directors, subject to the initial phase-in period described above. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls.

We will also establish a nominating and corporate governance committee that will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices, overseeing the long-term incentive plan described below and recommending director compensation. Stockholders may also nominate directors in accordance with procedures set forth in our bylaws. The nominating and corporate governance committee will not necessarily be comprised of a majority of independent directors.

Directors and Executive Officers of Our Manager

The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries will provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of November 30, 2007.

Name	Age	Position

C. Sean Day	58	Chairman of the Board of Directors
Bjorn Moller	50	Chief Executive Officer and Director
Vincent Lok	39	Chief Financial Officer
Peter Evensen	49	Director

As noted above, the directors and executive officers of our Manager also will serve as directors or executive officers of Teekay Tankers Ltd. The business experience of these individuals is described above.

Executive Compensation

We were formed in October 2007. We have not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering. Because our executive officers are employees of Teekay Corporation, their compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we will reimburse Teekay Corporation for time spent by our executive officers on our management matters.

Compensation of Our Directors

Our officers and other officers of Teekay Corporation who serve as our directors will not receive additional compensation for their service as directors. We anticipate that each non-management director will receive compensation for attending meetings of the board of directors, as well as committee meetings. We expect that non-management directors will receive a director fee of $30,000 per year and 700 shares of Class A common stock subject to vesting over a three-year period. We intend to grant shares of Class A common stock to the non-management directors immediately after their appointment as directors. The Chairman of the Board of Directors is expected to receive an additional fee of $85,000, members of the audit committee each will receive a committee fee of $5,000 per year, and the chair of the audit committee is expected to receive an additional fee of $5,000 for serving in that role. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2007 Long-Term Incentive Plan

Prior to the closing of this offering, we intend to adopt the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants will be eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards.

Administration.  The plan will be administered by the nominating and corporate governance committee of our board of directors. To the extent permitted by law, this committee may delegate any or all of its powers and duties under the plan to our Chief Executive Officer, subject to any limitations imposed by the nominating and corporate governance committee and certain other limitations imposed by the plan. The nominating and corporate governance committee will have the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of shares of Class A common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

Number of Shares of Class A Common Stock.  Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of Class A common stock available for delivery pursuant to awards granted under the plan is 1,000,000. There is no limit on the number of awards that may be granted and paid in cash. If any award is forfeited or otherwise terminates or is cancelled without delivery of Class A common stock, those shares will again be available for grant under the plan. Class A common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

Restricted Stock and Restricted Stock Units.  Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a share of Class A common stock upon the vesting of the restricted stock unit or, in the discretion of the nominating and corporate governance committee, cash equivalent to the value of the Class A common stock. The nominating and corporate governance committee may determine to make grants under the plan of restricted stock and restricted stock units to plan participants containing such terms as the nominating and corporate governance committee may determine. The nominating and corporate governance committee will determine the period over which restricted stock and restricted stock units granted to plan participants will vest. The committee may base its determination upon the achievement of specified performance goals. The nominating and corporate governance committee, in its discretion, may provide tandem vesting with respect to dividends on restricted stock and may grant tandem dividend equivalent rights with respect to restricted stock units.

Stock Options and Stock Appreciation Rights.  The plan will permit the grant of options covering Class A common stock and the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a share of Class A common stock on the exercise date over the base price established for the stock appreciation right. Such excess may be paid in Class A common stock, cash, or a combination thereof, as determined by the nominating and corporate governance committee in its discretion. The nominating and corporate governance committee will be able to make grants of stock options and stock appreciation rights under the plan to employees, consultants and directors containing such terms as the committee may determine. Stock options and stock appreciation rights may have an exercise price or base price that is no less than the fair market value of the Class A common stock on the date of grant. In general, stock options and stock appreciation rights granted will become exercisable over a period determined by the nominating and corporate governance committee.

Vesting, Exercisability and Payment of Stock Options.  Unless otherwise provided in the instrument evidencing a stock option, (a) in the event of a participant’s termination of service for any reason other than cause, death, disability or retirement, the participant may exercise any vested stock options for a period of three months from the date of such termination, (b) in the event of a participant’s termination of service due to retirement or disability, the participant may exercise any vested stock options for a period of five years from the date of such termination and (c) in the event of a participant’s termination of service due to death, the participant’s beneficiary may exercise any vested stock options for a period of two years from the date of such termination. In the event a participant dies after termination of service but while the option is otherwise exercisable, the participant’s beneficiary may exercise vested stock options for a period of two years from the date of death, unless the nominating and corporate governance committee determines otherwise. If a participant is terminated for cause, his or her stock option will automatically expire, unless the nominating and corporate governance committee determines otherwise. In no event may a stock option be exercised after the expiration of the term provided in the instrument evidencing the stock option.

Other Stock or Cash-Based Awards.  Subject to the terms of the plan and such other terms and conditions as the nominating and corporate governance committee deems appropriate, the nominating and corporate governance committee may grant other incentives payable in cash or in shares of Class A common stock under the plan.

Change of Control.  Unless otherwise provided in the instrument evidencing the award, in the event of a change of control of Teekay Tankers Ltd. or Teekay Corporation, all outstanding awards will become fully and immediately vested and exercisable and all applicable deferral and restriction limitations will lapse, unless the awards are converted, assumed or replaced by the successor company. Notwithstanding the foregoing, with respect to stock options and stock appreciation rights, the nominating and corporate governance committee may instead provide for the cash-out of such awards in connection with the change of control transaction. Also notwithstanding the foregoing, if so determined by the nominating and corporate governance committee, during the 60-day period from and after the change of control transaction, a participant holding a stock option or stock appreciation right will have the right to elect to surrender all or part of the stock option or stock appreciation right in exchange for a cash payment. If, following a change of control transaction, a participant’s service is terminated for cause or good reason within 24 months of the transaction, any awards held by that participant that remain unvested will become fully and immediately vested and exercisable, all applicable deferral and restriction limitations will lapse and an award that is an option or stock appreciation right will remain exercisable until the later of five years after the date of termination and the date the award would have expired by its terms if the participant’s service had not terminated.

Term, Termination and Amendment of Plan.  Our board of directors or its nominating and corporate governance committee, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Our board of directors or its nominating and corporate governance committee, also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of shares of Class A common stock that may be granted subject to stockholder approval as required by the exchange upon which the shares of Class A common stock is listed at that time. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

OUR MANAGER AND MANAGEMENT-RELATED AGREEMENTS

Overview

We believe that our business will benefit through access to the expertise and resources of Teekay Corporation and its subsidiaries. Accordingly, we will enter into agreements with them from time to time pursuant to which they will provide services to us, including under the Management Agreement and the Pooling Agreement that will become effective upon the closing of this offering.

Our Manager, Teekay Tankers Management Services Ltd., is a wholly owned subsidiary of Teekay Corporation and generally will provide to us commercial, technical, administrative and strategic services necessary to support our business through the Management Agreement with us. Pursuant to the Pooling Agreement between us, Teekay Corporation and Teekay Chartering Limited, Teekay Chartering Limited will commercially manage the Teekay Pool consisting of double-hull Aframax-class crude tankers that trade in the spot market, including our spot-market tankers. The Teekay Pool will be formed at or prior to the closing of this offering.

Summaries of the Management Agreement and the Pooling Agreement are included below. Capitalized words and expressions used but not defined herein shall have the meanings given to them in the Management Agreement or the Pooling Agreement, as applicable. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Management Agreement and Pooling Agreement, which are included as exhibits to the registration statement of which this prospectus is a part and are incorporated into this prospectus by reference.

Management Agreement

Under the Management Agreement, our Manager will be responsible for providing us with substantially all of our services, including:

•	commercial services, which include:

•	chartering; and

•	marketing;

•	technical services, which include:

•	vessel maintenance;

•	ensuring regulatory and classification society compliance;

•	crewing;

•	insurance;

•	purchasing; and

•	shipyard supervision;

•	administrative services, which include:

•	legal, investor relations and financial compliance services;

•	bookkeeping and accounting services; and

•	banking and financial services; and

•	strategic services, which include:

•	strategic planning;

•	acquisitions of assets and businesses; and

•	general management of our business.

Our Manager will use its best efforts to provide these services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities, primarily other Teekay Corporation subsidiaries. However, our Manager will subcontract with Unicom Management Services (Cyprus) Ltd., which is not affiliated with Teekay Corporation, for the technical management of one of our tankers, the Nassau Spirit. Our Manager will remain responsible for any subcontracted services. We will indemnify our Manager for losses it incurs in connection with providing these services, excluding losses caused by the recklessness, gross negligence or willful misconduct of our Manager or its employees or agents, for which losses our Manager will indemnify us.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Management Agreement will expire on December 31, 2022. If not terminated, the Management Agreement shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Our Termination Rights.  We may terminate the Management Agreement under any of the following circumstances:

•	First, if at any time our Manager materially breaches the management agreement and the matter is unresolved after a 90-day dispute resolution period.

•	Second, if at any time (1) our Manager has been convicted of, or has entered into a plea bargain or plea of nolo contendre or settlement admitting guilt for a crime, which conviction, plea or settlement is demonstrably and materially injurious to us and (2) the holders of a majority of the outstanding Class A common stock elect to terminate the Management Agreement.

•	Third, if at any time our Manager experiences certain bankruptcy events.

•	Fourth, if any person or persons, other than Teekay Corporation and its affiliates, control a majority of the voting or economic control of our Manager and we do not consent to the change of control, which consent shall not be unreasonably withheld or delayed.

•	Fifth, if we provide notice in the fourth quarter of 2016 after two-thirds of our board of directors elect to terminate the Management Agreement, which termination would be effective on December 31, 2017.

•	Sixth, if we provide notice in the fourth quarter of 2021, which termination would be effective on December 31, 2022. If the Management Agreement extends pursuant to its terms as described above, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

If we elect to terminate the Management Agreement under the fifth or sixth circumstances described above, our Manager will receive a payment (or the Termination Payment) in an amount equal to the aggregate performance fees payable for the immediately preceding five fiscal years. If the Management Agreement is terminated prior to December 31, 2012, the Termination Payment shall be calculated by multiplying the aggregate performance fees payable for the completed fiscal years by a fraction, the numerator of which is five and the denominator of which is the number of such completed fiscal years. The Termination Payment will be paid to our Manager in four quarterly installments over the course of the fiscal year following termination.

Our Manager’s Termination Rights.  Our Manager may terminate the Management Agreement prior to the end of its term under either of the following two circumstances:

•	First, after the fifth anniversary of this offering with 12 months’ notice. At our option, the Manager shall continue to provide technical services to us for up to an additional two-year period from termination, provided that the Manager or its affiliates continue in the business of providing such services to third parties for similar types of vessels.

•	Second, if at any time we materially breach the agreement and the matter is unresolved after a 90-day dispute resolution period.

If our Manager elects to terminate the Management Agreement under the second circumstance described above, our Manager will receive the Termination Payment payable in four quarterly installments over the course of the first year following termination.

Termination After Our Change of Control.  The Management Agreement will terminate automatically immediately after a change of control (as defined below) of us. Upon any such termination, we will be required to pay our Manager the Termination Payment in a single installment.

“Change of control” means the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to Teekay Corporation or any of its affiliates;

•	the adoption by our board of directors of a plan of liquidation or dissolution of us;

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than Teekay Corporation or any of its affiliates, becomes the beneficial owner, directly or indirectly, of more than a majority of our voting shares, measured by voting power rather than number of shares;

•	if, at any time, we become insolvent, admit in writing our inability to pay our debts as they become due, are adjudged bankrupt or declare our bankruptcy or make an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commence or consent to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

•	we consolidate with, or merge with or into, any person (other than Teekay Corporation or any of its affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which outstanding shares of our common stock are converted into or exchanged for cash, securities or other property, or receive a payment of cash, securities or other property, other than any such transaction where any of our common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on the date immediately after the closing of this offering; or

•	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

Compensation of Our Manager

Management Fee.  In return for providing to us services under the Management Agreement, we will pay our Manager a management fee based on the following components:

•	Commercial services fee. We will pay a fee to our Manager for commercial services it provides to us initially equal to $350 per vessel per day plus 1.25% of the gross revenue attributable to the vessels our Manager commercially manages for us (excluding those participating in the Teekay Pool). This fee is the same fee we will pay Teekay Chartering Limited for commercial management of our vessels participating in the Teekay Pool, and we believe it is generally equivalent to current market rates between third parties. The amount of the daily per vessel fee will be adjusted every three years by agreement between us and our Manager or, if we cannot reach agreement, by arbitration.

•	Technical services fee. We will pay a fee to our Manager for technical services it provides to us that is equal to the rate Teekay Corporation charges third parties to technically manage their vessels. The amount of our fee for technical services will be adjusted quarterly to the extent Teekay Corporation changes the rate it charges third parties for technical services.

•	Administrative and strategic services fees. We will pay fees to our Manager for administrative and strategic services it provides to us that will reimburse our Manager for its related direct and indirect expenses in providing such services and which will include a profit margin that we consider reasonable. The amount of the profit margin will be based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study will be updated at least annually.

The Management Agreement provides that we have the right to audit costs and expenses billed to us by our Manager and also provides for a third party to settle any billing disputes between us and our Manager.

Performance Fee.  In order to provide our Manager with an incentive to increase our Cash Available for Distribution, the Management Agreement also provides for our payment to our Manager of a performance fee in certain circumstances, in addition to the basic fee described above. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our common stock (or the Incentive Threshold ), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

Commencing January 1, 2008, we will maintain an internal account (or the Cumulative Dividend Account) that will reflect, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Although any performance fee earned by our Manager will be paid in the first quarter of the year following the fiscal year for which the fee is calculated, we will accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced due to the performance fee. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero.

Accordingly, on a full fiscal-year basis, we will distribute our Gross Cash Available for Distribution in the following manner:

•	first, to the Class A and Class B common stockholders, equally on a per-share basis, until we distribute for each outstanding share of Class A and Class B common stock an amount equal to $3.20 (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year);

•	second, to the Class A and Class B common stockholders, equally on a per-share basis, until we distribute for each outstanding share of Class A and Class B common stock an amount equal to any cumulative arrearages in the payment of dividends of at least $2.65 per share of Class A and Class B common stock for any prior fiscal years (other than the year ending December 31, 2007) in the applicable five-year period; and

•	third, with respect to any remaining amounts, 20% to our Manager as the performance fee for such fiscal year under the Management Agreement, and 80% to the Class A and Class B common stockholders, equally on a per-share basis.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

As discussed in more detail above in “— Term and Termination Rights,” under the terms of the Management Agreement we may be obligated to pay to our Manager the Termination Payment under specified circumstances.

Set forth below is a hypothetical calculation of the performance fee that would be payable based on assumed amounts of annual Gross Cash Available for Distribution. The calculation is provided solely to illustrate how the performance fee will be calculated. The amounts of Gross Cash Available for Distribution reflected below are purely hypothetical, and are not intended as projections of future Gross Cash Available for Distribution, if any, that we may generate. There will be differences between the hypothetical amounts used in the example below and our actual results, and those differences could be material.

  Performance Fee Example

	Year 1	Year 2	Year 3	Year 4
(in thousands, except per share amounts)

Illustrative Gross Cash Available for Distribution	$66,875	$50,750	$81,250	$81,250
Illustrative weighted-average shares outstanding	25,000	25,000	25,000	25,000

Illustrative Gross Cash Available for Distribution per share	$2.675	$2.030	$3.250	$3.250
Less performance fee paid per share(1)	—	—	$(0.005)	$(0.010)

Illustrative Cash Available for Distribution per share	$2.675	$2.030	$3.245	$3.240

(1)	If Gross Cash Available for Distribution in a fiscal year exceeds $3.20 per share (subject to adjustment for stock dividends, splits, combinations and similar events and based on the weighted-average number of shares outstanding for the fiscal year), our Manager will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the $3.20 per share Incentive Threshold, subject to the limitations as illustrated in note (1)(c) to offset any deficit in the Cumulative Dividend Account as of the beginning of the fiscal year in respect of which the performance fee is being calculated. If we issue shares of common stock, the per-share amounts used for determining whether or not a performance fee is payable, the amount of any such performance fee and changes in the Cumulative Dividend Account will be based on the weighted-average number of shares outstanding during the applicable fiscal year. Set forth below is a detailed calculation of the hypothetical annual performance fee based on the assumptions set forth above.

Performance Fee Calculation	Year 1	Year 2	Year 3	Year 4
(in thousands, except per share amounts)
Illustrative Gross Cash Available for Distribution per share	$2.675	$2.030	$3.250	$3.250
Incentive Threshold per share	$3.200	$3.200	$3.200	$3.200

Gross Cash Available for Distribution per share in excess of Incentive Threshold(a)	—	—	$0.050	$0.050
Aggregate Gross Cash Available for Distribution in excess of Incentive Threshold(b)	—	—	$1,250	$1,250

Performance fee(c)	$0	$0	$125	$250
Performance fee per share	—	—	$0.005	$0.010

(a)	Represents the amount, if any, by which Gross Cash Available for Distribution per share exceeds the Incentive Threshold.

(b)	Represents Gross Cash Available for Distribution per share in excess of the Incentive Threshold, multiplied by the weighted-average number of shares outstanding (25,000,000 in this example).

(c)	The performance fee will be payable only in respect of periods in which the Gross Cash Available for Distribution per share exceeds the Incentive Threshold, and the amount depends upon the balance in the Cumulative Dividend Account as follows:

•	if the Cumulative Dividend Account as of the beginning of the fiscal year is zero or positive, the performance fee will be calculated as 20% of the aggregate Gross Cash Available for Distribution in excess of the Incentive Threshold; or

•	if the Cumulative Dividend Account as of the beginning of the fiscal year is negative, the performance fee will be calculated as the lesser of (X) 20% of the aggregate Gross Cash Available for Distribution in excess of the Incentive Threshold and (Y) the difference between the Current Period Surplus / (Deficit) (as defined below) and the absolute value of the Cumulative Dividend Account balance as of the beginning of the period.

Set forth below is a detailed calculation of the hypothetical Cumulative Dividend Account based on the assumptions set forth above.

Cumulative Dividend Account Calculation (i)	Year 1	Year 2	Year 3	Year 4
(in thousands, except per share amounts)
Beginning Cumulative Dividend Account surplus / (deficit)	$0	$625	$(14,875)	$0
Plus: Current Period Surplus / (Deficit)(ii)	$625	$(15,500)	$15,000	$15,000

Cumulative Dividend Account surplus / (deficit) before performance fee	$625	$(14,875)	$125	$15,000
Less: performance fee payable	$0	$0	$(125)	$(250)

Ending Cumulative Dividend Account surplus / (deficit)	$625	$(14,875)	$0	$14,750

(i)	The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. The Cumulative Dividend Account tracks, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than $2.65 per share (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero.

(ii)	The Current Period Surplus/(Deficit) represents the amount by which the Gross Cash Available for Distribution for a given fiscal year is greater than or less than an aggregate incentive baseline calculated by multiplying $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events) by the weighted-average number of shares outstanding (25,000,000 in this example).

  Amendments

The Manager may not amend the Management Agreement without our written consent.

Pooling Agreement

Under the Pooling Agreement, Teekay Chartering Limited will commercially manage the Teekay Pool by providing chartering and marketing services. We expect that the Teekay Pool initially will include approximately 30 Aframax crude tankers, including five of our vessels. We will remain responsible for the technical management of our vessels in the Teekay Pool, and our Manager will provide technical services to us pursuant to the Management Agreement. We believe our participation in the Teekay Pool will increase the vessel utilization and daily revenues of our spot tanker fleet due to the scale provided by the Teekay Pool’s large fleet. We also believe that the pooling arrangement will limit Teekay Corporation’s ability to compete with us for spot voyages.

Teekay Corporation may seek to expand the Teekay Pool to include any Aframax-class crude tankers it agrees to manage for third parties or it may choose to establish a separate pool for any such third-party tankers. Teekay Corporation may also establish pooling arrangements for Suezmax-class oil tankers or product tankers. To the extent that our fleet expands to include these types of vessels, we intend to seek to include those vessels in any such pool Teekay Corporation may establish.

Allocation of Teekay Pool Earnings

The Teekay Pool provides a revenue sharing mechanism whereby the net earnings of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Pool, less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses will be pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its age, cargo capacity, pumping capabilities, speed and bunker consumption, as well as actual on-hire performance. The weighting allocation for vessels in the Teekay Pool will be adjusted at least every six months and vessels will be allocated their initial weighting upon their entry into the Teekay Pool. The allocation for each vessel participating in the pool will be established based on the recommendation of an independent specialist or maritime consultant. Payments based on net cash flow applicable to each tanker will be made on a monthly basis to pool participants.

Commercial Management Fee and Working Capital Payments

Teekay Chartering Limited will provide commercial services to pool participants and otherwise administer the pool in exchange for a fee initially equal to $350 per vessel per day, and 1.25% of the gross revenues attributable to the participant’s vessels. The amount of the daily per vessel fee will be adjusted every three years by agreement between Teekay Chartering Limited and us or, if needed, by arbitration.

Upon initial delivery of each of our vessels to the Teekay Pool, we will be required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Pooling Agreement will expire on December 31, 2022. If not terminated, the Pooling Agreement will automatically renew for a five-year period and shall thereafter be extended in additional five-year increments unless we, Teekay Chartering Limited or Teekay Corporation provides a notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Our Termination Rights.  We may terminate the Pooling Agreement under any of the following circumstances:

•	First, if at any time Teekay Chartering Limited or Teekay Corporation materially breaches the Pooling Agreement and the matter is unresolved after a 90-day dispute resolution period.

•	Second, if at any time (1) Teekay Chartering Limited or Teekay Corporation has been convicted of, or has entered into a plea bargain or plea of nolo contendre or settlement admitting guilt for a crime, which conviction, plea or settlement is demonstrably and materially injurious to us and (2) the holders of a majority of the outstanding Class A common stock elect to terminate the Pooling Agreement.

•	Third, if at any time Teekay Chartering Limited or Teekay Corporation experiences certain bankruptcy events.

•	Fourth, if any person or persons, other than Teekay Corporation and its affiliates, control a majority of the voting or economic control of Teekay Chartering Limited and we do not consent to the change of control, which consent shall not be unreasonably withheld.

•	Fifth, if we provide a termination notice in the fourth quarter of 2021, which termination would be effective on December 31, 2022. If the Pooling Agreement extends pursuant to its terms as described above, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

•	Sixth, if the Management Agreement terminates for any reason.

Teekay Chartering Limited’s and Teekay Corporation’s Termination Rights.  Either Teekay Chartering Limited or Teekay Corporation may terminate the Pooling Agreement prior to the end of its term under any of the following three circumstances:

•	First, after the fifth anniversary of this offering with 12 months’ notice.

•	Second, if at any time we materially breach the Pooling Agreement and the matter is unresolved after a 90-day dispute resolution period.

•	Third, if the Management Agreement terminates for any reason.

Additions and Withdrawals of Vessels from the Teekay Pool

Under the Pooling Agreement, each of Teekay Corporation and we will commit to include in the Teekay Pool all of its and our Aframax crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days, unless otherwise agreed by the parties with respect to specific vessels.

Any Aframax-class crude tanker that becomes subject to a time charter with a term of at least 90 days will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the Teekay Pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Pooling Agreement.

Amendments to the Pool Agreement

Teekay Chartering Limited may amend the Pooling Agreement if the effect of the amendment will not materially and adversely affect our rights under the agreement. However, Teekay Chartering Limited may not modify our fees under the Pooling Agreement without our prior written consent.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

After this offering, Teekay Corporation will own, directly or indirectly, 12,500,000 shares of our Class B common stock and 2,500,000 shares of our Class A common stock (1,000,000 if the underwriters exercise their over-allotment option in full), representing a 60% ownership interest in us and 59.2% of the aggregate voting power of our outstanding shares of common stock (54.0% and 53.1%, respectively, if the underwriters exercise their over-allotment option in full).

Distributions and Payments to Teekay Corporation and its Affiliates, Including Our Manager

The following table summarizes distributions and payments to be made by us to Teekay Corporation or its affiliates, including our Manager, in connection with our formation and ongoing operation and termination of the Management Agreement. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Teekay Corporation and its affiliates for the contribution to us of nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, which vessels will collectively comprise our initial fleet. This contribution will occur at or prior to the closing of this offering	• 12,500,000 shares of Class B common stock;

• 2,500,000 shares of Class A common stock (1,000,000 if the underwriters exercise their over-allotment option in full); and

• a non-interest bearing promissory note, the remaining balance of which will be repaid with the net proceeds from this offering, as described in “Use of Proceeds.”

Please read “Summary — The Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering.

Operational Stage

Dividends to Teekay Corporation and its affiliates	Based on their ownership of shares of our common stock, Teekay Corporation and its affiliates will be entitled to receive dividends that our board of directors declare on our common stock.

Payments to our Manager	Our Manager will manage our operations, subject to the oversight of our board of directors and the supervision of our executive officers. Pursuant to the Management Agreement, our Manager will provide to us commercial, technical, administrative and strategic services. We will pay fees for these services as set forth in the Management Agreement. We will not be able to quantify in advance the fees for services provided under the Management Agreement because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are not specified or fixed, and we expect that the aggregate amount of these fees will vary from period to period. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have also agreed to pay a performance fee to our Manager in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds the Incentive Threshold, our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Please read “Our Manager and Management-Related Agreements — Management Agreement” for further information about the Management Agreement.

Termination of Management Agreement	We or our Manager may terminate the Management Agreement under specified circumstances, and in some of those circumstances we will be required to pay a termination fee to our Manager, the amount of which may be substantial. Please read “Our Manager and Management–Related Agreements — Management Agreement” for further information about the Management Agreement.

Payments to the Teekay Pool manager	Prior to or at the closing of this offering, we will enter into the Pooling Agreement with Teekay Corporation and its wholly owned subsidiary Teekay Chartering Limited, pursuant to which Teekay Chartering Limited will operate a pool of tankers that we expect initially will include approximately 30 Aframax-class crude tankers owned or operated by Teekay Corporation that are employed in the spot market, including five of our vessels. Teekay Chartering Limited will provide commercial services to pool participants and otherwise administer the Teekay Pool, in exchange for a fee initially equal to $350 per vessel per day and 1.25% of the gross revenue attributable to the participant’s vessels. Please read “Our Manager and Management-Related Agreements — Pooling Agreement” for further information about the Pooling Agreement.

Agreements Governing the Transactions

We have entered into or will enter into various agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Contribution, Conveyance and Assumption Agreement

Prior to or at the closing of this offering, we will enter into a contribution, conveyance and assumption agreement with Teekay Corporation pursuant to which we will acquire from Teekay Corporation the nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, described above in exchange for the consideration described above. The following discussion describes other provisions of and transactions contemplated by this agreement.

Indemnification

Under the contribution, conveyance and assumption agreement, Teekay Corporation will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the closing date of this offering and relating to the assets and liabilities transferred to us as of the closing of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $10.0 million on the amount of the indemnity provided by Teekay Corporation for these environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Teekay Corporation is liable for claims only to the extent such aggregate amount exceeds that amount.

Teekay Corporation will also indemnify us for liabilities related to:

•	certain defects in title to the transferred assets as of the closing of this offering and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to own and operate such assets, to the extent we notify Teekay Corporation within three years after the closing of this offering; and

•	tax liabilities attributable to the operation of such assets prior to the closing of this offering.

Business Opportunities

Under the contribution, conveyance and assumption agreement, Teekay Corporation and we will agree that Teekay Corporation and its other affiliates may pursue any Business Opportunity (as defined below) of which it, they or we become aware. Business Opportunities may include, among other things, opportunities to charter out, charter in or acquire tankers or to acquire tanker businesses.

Pursuant to the contribution, conveyance and assumption agreement, we will agree that:

(a)	Teekay Corporation and its other affiliates may engage (and will have no duty to refrain from engaging) in the same or similar activities or lines of business as us, and that we will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter (each a Business Opportunity) in which Teekay Corporation or any of its other affiliates engages or seeks to engage merely because we engage in the same or similar activities or lines of business as that related to such Business Opportunity;

(b)	if Teekay Corporation or any of its other affiliates (whether through our Manager, any of Teekay Corporation’s or any of its other affiliate’s officers or directors who are also officers or directors of us, or otherwise) acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and us, then (i) neither Teekay Corporation, our Manager nor any of such officers or directors will have any duty to communicate or offer such Business Opportunity to us and (ii) Teekay Corporation may pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and

(c)	any Business Opportunity of which our Manager or any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of us becomes aware shall be a Business Opportunity of Teekay Corporation.

Termination Rights.  If Teekay Corporation or its other affiliates no longer beneficially own shares representing at least 20% of the total voting power of our outstanding capital stock, and no person who is an officer or director of us is also an officer or director of Teekay Corporation or its other affiliates, then the business opportunity provisions of the contribution, conveyance and assumption agreement will terminate.

Offer by Teekay Corporation to Us of Four Suezmax-Class Oil Tankers

Under the contribution, conveyance and assumption agreement, Teekay Corporation will agree to offer to us, within 18 months following the completion of this offering, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer. The four vessels are all double-hull crude tankers delivered in 2002 and 2003, with capacities ranging from 159,199 dwt to 165,293 dwt. Two of the tankers currently operate under time charters with remaining terms of two to five years; the remaining tankers currently are employed in the spot market.

The fair market value of each vessel will be determined by independent broker valuations, taking into account any charter in effect, and each transaction will need to be approved by the independent conflicts committee of our board of directors. During the 30-day period after the delivery to us by Teekay Corporation of such offer, we may accept the offer, whereupon the parties will negotiate in good faith to reach an agreement on the terms of the transaction other than the purchase price. If the parties do not reach an agreement within the 30-day period following our acceptance of the offer, Teekay Corporation will be entitled to terminate negotiations and retain the applicable vessel or sell or transfer it to any third party at, if sold or transferred within 180 days, a price no lower than that offered to us.

Amendments

The contribution, conveyance and assumption agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our Class A common stock.

Registration Rights

Prior to or at the closing of this offering, we will enter into a registration rights agreement with Teekay Corporation pursuant to which we will grant Teekay Corporation and its affiliates certain registration rights with respect to our Class A and Class B common stock owned by them. Pursuant to the agreement, Teekay Corporation will have the right, subject to certain terms and conditions, to require us, on up to three separate occasions following the first anniversary of this offering, to register under the Securities Act of 1933, as amended (or the Securities Act), shares of our Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by us.

Our Executive Officers and Certain of Our Directors

C. Sean Day, the Chairman of our board of directors, is also the Chairman of our Manager, Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation), and Compass Diversified Trust (another publicly held affiliate of Teekay Corporation).

Bjorn Moller, our Chief Executive Officer and one of our directors, is also the Chief Executive Officer and a director of our Manager and of Teekay Corporation. He is also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Vincent Lok, our Chief Financial Officer, is also the Chief Financial Officer of our Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.

Peter Evensen, our Executive Vice President and one of our directors, is the Executive Vice President and Chief Strategy Officer of Teekay Corporation and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A and Class B common stock that will be outstanding immediately following the closing of this offering and the related transactions and held by beneficial owners of 5.0% or more of the Class A or Class B common stock and by all of our directors and officers as a group. The table does not reflect any shares of Class A common stock that our directors or officers may purchase in the offering, including through the directed share program described in “Underwriting.”

Percentage of
		Percentage of		Percentage of	Total Class A
	Class A	Class A	Class B	Class B	and Class B
	Common	Common	Common	Common	Common
	Stock to be	Stock to be	Stock to be	Stock to be	Stock to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Teekay Corporation (1)(2)	2,500,000	20.0%	12,500,000	100.0%	60.0%
All directors and officers as a group (5 persons) (3)	*	*	—	—	*

*	Less than 1.0%

(1)	If the underwriters exercise their over-allotment option to purchase up to 1,500,000 additional shares of Class A common stock in full, we will redeem from Teekay Corporation 1,500,000 shares of our Class A common stock, which will decrease its percentage of Class A common stock to be beneficially owned to 8.0% and its percentage of total Class A and Class B common stock to be beneficially owned will decrease to 54.0%.

(2)	The voting power represented by shares beneficially owned by Teekay Corporation will be 10.2% for Class A common stock, 49.0% for Class B common stock and 59.2% for total Class A and Class B common stock. If the underwriters exercise their over-allotment option in full, these amounts will be 4.1%, 49.0% and 53.1%, respectively.

(3)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, on the board of directors of which serve our directors, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s President and Chief Executive Officer. Peter Evensen, our Executive Vice President and one of our directors, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer, and Vincent Lok, our Chief Financial Officer, is also the Executive Vice President and Chief Financial Officer of Teekay Corporation. Please read “Certain Relationships and Related-Party Transactions — Our Executive Officers and Certain of Our Directors” for more detail.

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our articles of incorporation and bylaws. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands Act. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Our articles of incorporation provide for two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has five votes per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Other than these voting rights and conversion rights applicable to the Class B common stock as described below, the rights of the two classes of common stock are identical. The rights of these classes of common stock are discussed in greater detail below.

Immediately following the closing of this offering, our authorized capital stock will consist of 400,000,000 shares, of which:

•	200,000,000 shares will be designated as Class A common stock, par value $0.01 per share;

•	100,000,000 shares will be designated as Class B common stock, par value $0.01 per share; and

•	100,000,000 shares will be designated as preferred stock, par value $0.01 per share.

Immediately following the closing of this offering, we will have outstanding 12,500,000 shares of Class A common stock, 12,500,000 shares of Class B common stock and no shares of preferred stock.

Common Stock

Voting Rights

Generally, Marshall Islands law provides that the holders of a class of stock are entitled to a separate class vote on any proposed amendment to our articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Holders of our Class A and Class B common stock will have identical rights, except that holders of our Class A common stock will be entitled to one vote per share and holders of our Class B common stock will be entitled to five votes per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Except as otherwise provided by the Marshall Islands Act, holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors.

Dividends

Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Shares of our Class A common stock are not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. In addition:

•	upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets, such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer; and

•	all shares of our Class B common stock will automatically convert into shares of our Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

All such conversions will be effected on a one-for-one basis.

Once converted into Class A common stock, shares of Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Other Rights

Holders of our common stock do not have redemption or preemptive rights to subscribe for any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue in the future.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors will be elected by a plurality of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our articles of incorporation provide that our board of directors must consist of at least three members. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the voting power of all outstanding shares of our capital stock. However, from and after the date that Teekay Corporation and its subsidiaries (other than us and our subsidiaries) cease to beneficially own shares representing a majority of the total voting power of our outstanding capital stock, stockholders may change the number of directors only by the affirmative vote of not less than 80% of the total voting power of our outstanding capital stock. The board of directors may change the number of directors only by a majority vote of the entire board.

Stockholder Meetings

Under our bylaws, annual general meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. If we fail to hold an annual meeting within 90 days of the designated date, a special meeting in lieu of an annual meeting may be called by stockholders holding not less than one-fifth of the voting power of all outstanding shares entitled to vote at such meeting. Other than such a meeting in lieu of an annual meeting, special meetings of stockholders may be called only by the chairman of our board of directors or our chief executive officer, at the direction of our board of directors as set forth in a resolution stating the purpose or purposes thereof approved by a majority of the entire board of directors, or by Teekay Corporation so long as Teekay Corporation and its affiliates (other than us and our subsidiaries) beneficially own at least a majority of the total voting power of our outstanding capital stock. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the Marshall Islands Act, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for the stockholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the Marshall Islands Act to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the Marshall Islands Act procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Stockholders’ Derivative Actions

Under the Marshall Islands Act, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Director Liability and Indemnification of Directors and Officers

The Marshall Islands Act authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our articles of incorporation also provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and to carry directors’ and officers’

insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Our articles of incorporation also renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and us. This provision effectively limits the fiduciary duties we or our stockholders otherwise may be owed regarding these business opportunities by our directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates. If Teekay Corporation or its affiliates no longer beneficially own shares representing at least 20% of the total voting power of our outstanding capital stock, and no person who is an officer or director of us is also an officer or director of Teekay Corporation or its other affiliates, then this business opportunity provision of our articles of incorporation will terminate.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Dual-Class Structure

As discussed above, our Class B common stock has five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. After this offering, Teekay Corporation will control all of our Class B common stock, representing 49% of the voting power of our outstanding capital stock, in addition to shares of Class A common stock Teekay Corporation will control. Because of our dual-class structure, Teekay Corporation will be able to control all matters submitted to our stockholders for approval even if it and its affiliates come to own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100 million shares of “blank check” preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and might harm the market price of our Class A common stock. We have no current plans to issue any shares of preferred stock.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director at an annual general meeting if that person is not proposed by our board of directors. These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

Our stockholders may not call special meetings for the purpose of electing directors except in lieu of an annual meeting as discussed above or to replace a director being removed by the stockholders. Our articles of incorporation provide that any director or our entire board of directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the total voting power of our outstanding capital stock or by directors constituting at least two-thirds of the entire board of directors. However, from and after the date that Teekay Corporation and its affiliates (other than us and our subsidiaries) cease to beneficially own shares representing a majority of the total voting power of our outstanding capital stock, directors may only be removed for cause and only by the affirmative vote of the holders of not less than 80% of the total voting power of our outstanding capital stock.

Limited Actions by Stockholders

Our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders, provided that if the Marshall Islands Act in the future permits action to be taken by less than unanimous written consent of our stockholders, the holders of voting power sufficient to take such specified action may do so by written consent so long as Teekay Corporation and its affiliates (other than us and our subsidiaries) beneficially own shares representing a majority of the total voting power of our outstanding capital stock. Our bylaws provide that, subject to certain limited exceptions, only (a) our Chairman or Chief Executive Officer, at the direction of the board of directors, or (b) Teekay Corporation, so long as Teekay Corporation and its affiliates (other than us and our subsidiaries) beneficially own at least a majority of the total voting power of our outstanding capital stock, may call special meetings of our stockholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual general meeting.

Transfer Agent

The registrar and transfer agent for our common stock is BNY Mellon Shareowner Services.

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the Marshall Islands Act also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the Marshall Islands Act in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

The following table provides a comparison between statutory provisions of the Marshall Islands Act and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.
Notice:	Notice:
•   Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•   A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.
• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Marshall Islands	Delaware

Stockholder’s Voting Rights

Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote.	Any action required to be taken by a meeting of stockholders may be taken without a meeting if a consent for such action is in writing and is signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
Number of board members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board under the specific provisions of a bylaw.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Marshall Islands	Delaware

Dissenter’s Rights of Appraisal
Stockholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Stockholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.
A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.
Attorneys’ fees may be awarded if the action is successful.
A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of Class A common stock in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of our Class A common stock and could impair our ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have 12,500,000 shares of Class A common stock and 12,500,000 shares of Class B common stock outstanding. Of these shares, the Class A common stock sold in the offering will be freely transferable in the United States without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below, or another SEC rule.

Upon the completion of this offering, Teekay Corporation will own 12,500,000 shares of Class B common stock and 2,500,000 shares of our Class A common stock (1,000,000 if the underwriters exercise their over-allotment option in full). These shares may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Our shares of common stock held by Teekay Corporation or its affiliates will be subject to the underwriters’ lock-up agreement as described below.

Prior to or at the closing of this offering, we will enter into a registration rights agreement with Teekay Corporation, pursuant to which we will grant it and its affiliates, the right, under certain circumstances and subject to certain restrictions, to require us, following the first anniversary of this offering, to register under the Securities Act any Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, owned by Teekay Corporation or its affiliates. Please read ”Certain Relationships and Related-Party Transactions — Registration Rights Agreement.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of (a) 1% of the then-outstanding shares of common stock and (b) the average weekly reported volume of trading in the common stock on The New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that shares were acquired from one of our affiliates, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

In connection with this offering, we, Teekay Corporation, and each of our officers and directors, including nominees for directors, have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, for a period of at least 180 days (18 months in the case of Class A common stock and Class B common stock held by Teekay Corporation or any of its subsidiaries other than us) after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Please read “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective stockholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them as to factual matters only, including descriptions of our operations contained herein.

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular stockholders in light of their individual circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common stock, the tax treatment of a partner or owner thereof will generally depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common stock, you should consult your tax advisor.

No ruling has been or will be requested from the Internal Revenue Service (or the IRS) regarding any matter affecting us or prospective stockholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS.

This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common stock. This summary is written for stockholders that will hold their common stock as a “capital asset” under the Code. Each prospective stockholder is urged to consult its tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of the rules applicable to passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common stock will be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

While there are legal uncertainties involved in this determination, our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on certain representations that we have made to them regarding the composition of our assets, the source of our income, and the nature of our activities and other operations following this offering, including;

•	the income derived from our participation in the Teekay Pool and from our other time and voyage charters will be greater than 25.0% of our total gross income at all relevant times; and

•	the gross value of our vessels participating in the Teekay Pool and servicing our other time and voyage charters will exceed the gross value of all other assets we own at all relevant times.

In addition to these representations, the opinion of Perkins Coie LLP that we should not be a PFIC is based principally on the position that at least a majority, if not all, of the gross income we derive from our time and voyage charters (as a participant in the Teekay Pool or otherwise) should constitute services income (which generally is not passive income), rather than rental income (which generally is passive income). Correspondingly, the assets that we own and operate in connection with the production of such income, in particular the vessels participating in the Teekay Pool or otherwise operating under time or voyage charters, should not constitute passive assets for purposes of determining whether we are a PFIC. Regarding this position, the opinion of Perkins Coie LLP assumes that our vessels will continue to operate under time and voyage charter agreements that are substantially similar to those we provided to them for their review. Legal authority concerning the characterization of income derived from time charters, voyage charters and similar contracts for other tax purposes supports this position. Because there is no legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position and the opinion we have received from Perkins Coie LLP. Accordingly, the degree of counsel’s certainty as to this matter can best be described as significantly more likely than not, but less than absolute. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future.

If we were classified as a PFIC, for any year during which a U.S. Holder owns common stock, such U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a stockholder in a taxable year that is greater than 125.0% of the average annual distributions received by the stockholder in the three preceding taxable years or, if shorter, the stockholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the stockholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the stockholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections that would alter the tax consequences to a U.S. Holder, such as a qualified electing fund election or mark to market election, may be available to a U.S. Holder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide stockholders with information concerning the potential availability of such elections.

As described above, current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible Controlled Foreign Corporation Classification

If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (each, a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). United States Stockholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we will not be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Common Stock

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

NON-U.S. TAX CONSEQUENCES

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of Class A common stock, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the Class A common stock.

It is the responsibility of each stockholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each prospective purchase of Class A common stock is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of such holder.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunning managers of the offering, and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Name	Number of Shares

Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Dahlman Rose & Company, LLC
Scotia Capital (USA) Inc.
Johnson Rice & Company L.L.C.

Total	10,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to sell some of the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, each of our officers and directors and each of the officers and directors of Teekay Corporation have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. Teekay Corporation has agreed to a similar lock-up period for the shares of Class A common stock and Class B common stock held by it or its subsidiaries other than us that will extend for 18 months from the date of this prospectus. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. The representatives have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release common stock may include the length of time before the lock-up expires, the number of shares of common stock involved, the reason for the requested release, market conditions, the trading price of our Class A common stock, historical trading volume of our Class A common stock and whether the person seeking the release is an officer, director or affiliate of us.

The 180-day or 18-month, as applicable, restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

At our request, the underwriters have reserved up to 10% of the shares of Class A common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (or Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (or the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospective Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives and upon the recommendation of the qualified independent underwriter. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospectus, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares of Class A common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

Our Class A common stock has been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “TNK.” The underwriters have undertaken to sell shares of our Class A common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet The New York Stock Exchange distribution requirements for trading.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Paid by Teekay
Tankers Ltd.
	No Exercise		Full Exercise

Per Share	$		$
Total	$		$
Percentage of Total Public Offering Price		%		%

In connection with this offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $          . The underwriters have agreed to reimburse us for $           of our offering expenses.

Certain of the underwriters and their affiliates from time to time have performed investment banking, commercial banking and advisory services for our affiliates Teekay Corporation, Teekay LNG Partners L.P. and Teekay Offshore Partners L.P., for which they have received customary fees and expenses. The underwriters and their affiliates may from time to time perform investment banking and advisory services for us and our affiliates, including Teekay Corporation, and in the ordinary course of business for which they may in the future receive customary fees and expenses.

Affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated will be lenders under our $229 million senior secured revolving credit facility. In addition, affiliates of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are lenders under a $616 million senior secured revolving credit facility with Teekay Corporation. These affiliates of our underwriters may receive an amount from Teekay Corporation that is more than 10% of the net proceeds of this offering, if Teekay Corporation uses amounts received from us to repay borrowings under that facility. Therefore, such affiliates may be deemed to have a “conflict of interest” with us under Rule 2720 of the Conduct Rules of the FINRA. When a FINRA member with a conflict of interest participates as an underwriter in a public offering, Rule 2720(c)(3) requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. In accordance with this rule, Wachovia Capital Markets, LLC has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Wachovia Capital Markets, LLC has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Wachovia Capital Markets, LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Wachovia Capital Markets, LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Republic of The Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our controlled affiliates are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, who may rely on the opinions of Watson, Farley & Williams (New York) LLP, for all matters of Marshall Islands law. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The following financial statements, which are included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing:

•	the combined carve-out balance sheets of Teekay Tankers Predecessor as at December 31, 2005 and 2006 and the related combined carve-out statements of income, cash flows and changes in owner’s equity for the years ended December 31, 2005 and 2006; and

•	the balance sheet for Teekay Tankers Ltd. as at October 17, 2007.

With respect to the unaudited interim combined financial information for the six-month periods ended June 30, 2007 and June 30, 2006 included in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated October 17, 2007, appearing elsewhere herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim combined carve-out financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, payable in connection with this offering. All amounts are estimated except the SEC registration fee, the FINRA filing fee and The New York Stock Exchange listing fee.

SEC registration fee	$6,885
FINRA filing fee	27,525
The New York Stock Exchange listing fee	150,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	200,000
Printing costs	350,000
Transfer agent fees and miscellaneous expenses	5,000
Miscellaneous	260,590

Total	$2,000,000

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the Class A common stock offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the Class A common stock offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov, free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of the offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 (or the Exchange Act), and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.teekaytankers.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers and directors are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our stockholders annual reports containing our audited consolidated financial statements prepared in accordance with GAAP and make available to our stockholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. We will also file with the SEC and make available to our stockholders proxy statements and related materials for our annual general meetings.

INDUSTRY AND MARKET DATA

Clarkson Research Services Limited (or CRS) and Fearnresearch (or Fearnleys), the research division of Astrup Fearnley AS, have each provided us with industry statistical and graphical information contained in the sections of this prospectus entitled “Summary — Recent Developments” and “Industry” relating to the oil tanker industry. We believe that, and act as if, the information provided by CRS or Fearnleys is accurate in all material respects. Each of CRS and Fearnleys has advised us that this information is drawn from its database and other sources and that: (a) some information in their respective databases is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in their respective databases; and (c) while they each have taken reasonable care in the compilation of their respective statistical and graphical information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

GLOSSARY OF TERMS

Aframax tanker:	An oil tanker generally between 80,000 and 120,000 dwt in size. Certain external statistical compilations define an “Aframax tanker” slightly differently, some as high as 125,000 dwt and others as low at 70,000 dwt. External data used in this prospectus has been adjusted so that the definition is consistent throughout.

Backhaul:	When a vessel loads cargo near the vessel’s prior discharge port and transports the cargo near the next load port.

Bunker fuel:	Any hydrocarbon mineral oil used or intended to be used for the operation or propulsion of a ship.

Cash Available for Distribution:	Net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items.

CERCLA:	Comprehensive Environmental Response, Compensation and Liability Act.

Charter:	The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) a specific voyage or set of voyages.

Charterer:	The party that charters a vessel.

CLC:	International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

COFR:	Certificates of financial responsibility sufficient to meet potential liabilities under OPA 90 and CERCLA, which owners and operators of vessels, including oil tankers, must establish and maintain with the United States Coast Guard.

Commercial management:	Management of the employment of a vessel, including marketing the vessel for hire under time charters or under voyage charters in the spot market.

Cumulative Dividend Account:	An internal account that will reflect, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than $2.65 per share of our common stock (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year).

Current Period Surplus / (Deficit):	The amount by which the Gross Cash Available for Distribution for a given fiscal year is greater than or less than an aggregate incentive baseline calculated by multiplying $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events) by the weighted-average number of shares outstanding.

Double hull:	Hull construction technique by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Dwt:	Deadweight, a measure of oil tanker carrying capacity, usually in tonnes, based upon weight of cargo and other items necessary to submerge the vessel to its maximum permitted draft.

EBITDA:	Earnings before interest, taxes, depreciation and amortization.

Freight forward agreement:	A derivative instrument that provides for the sale of a contracted charter rate along a specified route and period of time. The instrument settles in cash based on the difference between the contracted charter rate and the average rate of an identified index.

GAAP:	Accounting principles generally accepted in the United States.

General and administrative expenses:	Employment costs of shore staff and cost of facilities, as well as legal, audit and other administrative costs.

Gross Cash Available for Distribution:	Cash Available for Distribution before giving effect to any deductions for performance fees payable to our Manager and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced Cash Available for Distribution.

Hire rate:	The agreed sum or rate to be paid by the customer for the use of the vessel.

IMO:	International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Incentive Threshold:	For a given fiscal year, $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year).

ISM Code:	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS:	International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

Medium-term charter:	A charter for a term greater than two years and less than five years.

Newbuilding:	A new vessel under construction.

Off-hire:	The time during which a vessel is not available for service.

OPA 90:	The United States Oil Pollution Act of 1990, as amended.

Pooling arrangement:	Arrangements that enable participating vessels to combine their revenues. Pools are administered by a pool manager that secures employment for the participating vessels.

Product tanker:	A vessel designed to carry a variety of liquid products varying from crude oil to clean or refined petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Scrapping:	The process by which a vessel is stripped of equipment and broken up, generally for reprocessing of its steel.

Short-term charter:	A charter for a term less than two years.

SOLAS:	International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Spot market:	The market for chartering a vessel for single voyages.

Suezmax tanker:	A vessel with capacity ranging from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

Technical management:	Management of a vessel’s operation, including physically maintaining the vessel, maintaining certifications and supplying stores, spares and lubricating oils. Responsibilities also generally include selecting, engaging and training crew and arranging insurance coverage.

Time charter:	A charter in which the customer pays for the use of a vessel’s cargo capacity for a specified period of time. The shipowner provides the vessel with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the customer. The customer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

Voyage charter:	A charter in which the customer pays for the use of a vessel’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the shipowner pays all the operating costs of the vessel (including bunker fuel, canal and port charges, pilotage, towage and vessel’s agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

INDEX TO FINANCIAL STATEMENTS

Financial Statements

UNAUDITED PRO FORMA

COMBINED

FINANCIAL STATEMENTS

OF

TEEKAY TANKERS LTD.

INTRODUCTION TO UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

Teekay Tankers Ltd. (or the Company) is a Marshall Islands corporation recently formed to acquire an initial fleet of nine double-hull Aframax-class oil tankers from Teekay Corporation. The Company’s business is to own oil tankers, and it will employ a chartering strategy intended to maximize cash flow from its vessels through a managed mix of short- or medium-term time-charter contracts and trading in the spot market.

At or prior to the closing of the initial public offering of shares of the Company’s Class A common stock, Teekay Corporation will contribute to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock (which entitles the holders to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum), 2,500,000 shares of the Company’s Class A common stock (which entitles the holders to one vote per share) and a non-interest bearing promissory note. Prior to these contributions to the Company, Teekay Corporation will transfer seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation which will not be contributed to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The accompanying unaudited pro forma combined financial statements give effect to these contributions, the initial public offering and related transactions. These contributions will represent a reorganization of entities under common control and will be recorded at Teekay Tankers Predecessor’s cost.

The unaudited pro forma combined balance sheet as at June 30, 2007 assumes the initial public offering and related transactions occurred on June 30, 2007. The unaudited pro forma combined statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume the initial public offering and related transactions occurred on January 1, 2006. Please read Note 1, Basis of Presentation, in the accompanying notes to the unaudited pro forma combined financial statements for further explanation.

The unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with accounting principles generally accepted in the United States, consistent with those used in, and should be read together with, Teekay Tankers Predecessor’s historical combined carve-out financial statements and related notes, which are included elsewhere in this prospectus.

The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the initial public offering and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined financial statements give appropriate effect to the assumptions and are applied in conformity with accounting principles generally accepted in the United States.

The unaudited pro forma combined financial statements do not purport to present the Company’s results of operations had the initial public offering and related transactions to be effected in connection with the offering actually been completed at the dates indicated. In addition, they do not project the Company’s results of operations for any future period.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year Ended December 31, 2006
	Teekay	Offering and
	Tankers	Related		Teekay
	Predecessor	Transactions		Tankers Ltd.
	Historical	Adjustments		Pro Forma
	(in thousands of U.S. dollars, except number of shares and per share data)

VOYAGE REVENUES	$153,093	$1,485	(3a)	$154,578

OPERATING EXPENSES
Voyage expenses	46,408			46,408
Vessel operating expenses	21,777			21,777
Depreciation and amortization	15,614			15,614
General and administrative expenses	12,142	(5,893	)(3b)	7,749
		1,500	(3c)

Total operating expenses	95,941	(4,393)		91,548

Income from vessel operations	57,152	5,878		63,030

OTHER ITEMS
Interest expense	(15,737)	11,693	(3d)	(8,715)
		(6,834	)(3e)
		(107	)(3e)
		2,270	(3g)
Income taxes	(1,251)	—		(1,251)
Other — net	(11)	—		(11)

Total other items	(16,999)	7,022		(9,977)

Net income	$40,153	$12,900		$53,053

Net income per share:
— Class A common stock (basic and diluted) (note 5)				$2.12
— Class B common stock (basic and diluted) (note 5)				2.12
Weighted-average number of shares outstanding (in thousands):
— Class A common stock (basic and diluted) (note 5)				12,500
— Class B common stock (basic and diluted) (note 5)				12,500
— Total shares (basic and diluted) (note 5)				25,000

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Six Months Ended June 30, 2007
	Teekay	Offering and
	Tankers	Related		Teekay
	Predecessor	Transactions		Tankers Ltd.
	Historical	Adjustments		Pro Forma
	(in thousands of U.S. dollars, except number of shares and per share data)

VOYAGE REVENUES	$77,263	$(3,037	)(3a)	$74,226

OPERATING EXPENSES
Voyage expenses	21,611			21,611
Vessel operating expenses	10,115			10,115
Depreciation and amortization	7,809			7,809
General and administrative expenses	6,515	(3,442	)(3b)	3,823
		750	(3c)

Total operating expenses	46,050	(2,692)		43,358

Income from vessel operations	31,213	(345)		30,868

OTHER ITEMS
Interest expense	(3,316)	1,223	(3d)	(4,352)
		(3,452	)(3e)
		(54	)(3e)
		1,247	(3g)
Other — net	(1)	—		(1)

Total other items	(3,317)	(1,036)		(4,353)

Net income	$27,896	$(1,381)		$26,515

Net income per share:
— Class A common stock (basic and diluted) (note 5)				$1.06
— Class B common stock (basic and diluted) (note 5)				1.06
Weighted-average number of shares outstanding (in thousands):
— Class A common stock (basic and diluted) (note 5)				12,500
— Class B common stock (basic and diluted) (note 5)				12,500
— Total shares (basic and diluted) (note 5)				25,000

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	As at June 30, 2007
	Teekay	Offering and
	Tankers	Related		Teekay
	Predecessor	Transactions		Tankers Ltd.
	Historical	Adjustments		Pro Forma
	(in thousands of U.S. dollars)
ASSETS
Current
Cash and cash equivalents	—	$113,100	3(e)	$35,000
		(78,100	) 3(f)
		185,000	3(i)
		(13,563	) 3(j)
		(171,437	) 3(k)
Accounts receivable	$7,432			$7,432
Prepaid expenses	4,699			4,699
Other current assets	250			250

Total current assets	12,381	35,000		47,381

Vessels and equipment
At cost less accumulated depreciation	274,888			274,888
Other assets	2,001	(1,216	) 3(d)	1,854
		1,069	3(e)

Total assets	$289,270	$34,853		$324,123

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$2,253			$2,253
Accrued liabilities	4,536			4,536
Current portion of long-term debt	3,600			3,600
Advances from affiliates	41,661	$(78,100	) 3(f)
		(41,661	) 3(g)
		249,537	3(h)
		(171,437	) 3(k)	—

Total current liabilities	$52,050	$41,661)		$10,389

Long-term debt	50,082	(16,782	) 3(d)	146,400
		113,100	3(e)

Total liabilities	102,132	54,657		156,789

Commitments and contingencies (note 4)
Stockholders’ equity	187,138	16,782	3(d)
		(1,216	) 3(d)
		1,069	3(e)
		41,661	3(g)
		(249,537	) 3(h)
		185,000	3(i)
		(13,563	) 3(j)
Class A common stock				171,437
Class B common stock				1
Deficit				(4,104)

	187,138	(19,804)		167,334

Total liabilities and stockholders’ equity	$289,270	$34,853		$324,123

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma combined statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 assume the following transactions occurred on January 1, 2006, and the unaudited pro forma combined balance sheet as at June 30, 2007 assumes that the following transactions occurred on June 30, 2007:

•	The contribution to the Company of nine wholly owned subsidiaries of Teekay Corporation, each of which owns one Aframax-class oil tanker, in exchange for:

¡	the issuance to Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation, of 12,500,000 shares of the Company’s Class B common stock (which entitles the holders to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum) and 2,500,000 shares of the Company’s Class A common stock (which entitles the holders to one vote per share); and

¡	the issuance by the Company to Teekay Holdings Ltd. of a non-interest bearing promissory note (or the Note), the original principal amount of which will vary depending upon the Company’s outstanding indebtedness and which as of June 30, 2007 would have been $249.5 million.

Teekay Tankers Predecessor’s historical audited combined financial statements for the year ended December 31, 2006 and Teekay Tankers Predecessor’s historical unaudited combined financial statements as at and for the six months ended June 30, 2007 contain the operations of all of these assets.

•	The repayment of the Predecessor’s revolving credit facility by Teekay Corporation and the incurrence of additional debt by the Company from a new $229 million revolving credit facility, in an amount that increases the total debt of the Company to $150.0 million (or the New Revolver Proceeds). As at January 1, 2006 and June 30, 2007, this amount would have been $107.7 million and $113.1 million, respectively.

•	Teekay Corporation’s contribution to the Company of an interest rate swap with a notional principal amount of $100.0 million, a fixed interest rate of 6.2% (including the margin the Company pays on its variable-rate debt) and a term of ten years commencing October 1, 2007.

•	The partial repayment of the Note in an amount equal to the New Revolver Proceeds less $35.0 million. As at June 30, 2007, this amount would have been $78.1 million.

•	The conversion by the Company of all of its advances from affiliates, excluding the Note, to equity.

•	The issuance by the Company of 10,000,000 shares of its Class A common stock to the public at an assumed initial public offering price of $18.50 per share, resulting in aggregate gross proceeds to the Company of $185.0 million.

•	The payment by the Company of estimated underwriting discounts and commissions of $11.6 million and estimated offering expenses of $2.0 million.

•	The repayment of the remaining balance of the Note with approximately $171.4 million of the net proceeds from the offering.

•	The Company entering into a long-term management agreement pursuant to which Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation, and its affiliates will provide to the Company commercial, technical, administrative and strategic services.

•	The Company entering into a revenue sharing pool agreement with Teekay Corporation and its wholly owned subsidiary Teekay Chartering Limited, pursuant to which Teekay Chartering will operate a pool

TEEKAY TANKERS LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

of tankers initially comprised of all of Teekay Corporation’s and the Company’s Aframax-class crude tankers that trade in the spot market.

The effect on the unaudited pro forma combined financial statements of certain of the previously mentioned transactions is more fully described in Note 3.

The unaudited pro forma combined financial statements are not necessarily indicative of what the results of operations and financial position would have been, nor do they purport to project the Company’s results of operations for any future periods. The unaudited pro forma combined financial statements should be read in conjunction with the historical combined carve-out financial statements of the Predecessor included elsewhere in this prospectus.

In the opinion of management, these unaudited pro forma combined financial statements contain all adjustments necessary for fair presentation.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by the Predecessor as set forth in its historical combined carve-out financial statements contained elsewhere in this prospectus.

3.	Pro Forma Adjustments and Assumptions

The unaudited pro forma combined consolidated financial statements give pro forma effect to the following:

(a) The Company entering into a revenue sharing pool agreement with Teekay Corporation and Teekay Chartering Limited. Had this agreement been entered into on January 1, 2006, the Predecessor’s voyage revenues would have increased by $1.5 million for the year ended December 31, 2006 and decreased by $3.0 million for the six months ended June 30, 2007. Under this arrangement, voyage revenues of Teekay Corporation’s Aframax-class oil tankers that traded in the spot market (including the Predecessor’s vessels) during the year ended December 31, 2006 and the six months ended June 30, 2007 were allocated to each vessel based on the pro-rated number of days each vessel would have been in the revenue pool. The pro forma increase or decrease to voyage revenues as a result of the revenue sharing pool agreement consists of the difference between the voyage revenues allocated to the Predecessor’s vessels trading in the spot market and the historical voyage revenues of these vessels.

(b) The Company entering into a long-term management agreement (or the Management Agreement) pursuant to which Teekay Tankers Management Services Ltd. (or the Manager), a wholly owned subsidiary of Teekay Corporation, and its affiliates will provide to the Company commercial, technical, administrative and strategic services. The Company will pay a market-based fee to the Manager for such services. Had this agreement been entered into on January 1, 2006, the Predecessor’s general and administrative expenses would have decreased by $5.9 million and $3.4 million, respectively, for the year ended December 31, 2006 and the six months ended June 30, 2007. The pro forma decrease was determined by calculating commercial and technical services fees using terms that are consistent with those used by Teekay Corporation to charge third parties for providing such services and by calculating administrative and strategic services fees that would provide reimbursement of expenses and a reasonable profit margin. The total of these amounts was compared against the historical general and administrative expenses allocated to the Predecessor to determine the pro forma adjustment.

(c) The incurrence by the Company of estimated incremental general and administrative expenses as a public company of $1.5 million annually, or $0.8 million semi-annually, including costs associated with annual reports to stockholders, corporate tax compliance, investor relations, registrar and transfer agent’s

TEEKAY TANKERS LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

fees, director and officer liability insurance costs and directors’ compensation and travel expenses, including expenses associated with the 2007 Long-Term Incentive Plan. The Company has estimated this amount based on the experience of its publicly traded affiliates.

(d) The repayment of the Teekay Tankers Predecessor’s revolving credit facility by Teekay Corporation. As at January 1, 2006 and June 30, 2007, this amount would have been $182.9 million and $16.8 million, respectively. Had this repayment occurred on January 1, 2006, Teekay Tankers Predecessor’s interest expense would have decreased by $11.7 million and $1.2 million, respectively, for the year ended December 31, 2006 and the six months ended June 30, 2007. In addition, Teekay Tankers Predecessor would have written off unamortized capitalized loan costs of $1.2 million as at June 30, 2007.

(e) The incurrence of additional debt by the Company under a new revolving credit facility, to increase the Company’s total debt to $150.0 million. As at January 1, 2006 and June 30, 2007, this amount would have been $107.7 million and $113.1 million, respectively. Had there been no prepayments of this additional debt during the period from January 1, 2006 to June 30, 2007, Teekay Tankers Predecessor’s interest expense would have increased by $6.8 million and $3.4 million, respectively, for the year ended December 31, 2006 and the six months ended June 30, 2007. These amounts reflect Teekay Corporation’s contribution to the Company of a ten-year interest rate swap with a notional principal amount of $100.0 million and a fixed interest rate of 6.2% (including the margin the Company will pay under its new revolving credit facility). In connection with this additional debt under the new revolving credit facility, Teekay Tankers Predecessor would have incurred $1.1 million of loan arrangement fees. Had these loan arrangement fees been incurred on January 1, 2006, the Predecessor would have incurred $0.1 million and $54,000 of additional interest expense resulting from the amortization of these loan costs over the 10-year term of the revolving credit facility for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

(f) A partial repayment of the Note in an amount equal to the New Revolver Proceeds less $35.0 million. As at June 30, 2007, this amount would have been $78.1 million.

(g) The conversion of Teekay Tankers Predecessor’s advances from affiliates to equity. As at January 1, 2006 and June 30, 2007, this amount would have been $43.7 million and $41.7 million, respectively. Had this conversion occurred on January 1, 2006, Teekay Tankers Predecessor’s interest expense would have decreased by $2.3 million and $1.2 million, respectively, for the year ended December 31, 2006 and the six months ended June 30, 2007.

(h) The contribution of nine wholly owned subsidiaries of Teekay Corporation, each of which owns one Aframax-class oil tanker, in exchange for:

a. The issuance to Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation, of 12,500,000 shares of the Company’s Class B common stock and 2,500,000 shares of the Company’s Class A common stock; and

b. The issuance by the Company of the Note to Teekay Holdings Ltd., the original principal amount of which will vary depending upon the Company’s outstanding indebtedness and which as of June 30, 2007 would have been $249.5 million.

(i) The issuance by the Company of 10,000,000 shares of Class A common stock to the public at an assumed initial public offering price of $18.50 per share, resulting in aggregate gross proceeds to the Company of $185.0 million.

(j) The payment by the Company of estimated underwriting discounts and commissions of $11.6 million and estimated offering expenses of $2.0 million.

TEEKAY TANKERS LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

(k) The repayment of the remaining balance of the Note with the net proceeds from the initial public offering.

4.	Commitments and Contingencies

Commitments and contingencies of Teekay Tankers Predecessor are set out in the unaudited combined carve-out financial statements for the six months ended June 30, 2007 contained elsewhere in this prospectus.

5.	Net Income Per Share

	Class A	Class B
	Common	Common
	Stock	Stock	Total
	(in thousands of U.S. dollars,
	except number of shares and per share data)

Year Ended December 31, 2006
Pro forma Net Income	$26,527	$26,526	$53,053
Pro forma Weighted-Average Number of Shares Outstanding	12,500,000	12,500,000	25,000,000

Pro forma Net Income Per Share	$2.12	$2.12	$2.12

Six Months Ended June 30, 2007
Pro forma Net Income	$13,258	$13,257	$26,515
Pro forma Weighted-Average Number of Shares Outstanding	12,500,000	12,500,000	25,000,000

Pro forma Net Income Per Share	$1.06	$1.06	$1.06

The pro forma weighted-average number of shares outstanding is based upon the pro forma issuance of Class A common stock and Class B common stock by the Company on January 1, 2006. See Note 1.

AUDITED COMBINED

CARVE-OUT FINANCIAL STATEMENTS

OF

TEEKAY TANKERS PREDECESSOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TEEKAY TANKERS PREDECESSOR

We have audited the accompanying combined carve-out balance sheets of Teekay Tankers Predecessor as of December 31, 2006 and 2005, as described in Note 1, and the related combined carve-out statements of income, changes in owner’s equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of Teekay Tankers Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Teekay Tankers Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Teekay Tankers Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of Teekay Tankers Predecessor at December 31, 2006 and 2005, and the combined carve-out results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,	/s/ Ernst & Young LLP
September 10, 2007	Chartered Accountants

TEEKAY TANKERS PREDECESSOR (Note 1)

AUDITED COMBINED CARVE-OUT STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2006
	(in thousands of U.S. dollars, except number of shares and per share data)

VOYAGE REVENUES ($12.3 million and $15.8 million for 2005 and 2006, respectively, from related parties) (note 8d)	$125,372	$153,093

OPERATING EXPENSES
Voyage expenses	31,799	46,408
Vessel operating expenses	18,722	21,777
Depreciation and amortization	13,137	15,614
General and administrative expenses ($9.0 million and $12.1 million for 2005 and 2006, respectively, from related parties) (notes 8a and 8b)	8,975	12,142

Total operating expenses	72,633	95,941

Income from vessel operations	52,739	57,152

OTHER ITEMS
Interest expense ($1.3 million and $2.3 million for 2005 and 2006, respectively, from related parties) (note 8c)	(6,919)	(15,737)
Income taxes	(1,934)	(1,251)
Other income — net	5	(11)

Total other items	(8,848)	(16,999)

Net income	$43,891	$40,153

Pro forma net income per share(1)		$2.77
Pro forma weighted-average shares outstanding(1)		14,503,034

(1)	Pro forma earnings per share give effect to the issuance of 14,503,034 shares of the Company’s Class A common stock, which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund the Company’s payment of a $249.5 million note payable to Teekay Holdings Ltd. that represents partial consideration for the contribution to the Company of nine wholly owned subsidiaries of Teekay Corporation, each of which owns one Aframax-class oil tanker. The number of shares assumes an initial offering price of $18.50 per share and underwriting discount and offering costs of $18.8 million.

The accompanying notes are an integral part of the audited combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR (Note 1)

AUDITED COMBINED CARVE-OUT BALANCE SHEETS

	As at	As at
	December 31,	December 31,
	2005	2006
	(in thousands of U.S. dollars)

ASSETS
Current
Accounts receivable, net of allowance for doubtful accounts of $84 (December 31, 2005 — $23)	$15,822	$10,643
Prepaid expenses	2,652	3,445
Other current assets	235	116

Total current assets	18,709	14,204

Vessels and equipment (notes 1 and 5)
At cost, less accumulated depreciation of $64,038 (December 31, 2005 — $48,424)	296,899	282,451
Other assets	1,806	1,970

Total assets	$317,414	$298,625

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	$1,428	$2,322
Accrued liabilities (note 3)	4,618	5,532
Current portion of long-term debt (note 5)	3,600	3,600
Advances from affiliates (note 4)	43,675	42,496

Total current liabilities	53,321	53,950

Long-term debt (note 5)	221,647	35,100

Total liabilities	274,968	89,050

Commitments and contingencies (notes 5 and 6)
Owner’s equity
Owner’s equity	42,446	209,575

Total owner’s equity	42,446	209,575

Total liabilities and owner’s equity	$317,414	$298,625

The accompanying notes are an integral part of the audited combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR (Note 1)

AUDITED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2006
	(in thousands of U.S. dollars)

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	$43,891	$40,153
Non-cash items:
Depreciation and amortization	13,137	15,614
Other — net	104	234
Change in non-cash working capital items related to operating activities (note 9)	(11,485)	6,313
Expenditures for drydocking	(3,819)	(144)

Net operating cash flow	41,828	62,170

FINANCING ACTIVITIES
Proceeds from long-term debt	368,459	154,004
Capitalized loan costs	(1,001)	(398)
Scheduled repayments of long-term debt	(900)	(3,600)
Prepayments of long-term debt	(142,312)	(336,951)
Net advances from (to) affiliates	32,910	(1,179)
Contribution/(return) of capital	(217,656)	126,976

Net financing cash flow	39,500	(61,148)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(81,328)	(1,022)

Net investing cash flow	(81,328)	(1,022)

Increase (decrease) in cash and cash equivalents	—	—

Cash and cash equivalents, beginning of the year	—	—

Cash and cash equivalents, end of the year	$—	$—

The accompanying notes are an integral part of the audited combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR (Note 1)

AUDITED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY

Owner’s
Equity
(in thousands
of U.S.
dollars)

Balance as at December 31, 2004	$216,211

Net income	43,891
Return of capital	(217,656)

Balance as at December 31, 2005	$42,446

Net income	40,153
Contribution of capital	126,976

Balance as at December 31, 2006	$209,575

The accompanying notes are an integral part of the audited combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR

NOTES TO THE AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of presentation

During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers.

At or prior to the closing of the Company’s initial public offering, a subsidiary of Teekay Corporation will transfer to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock (which entitles the holders to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum), 2,500,000 shares of the Company’s Class A common stock (which entitles the holders to one vote per share) and a non-interest bearing promissory note. Prior to these contributions to the Company, Teekay Corporation will transfer seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation which will not be contributed to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. These transfers will represent a reorganization of entities under common control and will be recorded at historical cost. The combined carve-out financial statements for the years ended and as at December 31, 2006 and 2005 reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor.

Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor’s vessels are co-mingled with other funds in accounts that are owned by companies other than Teekay Tankers Ltd. or the two wholly owned subsidiaries historically included in the Predecessor to be transferred to the Company. Consequently, any cash transactions made on behalf of the two wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates. Any cash transactions attributable to vessels that were not made on behalf of the two wholly owned subsidiaries are reflected as increases or decreases in owner’s equity.

The Predecessor’s two wholly owned subsidiaries have been capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of the vessels. For each of the periods presented, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and external loans that are directly attributable to the other seven vessels.

In the preparation of these combined carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. General and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor, for each of the periods presented, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker segment and fixed-rate tanker segment. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor. See Note 8b.

Prior to August 2006, one of the Predecessor’s vessels conducted business through a Canadian subsidiary of Teekay Corporation, which will not be transferred to the Company. Income taxes of $1.9 million and $1.3 million, respectively, for the years ended December 31, 2005 and 2006 have been allocated to the

TEEKAY TANKERS PREDECESSOR

NOTES TO THE AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Predecessor based on the proportionate share of income taxes incurred by the Canadian subsidiary relating to the operation of this vessel.

The combined carve-out financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon combination. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and such estimates may not be reflective of actual results after the closing of the Company’s initial public offering.

Reporting currency

The combined carve-out financial statements are stated in U.S. Dollars because the Predecessor operates in international shipping markets, the Predecessor’s primary economic environment, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined carve-out statements of income.

Operating revenues and expenses

The Predecessor’s vessels operate under voyage (or spot) charters or time charters. The Predecessor recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Predecessor does not recognize revenue during days that the vessel is off-hire. All revenues from voyage charters are recognized on a percentage of completion method. The Predecessor uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Predecessor does not begin recognizing revenue until a charter has been agreed to by the customer and the Predecessor, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The combined carve-out balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods. As at December 31, 2005, the deferred portion of revenues, which are included in accrued liabilities, was $0.5 million. There was no deferred revenue at December 31, 2006. As at December 31, 2006 and 2005, the deferred portion of expenses, which are included in prepaid expenses, was $2.8 million and $2.0 million, respectively.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Predecessor, as shipowner, pays voyage expenses under voyage charters; its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Predecessor pays voyage expenses and vessel operating expenses under both voyage and time charters. Voyage expenses and vessel operating expenses are recognized when incurred.

Supplemental cash flow information

Cash interest paid during the years ended December 31, 2006 and 2005 totaled $15.6 million and $7.1 million, respectively.

TEEKAY TANKERS PREDECESSOR

NOTES TO THE AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Predecessor to the standards required to properly service the Predecessor’s customers are capitalized. No such costs were capitalized in any of the periods presented.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Predecessor from operating the vessel for 25 years. Depreciation of vessels and equipment for the years ended December 31, 2006 and 2005 totaled $13.7 million and $11.5 million, respectively.

Generally, the Predecessor drydocks each vessel every two and one-half to five years. The Predecessor capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Predecessor immediately expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2006 and 2005 totaled $1.9 million and $1.6 million, respectively.

The Predecessor reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Loan costs

Loan costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

Comprehensive income

The Predecessor follows Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

2.	Business Operations

The Predecessor is engaged in the international marine transportation of crude oil through the operation of its oil tankers. The Predecessor’s revenues are earned in international markets.

TEEKAY TANKERS PREDECESSOR

NOTES TO THE AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table presents voyage revenues and percentage of combined voyage revenues for customers that accounted for more than 10.0% of the Predecessor’s combined voyage revenues during the periods presented.

	Year Ended December 31,
	2005	2006

Shell Trading and Shipping Co.	$18.3 million, or 14.6%	(1)
Standard Tankers Bahamas Ltd.	$13.8 million, or 11.0%	(1)
Astra Oil Company Ltd.	(1)	$16.7 million, or 10.9%
Skaugen PetroTrans Inc.	(1)	$15.8 million, or 10.3%

(1)	Less than 10% of the Predecessor’s combined voyage revenues

3.	Accrued Liabilities

	Year Ended December 31,
	2005	2006
	(in thousands of U.S. dollars)

Voyage and vessel	$2,895	$4,153
Interest	426	284
Payroll and benefits	1,297	1,095

	$4,618	$5,532

4.	Advances from Affiliates

The Predecessor’s advances from affiliates are non-interest bearing, have no fixed terms of repayment and are unsecured.

	Year Ended December 31,
	2005	2006
	(in thousands of U.S. dollars)

Balance at beginning of year	$10,764	$43,675

Advances for vessel and equipment capital expenditures	79,669	271
Long-term debt advances net of repayments	(42,300)	3,600
Cash flow from operations of two wholly owned subsidiaries	(4,458)	(5,050)

Balance at end of year	$43,675	$42,496

The Predecessor’s two wholly owned subsidiaries have been capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these loans were used to finance the acquisition of the vessels. In order to fully reflect all costs of doing business, interest expense of $1.3 million and $2.3 million, respectively, for the years ended December 31, 2005 and 2006, has been allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans.

TEEKAY TANKERS PREDECESSOR

NOTES TO THE AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS — (Continued)

5.	Long-Term Debt

	Year Ended December 31,
	2005	2006
	(in thousands of U.S. dollars)

U.S. Dollar-denominated Term Loan due 2017	$42,300	$38,700
U.S. Dollar-denominated Revolving Credit Facility due 2013	182,947	—

	225,247	38,700
Less current portion	3,600	3,600

Total	$221,647	$35,100

As at December 31, 2006, the Predecessor had one long-term undrawn revolving credit facility (the Revolver). As at such date, the Revolver provided for borrowings of up to $311.4 million, of which $311.4 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $15.9 million, and on maturity in 2013 it reduces by an additional $121.1 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at December 31, 2005, the interest rate outstanding on the Revolver was 5.1%. The Revolver requires that Teekay Corporation and certain of its subsidiaries maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines. As at December 31, 2006, this amount was $57.1 million. The Revolver is collateralized by first-priority mortgages granted on seven of the Predecessor’s vessels, together with other related collateral. The Revolver is guaranteed by Teekay Corporation.

As at December 31, 2006, the Predecessor had one term loan outstanding in amount of $38.7 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Predecessor’s vessels, together with certain other collateral. The term loan is guaranteed by Teekay Corporation.

The aggregate annual long-term debt principal repayments required to be made by the Predecessor under the Revolver and term loan subsequent to December 31, 2006 are $3.6 million (2007), $3.6 million (2008), $3.6 million (2009), $3.6 million (2010), $3.6 million (2011) and $20.7 million (thereafter).

6.	Operating Leases

Charters-out

Time charters of the Predecessor’s vessels to customers are accounted for as operating leases. As at December 31, 2006, minimum scheduled future revenues to be received by the Predecessor under time charters then in place were approximately $30.8 million, comprised of $26.6 million (2007) and $4.2 million (2008).

The minimum scheduled future revenues will not reflect total charter hire revenues for any of the years.

7.	Fair Value of Financial Instruments

The estimated fair value of the Predecessor’s financial instruments is as follows:

	Year Ended December 31,
	2005		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(in thousands of U.S. dollars)

Advances from affiliates	$43,675	$43,675	$42,496	$42,496
Long-term debt	225,247	222,280	38,700	35,921

TEEKAY TANKERS PREDECESSOR

NOTES TO THE AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS — (Continued)

8.	Related-Party Transactions

a. The Predecessor’s vessels are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $3.9 million and $4.5 million during the years ended December 31, 2005 and 2006, respectively.

b. During the years ended December 31, 2005 and 2006, $5.1 million and $7.6 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor were incurred by Teekay Corporation and have been allocated to the Predecessor. See Note 1.

c. During the years ended December 31, 2005 and 2006, $1.3 million and $2.3 million, respectively, of interest expense was incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor. See Note 1.

d. During the years ended December 31, 2005 and 2006, $12.3 million and $15.8 million, respectively, of revenues was earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% interest.

9.	Change in Non-Cash Working Capital Items Related to Operating Activities

	Year Ended December 31,
	2005	2006
	(in thousands of U.S. dollars)

Accounts receivable	$(11,988)	$5,179
Prepaid expenses and other assets	(1,632)	(674)
Accounts payable and accrued liabilities	2,135	1,808

	$(11,485)	$6,313

10.	Valuation and Qualifying Accounts

	Balance at	Balance at
	Beginning of	End of
	Year	Year
	(in thousands of U.S. dollars)

Allowance for bad debts:
Year ended December 31, 2005	$14	$23
Year ended December 31, 2006	23	84

UNAUDITED COMBINED

CARVE-OUT FINANCIAL STATEMENTS

OF

TEEKAY TANKERS PREDECESSOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TEEKAY TANKERS PREDECESSOR

We have reviewed the accompanying combined carve-out balance sheet of Teekay Tankers Predecessor as of June 30, 2007 as described in Note 1, and the related combined carve-out statements of income and cash flows for the six months ended June 30, 2007 and 2006. These financial statements are the responsibility of Teekay Tankers Predecessor’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the combined carve-out financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined carve-out balance sheet of Teekay Tankers Predecessor as of December 31, 2006, and the related combined carve-out statements of income, changes in owner’s equity and cash flows for the year then ended, and in our report dated September 10, 2007, we expressed an unqualified opinion on those combined carve-out financial statements. In our opinion, the information set forth in the combined carve-out balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the combined carve-out balance sheet from which it has been derived.

Vancouver, Canada,	/s/ Ernst & Young LLP
October 17, 2007	Chartered Accountants

TEEKAY TANKERS PREDECESSOR (Note 1)

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF INCOME

	Six Months Ended
	June 30,
	2006	2007
	(in thousands of
	U.S. dollars, except number of shares and per share data)

VOYAGE REVENUES ($6.9 million and $7.4 million for 2006 and 2007, respectively, from related parties) (note 4d)	$80,333	$77,263

OPERATING EXPENSES
Voyage expenses	24,177	21,611
Vessel operating expenses	10,801	10,115
Depreciation and amortization	7,794	7,809
General and administrative expenses ($6.3 million and $6.5 million for 2006 and 2007, respectively, from related parties) (notes 4a and 4b)	6,223	6,515

Total operating expenses	$48,995	$46,050

Income from vessel operations	31,338	31,213

OTHER ITEMS
Interest expense ($1.1 million and $1.2 million for 2006 and 2007, respectively, from related parties) (note 4c)	(7,407)	(3,316)
Income taxes	(792)	—
Other income — net	(10)	(1)

Total other items	(8,209)	(3,317)

Net income	$23,129	$27,896

Pro forma net income per share(1)		$1.92
Pro forma weighted-average shares outstanding(1)		14,503,034

(1)	Pro forma earnings per share give effect to the issuance of 14,503,034 shares of the Company’s Class A common stock, which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund the Company’s payment of a $249.5 million note payable to Teekay Holdings Ltd. that represents partial consideration for the contribution to the Company of nine wholly owned subsidiaries of Teekay Corporation, each of which owns one Aframax-class oil tanker. The number of shares assumes an initial offering price of $18.50 per share and underwriting discount and offering costs of $18.8 million.

The accompanying notes are an integral part of the unaudited interim combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR (Note 1)

UNAUDITED COMBINED CARVE-OUT BALANCE SHEETS

			Pro Forma
	As at	As at	As at
	December 31,	June 30,	June 30,
	2006	2007	2007(1)
	(in thousands of U.S. dollars)

ASSETS
Current
Accounts receivable, net of allowance for doubtful accounts of $103 (December 31, 2006 — $84)	$10,643	$7,432	$7,432
Prepaid expenses	3,445	4,699	4,699
Other current assets	116	250	250

Total current assets	14,204	12,381	12,381

Vessels and equipment (note 3)
At cost, less accumulated depreciation of $71,847 (December 31, 2006 — $64,038)	282,451	274,888	274,888
Other assets	1,970	2,001	2,001

Total assets	$298,625	$289,270	$289,270

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	$2,322	$2,253	$2,253
Accrued liabilities	5,532	4,536	4,536
Current portion of long-term debt (note 3)	3,600	3,600	3,600
Advances from affiliates (note 2)	42,496	41,661	291,198

Total current liabilities	53,950	52,050	301,587

Long-term debt (note 3)	35,100	50,082	50,082

Total liabilities	89,050	102,132	351,669

Commitments and contingencies (note 3)
Owner’s equity
Owner’s equity	209,575	187,138	(62,399)

Total owner’s equity	209,575	187,138	(62,399)

Total liabilities and owner’s equity	$298,625	$289,270	$289,270

(1)	Gives effect to Teekay Corporation’s contribution to the Company of nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for (1) the issuance to Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation, of 12,500,000 shares of the Company’s Class B common stock (which entitles the holders to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum) and 2,500,000 shares of the Company’s Class A common stock (which entitles the holders to one vote per share); and (2) the issuance by the Company to Teekay Holdings Ltd. of a non-interest bearing promissory note, the original principal amount of which will vary depending upon the Company’s outstanding indebtedness and which as of June 30, 2007 would have been $249.5 million.

The accompanying notes are an integral part of the unaudited interim combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR (Note 1)

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2006	2007
	(in thousands of U.S. dollars)

Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income	$23,129	$27,896
Non-cash items:
Depreciation and amortization	7,794	7,809
Other — net	99	182
Change in non-cash working capital items related to operating activities	10,630	759
Expenditures for drydocking	(157)	—

Net operating cash flow	41,495	36,646

FINANCING ACTIVITIES
Proceeds from long-term debt	56,917	202,080
Capitalized loan costs	—	(213)
Scheduled repayments of long-term debt	(1,800)	(1,800)
Prepayments of long-term debt	(65,048)	(185,298)
Net advances to affiliates	(578)	(835)
Return of capital	(30,421)	(50,334)

Net financing cash flow	(40,930)	(36,400)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(565)	(246)

Net investing cash flow	(565)	(246)

Increase (decrease) in cash and cash equivalents	—	—

Cash and cash equivalents, beginning of the period	—	—

Cash and cash equivalents, end of the period	$—	$—

The accompanying notes are an integral part of the unaudited interim combined carve-out financial statements.

TEEKAY TANKERS PREDECESSOR

NOTES TO THE UNAUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of presentation

During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers.

At or prior to the closing of the Company’s initial public offering, a subsidiary of Teekay Corporation will transfer to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock (which entitles the holders to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum), 2,500,000 shares of the Company’s Class A common stock (which entitles the holders to one vote per share) and a non-interest bearing promissory note. Prior to these contributions to the Company, Teekay Corporation will transfer seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation which will not be contributed to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. These transfers will represent a reorganization of entities under common control and will be recorded at historical cost. The combined carve-out financial statements for the six months ended June 30, 2007 and 2006 and as at December 31, 2006 and June 30, 2007 reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor.

Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor’s vessels are co-mingled with other funds in accounts that are owned by companies other than Teekay Tankers Ltd. or the two wholly owned subsidiaries historically included in the Predecessor to be transferred to the Company. Consequently, any cash transactions made on behalf of the two wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates. Any cash transactions attributable to vessels that were not made on behalf of the two wholly owned subsidiaries are reflected as increases or decreases in owner’s equity.

The Predecessor’s two wholly owned subsidiaries have been capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of the vessels. For each of the periods presented, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and external loans that are directly attributable to the other seven vessels.

In the preparation of these combined carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. General and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor, for each of the periods presented, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker segment and fixed-rate tanker segment. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor. See Note 4.

Prior to August 2006, one of the Predecessor’s vessels conducted business through a Canadian subsidiary of Teekay Corporation, which will not be transferred to the Company. Income taxes of $0.8 million for the six

TEEKAY TANKERS PREDECESSOR

NOTES TO THE UNAUDITED COMBINED CARVE-OUT
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars or unless otherwise indicated)

months ended June 30, 2006 have been allocated to the Predecessor based on the proportionate share of income taxes incurred by the Canadian subsidiary relating to the operation of this vessel.

The unaudited interim combined carve-out financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Predecessor’s audited combined carve-out financial statements for the year ended December 31, 2006. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Predecessor’s combined carve-out financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon combination. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and such estimates may not be reflective of actual results after the closing of the Company’s initial public offering.

2.	Advances from Affiliates

The Predecessor’s advances from affiliates are non-interest bearing, have no fixed terms of repayment and are unsecured.

	June 30,	June 30,
	2006	2007
	(in thousands of U.S. dollars)

Balance at Beginning of Period	$43,675	$42,496

Advances for vessel and equipment capital expenditures	325	21
Long-term debt advances net of repayments	1,800	1,800
Cash flow from operations of two wholly owned subsidiaries	(2,703)	(2,656)

Balance at End of Period	$43,097	$41,661

The Predecessor’s two wholly owned subsidiaries have been capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these loans were used to finance the acquisition of the vessels. In order to fully reflect all costs of doing business, interest expense of $1.1 million and $1.2 million, respectively, for the six months ended June 30, 2006 and 2007, has been allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans.

3.	Long-Term Debt

	December 31,	June 30,
	2006	2007

U.S. Dollar-denominated Term Loan due 2017	$38,700	$36,900
U.S. Dollar-denominated Revolving Credit Facility due 2013	—	16,782

	38,700	53,682
Less current portion	3,600	3,600

Total	$35,100	$50,082

TEEKAY TANKERS PREDECESSOR

NOTES TO THE UNAUDITED COMBINED CARVE-OUT
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars or unless otherwise indicated)

As at June 30, 2007, the Predecessor had one long-term revolving credit facility (the Revolver). As at such date, the Revolver provided for borrowings of up to $292.2 million, of which $275.4 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount $15.7 million, and on maturity in 2013 it reduces by an additional $119.7 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at June 30, 2007, the interest rate outstanding on the Revolver was 5.9%. The Revolver requires that Teekay Corporation and certain of its subsidiaries maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines. As at June 30, 2007, this amount was $107.6 million. The Revolver is collateralized by first-priority mortgages granted on seven of the Predecessor’s vessels, together with other related collateral. The Revolver is guaranteed by Teekay Corporation.

As at June 30, 2007, the Predecessor had one term loan outstanding in an amount of $36.9 million. This term loan bears interest at a fixed-rate of 4.06%, reduces in quarterly payments of $0.9 million and is collateralized by first-preferred mortgages on two of the Predecessor’s vessels, together with certain other collateral. The term loan is guaranteed by Teekay Corporation.

The aggregate annual long-term debt principal repayments required to be made by the Predecessor under the Revolver and the term loan subsequent to June 30, 2007 are $1.8 million (remainder of 2007), $3.6 million (2008), $3.6 million (2009), $3.6 million (2010), $3.6 million (2011) and $37.5 million (thereafter).

4.	Related-Party Transactions

a. The Predecessor’s vessels are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $2.2 million and $2.4 million during the six months ended June 30, 2006 and 2007, respectively.

b. During the six months ended June 30, 2006 and 2007, $4.1 million and $4.1 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor were incurred by Teekay Corporation and have been allocated to the Predecessor. See Note 1.

c. During the six months ended June 30, 2006 and 2007, $1.1 million and $1.2 million, respectively, of interest expense was incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor. See Note 1.

d. During the six months ended June 30, 2006 and 2007, $6.9 million and $7.4 million, respectively, of revenues has been earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% interest.

5.	Supplemental Cash Flow Information

Cash interest paid by the Predecessor during the six months ended June 30, 2006 and 2007 totaled $7.3 million and $3.1 million, respectively.

TEEKAY TANKERS PREDECESSOR

NOTES TO THE UNAUDITED COMBINED CARVE-OUT
FINANCIAL STATEMENTS — (Continued)
(all tabular amounts stated in thousands of U.S. Dollars or unless otherwise indicated)

6.	Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Predecessor adopted FIN 48 as of January 1, 2007, which did not have a material effect on the Predecessor’s financial position or results of operations.

AUDITED BALANCE SHEET

OF

TEEKAY TANKERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TEEKAY TANKERS LTD.

We have audited the accompanying balance sheet of Teekay Tankers Ltd. as of October 17, 2007. The balance sheet is the responsibility of the Stockholder’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay Tankers Ltd. at October 17, 2007 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,	/s/ Ernst & Young LLP

October 18, 2007	Chartered Accountants

TEEKAY TANKERS LTD.

AUDITED BALANCE SHEET

As at
October 17,
2007

ASSETS
Current
Cash and cash equivalents	$1,000

Total assets	$1,000

STOCKHOLDER’S EQUITY
Stockholder’s equity
Class A common stock ($0.01 par value; 200,000,000 shares authorized; 1,000 shares issued and outstanding)	$1,000
Class B common stock ($0.01 par value; 100,000,000 shares authorized; none issued and outstanding)	—
Preferred stock ($0.01 par value; 100,000,000 shares authorized; none issued and outstanding)	—

Total stockholder’s equity	$1,000

The accompanying notes are an integral part of the balance sheet.

TEEKAY TANKERS LTD.

NOTES TO AUDITED BALANCE SHEET

1.	Nature of Operations

Teekay Tankers Ltd. (or the Company) was incorporated in the Marshall Islands on October 17, 2007 to own a 100% interest in nine Aframax-class oil tankers. The Company intends to obtain these vessels in connection with the initial public offering of shares of its Class A common stock (the Offering). The Company is a wholly owned subsidiary of Teekay Corporation, a publicly traded company incorporated in Marshall Islands.

The Company has adopted a December 31 fiscal year-end. Teekay Corporation contributed $1,000 to the Company on October 17, 2007. There have been no other transactions involving the Company as at October 17, 2007.

2.	Subsequent Events

At or prior to the closing of the Offering, the following are among the transactions that are expected to occur:

•	The contribution to the Company of nine wholly owned subsidiaries of Teekay Corporation, each of which owns one Aframax-class oil tanker, in exchange for:

¡	the issuance to Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation, of 12,500,000 shares of the Company’s Class B common stock (which entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum) and 2,500,000 shares of the Company’s Class A common stock (which entitles the holder to one vote per share); and

¡	the issuance by the Company to Teekay Holdings Ltd. of a non-interest bearing promissory note (or the Note).

•	The issuance by the Company of 10,000,000 shares of its Class A common stock to the public at an assumed initial public offering price of $18.50 per share and the use by the Company of the net proceeds of the Offering to pay expenses associated with the public offering and to repay the Note;

•	The Company entering into a long-term management agreement pursuant to which Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation, and its affiliates will provide to the Company commercial, technical, administrative and strategic services; and

•	The Company entering into a revenue sharing pool agreement with Teekay Corporation and its wholly owned subsidiary Teekay Chartering Limited, pursuant to which Teekay Chartering will operate a pool of tankers initially comprised of all of Teekay Corporation’s and the Company’s Aframax-class crude tankers that trade in the spot market.

10,000,000 Shares

Class A Common Stock

Teekay Tankers Ltd.

PROSPECTUS
          , 2007

Citi	Morgan Stanley

Merrill Lynch & Co.

Wachovia Securities

Deutsche Bank Securities

JPMorgan

Dahlman Rose & Company

Scotia Capital

Johnson Rice & Company L.L.C.

Until          , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The section of the prospectus entitled “Description of Capital Stock — Limitations on Director Liability and Indemnification of Directors and Officers” discloses that we must indemnify officers and directors to the fullest extent authorized by applicable law and is incorporated herein by this reference. This section also discloses that we are authorized to advance certain expenses to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers. Reference is made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement in which Teekay Tankers Ltd. will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7.	Recent Sales of Unregistered Securities

On October 17, 2007, in connection with our incorporation, we issued 1,000 shares of our Class A common stock, par value $0.01 per share, to Teekay Holdings Ltd. in consideration of a capital contribution of $1,000 by it. That issuance was exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number		Description

1.1	—	Form of Underwriting Agreement*
3.1	—	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd.*
3.2	—	Amended and Restated Bylaws of Teekay Tankers Ltd.*
4.1	—	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation*
5.1	—	Opinion of Watson, Farley & Williams (New York) LLP, as to the legality of the securities being registered
8.1	—	Opinion of Perkins Coie LLP relating to United States tax matters*
8.2	—	Opinion of Watson, Farley & Williams (New York) LLP relating to Marshall Islands tax matters
10.1	—	Contribution, Conveyance and Assumption Agreement*
10.2	—	Management Agreement*
10.3	—	Revenue Sharing Pool Agreement*
10.4	—	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan*
21.1	—	List of Subsidiaries of Teekay Tankers Ltd.*
23.1	—	Consent of Ernst & Young LLP
23.2	—	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)
23.3	—	Consent of Perkins Coie LLP (contained in Exhibit 8.1)
23.4	—	Consent of Clarkson Research Services Limited
23.5	—	Consent of Fearnresearch
24.1	—	Powers of Attorney (contained on page II-3)
99.1	—	Consent of Richard du Moulin

*	To be filed by amendment.

(b) Financial Statement Schedules.

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on December 3, 2007.

TEEKAY TANKERS LTD.

By:	/s/ Bjorn Moller
Name: Bjorn Moller

Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Bjorn Moller and Vincent Lok, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Bjorn Moller Bjorn Moller	Chief Executive Officer and Director (Principal Executive Officer)	December 3, 2007

/s/ C. Sean Day C. Sean Day	Chairman of the Board	December 3, 2007

/s/ Peter Evensen Peter Evensen	Executive Vice President, Director and Authorized Representative in the United States	December 3, 2007

/s/ Vincent Lok Vincent Lok	Chief Financial Officer (Principal Financial and Accounting Officer)	December 3, 2007

EXHIBIT INDEX

Exhibit
Number		Description

1.1	—	Form of Underwriting Agreement*
3.1	—	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd.*
3.2	—	Amended and Restated Bylaws of Teekay Tankers Ltd.*
4.1	—	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation*
5.1	—	Opinion of Watson, Farley & Williams (New York) LLP, as to the legality of the securities being registered
8.1	—	Opinion of Perkins Coie LLP relating to United States tax matters*
8.2	—	Opinion of Watson, Farley & Williams (New York) LLP relating to Marshall Islands tax matters
10.1	—	Contribution, Conveyance and Assumption Agreement*
10.2	—	Management Agreement*
10.3	—	Revenue Sharing Pool Agreement*
10.4	—	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan*
21.1	—	List of Subsidiaries of Teekay Tankers Ltd.*
23.1	—	Consent of Ernst & Young LLP
23.2	—	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)
23.3	—	Consent of Perkins Coie LLP (contained in Exhibit 8.1)
23.4	—	Consent of Clarkson Research Services Limited
23.5	—	Consent of Fearnresearch
24.1	—	Powers of Attorney (contained on page II-3)
99.1	—	Consent of Richard du Moulin

*	To be filed by amendment.

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